     As filed with the Securities and Exchange Commission on May 19, 2000
                                                     Registration No. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                      APPLIED MICRO CIRCUITS CORPORATION
            (Exact name of registrant as specified in its charter)

                                ---------------

            Delaware                          3674                   94-2586591
 (State or other jurisdiction of  (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)    Classification Code Number) Identification Number)

                      APPLIED MICRO CIRCUITS CORPORATION
               6290 Sequence Drive, San Diego, California 92121
                           Telephone: (858) 450-9333
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                              WILLIAM E. BENDUSH
                Vice President, Finance and Administration, and
                            Chief Financial Officer
                      APPLIED MICRO CIRCUITS CORPORATION
               6290 Sequence Drive, San Diego, California 92121
                           Telephone: (858) 450-9333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

            D. BRADLEY PECK, ESQ.                             KNOX BELL, ESQ.
             COOLEY GODWARD llp                       GRAY CARY WARE & FREIDENRICH llp
      4365 Executive Drive, Suite 1100                4365 Executive Drive, Suite 1600
         San Diego, California 92121                    San Diego, California 92121
          Telephone: (858) 550-6000                      Telephone: (858) 677-1400

                                ---------------

         Approximate date of commencement of proposed sale to the public:
       As promptly as practicable after this Registration Statement becomes effective and prior to the effective time of the proposed merger described in this Registration Statement.

   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                             Proposed       Proposed
                                               Amount        maximum        maximum      Amount of
          Title of each class of                to be     offering price   aggregate    registration
        securities to be registered         registered(2)    per unit    offering price     fee
----------------------------------------------------------------------------------------------------
Common stock, $0.01 par value.............    2,250,000        (3)            (3)        $12,599.70
----------------------------------------------------------------------------------------------------

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(1) This Registration Statement relates to common stock, par value $0.01 per share, of the Registrant issuable to holders of common stock of YuniNetworks, Inc. in connection with the merger described herein.

(2) Represents the maximum number of shares of common stock of the Registrant which may be issued to former security holders of YuniNetworks, Inc. pursuant to the merger.

(3) Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, the registration fee has been calculated on the basis of the book value of the securities of YuniNetworks, Inc., calculated to be $4,772,613 in the aggregate as of March 31, 2000, being transferred to the Registrant pursuant to the merger described herein.

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

                   SUBJECT TO COMPLETION, DATED MAY 19, 2000

                   PROSPECTUS/CONSENT SOLICITATION STATEMENT

                   TO THE STOCKHOLDERS OF YUNINETWORKS, INC.

                Merger Proposed--Your Consent is Very Important

   Each of the board of directors of Applied Micro Circuits Corporation and YuniNetworks, Inc. has approved the merger of a wholly owned subsidiary of Applied Micro Circuits Corporation with and into YuniNetworks.

   If the merger is completed, you will receive          of a share of Applied
Micro Circuits Corporation common stock for each share of common stock of YuniNetworks you own or will own upon conversion of preferred stock of YuniNetworks.

   The board of directors of YuniNetworks recommends that the stockholders of YuniNetworks approve the matters described in this document. Your consent is very important.

   YuniNetworks cannot complete the transaction contemplated by the merger agreement unless YuniNetworks' stockholders approve the merger agreement. Accordingly, please take the time to complete and mail the enclosed action by written consent to YuniNetworks.

   Assuming the required approvals of the stockholders of YuniNetworks are received and other conditions to the merger are satisfied or waived, the closing of the merger will occur.

   The common stock of Applied Micro Circuits Corporation is listed on The Nasdaq National Market under the trading symbol "AMCC." On May 17, 2000, the last reported sale price for AMCC common stock was $109.38 per share.

   You may consent to the merger if you own shares of preferred stock or common
stock of YuniNetworks as of the close of business on       , 2000.

   This prospectus/consent solicitation statement provides you with detailed information about the proposed merger. Applied Micro Circuits Corporation provided the information concerning Applied Micro Circuits Corporation. YuniNetworks provided the information concerning YuniNetworks.

   We strongly urge you to read and consider carefully this prospectus/consent solicitation statement in its entirety, including the matters referred to under "Risk Factors" beginning at page 21.

                                          Dr. Kenneth Yun
                                          Chairman of the Board


 Neither the Securities and Exchange Commission nor any state securities regulators have approved the Applied Micro Circuits Corporation common stock to be issued in the merger or determined if this prospectus/consent solicitation statement is accurate or adequate. Any representation to the contrary is a criminal offense.


   We are first mailing this prospectus/consent solicitation statement and the
action by written consent on or about       , 2000.

 The date of this prospectus/consent solicitation statement is          , 2000.

                               TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.................................................   4

WHERE YOU CAN FIND MORE INFORMATION........................................   4

QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................   5

SUMMARY....................................................................   6

PRICE RANGE OF COMMON STOCK................................................  11

AMCC SUMMARY FINANCIAL INFORMATION.........................................  12

AMCC QUARTERLY FINANCIAL INFORMATION.......................................  13

YUNINETWORKS SUMMARY FINANCIAL INFORMATION.................................  14

COMPARATIVE PER SHARE DATA (UNAUDITED).....................................  15

AMCC AND YUNINETWORKS UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
 STATEMENTS................................................................  16

AMCC AND YUNINETWORKS UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE
 SHEET.....................................................................  17

AMCC AND YUNINETWORKS UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF
 OPERATIONS................................................................  18

  AMCC and YuniNetworks Notes to Unaudited Pro Forma Combined Condensed
   Financial Statements....................................................  19

RISK FACTORS...............................................................  21
  Risks Relating to the Merger.............................................  21
  Risks Relating to AMCC's and YuniNetworks' Business......................  22

THE MERGER.................................................................  34
  Background of the Merger.................................................  34
  AMCC's Reasons for the Merger............................................  35
  YuniNetworks' Reasons for the Merger.....................................  36
  Consideration to be Received in the Merger...............................  37
  Procedures for Exchange of YuniNetworks' Stock Certificates..............  37
  Treatment of Options to Purchase YuniNetworks' Common Stock..............  37
  Stock Ownership Following the Merger.....................................  38

CERTAIN TERMS OF THE MERGER AGREEMENT......................................  39
  General..................................................................  39
  Representations and Warranties...........................................  39
  Certain Covenants of the Parties.........................................  39
  Conditions to the Merger.................................................  40
  Indemnification..........................................................  41
  Termination..............................................................  42
  Expenses Relating to the Merger..........................................  42
  Escrow Agreement.........................................................  42

INTERESTS OF CERTAIN PERSONS IN THE MERGER AND RELATED AGREEMENTS..........  44
  Interests of Certain Persons in the Merger...............................  44
  Voting Agreement.........................................................  44

OTHER MATTERS RELATED TO THE MERGER.......................................  45
  Material Federal Income Tax Consequences................................  45
  Restrictions on Resales of AMCC Common Stock by Affiliates of
   YuniNetworks...........................................................  47
  Accounting Treatment....................................................  48
  Appraisal Rights........................................................  48
  Appraisal Rights Procedures.............................................  48

AMCC BUSINESS.............................................................  51

AMCC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  57

AMCC MANAGEMENT AFTER THE MERGER..........................................  63
  Executive Officers and Directors........................................  63
  Director Compensation...................................................  66
  Executive Compensation..................................................  67

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........  71

YUNINETWORKS BUSINESS.....................................................  73

YUNINETWORKS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS................................................  74
  Overview................................................................  74
  Results of Operations...................................................  74
  Liquidity and Capital Resources.........................................  75

DESCRIPTION OF AMCC CAPITAL STOCK.........................................  76
  Notice of Stockholders' Meetings........................................  76
  Transfer Agent and Registrar............................................  76

COMPARISON OF STOCKHOLDER RIGHTS..........................................  77
  General.................................................................  77
  Size of the Board of Directors..........................................  77
  Classification of the Board of Directors................................  77
  Cumulative Voting.......................................................  77
  Removal of Directors....................................................  78
  Filling Vacancies on the Board of Directors.............................  78
  Amendment of AMCC Certificate and YuniNetworks Certificate..............  79
  Amendment of Bylaws.....................................................  79
  Right to Call Special Meetings of Stockholders..........................  79
  Stockholder Action Without a Meeting....................................  80
  Dividends...............................................................  80
  Preemptive Rights of Stockholders.......................................  80
  Appraisal Rights........................................................  80
  Indemnification.........................................................  81

EXPERTS...................................................................  82

LEGAL MATTERS.............................................................  82

The following appendices also constitute part of this prospectus/consent solicitation statement:

   A--Agreement and Plan of Merger and Reorganization
   B--Section 262 of the General Corporation Law of the State of Delaware C--Form of Voting Agreement

                           FORWARD-LOOKING STATEMENTS

   AMCC and YuniNetworks have each made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of AMCC, YuniNetworks or the combined company. When used in this prospectus/consent solicitation statement, the words "may", "intend", "will", "should", "could", "potential", "expect", "anticipate", "believe", "estimate", "plan", "predict", or "continue" and similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. You should note that the merger and an investment in AMCC common stock involve certain risks and uncertainties that could affect the future financial results of AMCC. Some of these risks include:

  . risks related to the integration of AMCC and YuniNetworks;

  . risks associated with the exchange ratio;

  . risks associated with integrating the businesses and technologies of AMCC and YuniNetworks;

  . risks relating to the respective businesses of AMCC and YuniNetworks; and

  . other risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus/consent solicitation statement.

                      WHERE YOU CAN FIND MORE INFORMATION

   Applied Micro Circuits Corporation (AMCC) is a Delaware corporation. AMCC's principal executive offices are located at 6290 Sequence Drive, San Diego, California 92121, and its telephone number is (858) 450-9333.

   YuniNetworks, Inc. is a Delaware corporation. YuniNetworks' principal executive offices are located at 12780 High Bluff Drive, Suite 270, San Diego, California 92130, and its telephone number is (858) 350-4010.

   AMCC has filed a registration statement on Form S-4 with the SEC, of which this prospectus/consent solicitation statement is a part. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

   Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You also can find AMCC's SEC filings at the SEC's website at www.sec.gov.

   AMCC and YuniNetworks are not incorporating any documents by reference in this prospectus/consent solicitation statement.

   You should rely only on the information provided in this prospectus/consent solicitation statement (including the appendices of this prospectus/consent solicitation statement) in considering how to vote your shares on the proposal discussed herein. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus/consent solicitation statement is accurate as of any date other than the date on the front of this document.

                               ----------------

   This prospectus/consent solicitation statement contains trademarks and registered trademarks of AMCC and other companies.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

   Q: As a YuniNetworks stockholder, what will I receive in the merger?

   A: You will receive         of a share of AMCC common stock in exchange for
each share of common stock of YuniNetworks that you own or will own upon conversion of preferred stock of YuniNetworks. For example, if you own 1,000
shares of common stock of YuniNetworks, you will receive         shares of AMCC
common stock in exchange for your shares of common stock of YuniNetworks. No fractional shares will be issued. You will receive cash for any fractional share you would otherwise receive.

   Q: Will I receive all of my AMCC common stock immediately following the merger?

   A: Of the AMCC shares you are entitled to receive, 10% will be placed into an escrow account. Alternatively, you may deposit an amount of cash in the escrow account equal to the value of the AMCC shares that would otherwise have been deposited in the escrow account. The escrowed shares or cash will be used to secure the pro rata indemnification obligations of the stockholders of YuniNetworks under the merger agreement. Shares and cash that have not been used to satisfy indemnification claims will be released to you on the first anniversary of the merger unless indemnification claims made prior to the first anniversary of the merger remain unresolved, in which case a portion of the shares and cash will be retained to satisfy such claims.

   Q: What happens to my options to purchase shares of YuniNetworks common stock as a result of the merger?

   A: Each option to purchase shares of YuniNetworks common stock will be assumed by AMCC. The number of shares of AMCC common stock that you will be entitled to acquire upon the exercise of your option will be equal to the number of shares of YuniNetworks common stock subject to your option multiplied by the exchange ratio. The per share exercise price of an assumed option will be determined by dividing the exercise price of the option in effect immediately prior to the merger by the exchange ratio. The resulting exercise price is then rounded up to the nearest whole cent. For example, if you have an option to purchase 1,000 shares of YuniNetworks common stock at an exercise
price of $0.05 per share and the exchange ratio is           , after the merger
you will have an option to purchase        shares of AMCC common stock, at an
exercise price of $       per share.

   Q: Do I have to do anything with my options?

   A: No. Your options will be assumed as noted above and in accordance with the terms of YuniNetworks' equity incentive plan.

   Q: What are the tax consequences of the merger?

   A: Subject to the discussion in "Material Federal Income Tax Consequences" below, AMCC and YuniNetworks have structured the merger so that for federal income tax purposes, YuniNetworks' stockholders will generally not recognize a gain or a loss upon the receipt of solely AMCC common stock in the merger, except with respect to cash received in lieu of fractional shares or in connection with the exercise of appraisal rights. AMCC and YuniNetworks have conditioned the merger on receipt of legal opinions regarding the tax consequences of the merger.

   Q: What should I do to consent to the Merger?

   A: Sign, date and return the enclosed action by written consent to YuniNetworks as soon as you can. A return envelope has been provided for your convenience.

   Q: Should I send in my YuniNetworks stock certificates now?

   A: No. After the merger is completed, AMCC will send you written instructions for exchanging your YuniNetworks' stock certificates.

   Q: When do you expect the merger to be completed?

   A: Assuming that AMCC and YuniNetworks satisfy or waive all of the other conditions to closing contained in the merger agreement, the merger will occur within 20 business days after receiving the consent of the required number of stockholders of YuniNetworks to approve the merger.

                                    SUMMARY

   This summary highlights selected information found in greater detail elsewhere in this prospectus/consent solicitation statement. This summary does not contain all of the information that is important to you. We urge you to read the entire document (including the appendices) before you decide whether to consent. The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement which is the legal document governing the terms of the merger. We have included page references parenthetically to direct you to a more complete description in this prospectus/consent solicitation statement of the topics presented in this summary. Unless the context requires otherwise, references to "we," "us," "our" and "AMCC" refer to Applied Micro Circuits Corporation and its wholly owned subsidiaries.

The Companies (pages 51 and 73)

Applied Micro Circuits Corporation
6290 Sequence Drive
San Diego, CA 92121
(858) 450-9333

   AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's optical networks. We offer integrated circuit, or IC, products that enable the transport of voice and data over fiber optic networks by utilizing a combination of high-frequency analog, mixed-signal and digital design expertise coupled with system-level knowledge and multiple silicon process technologies. Our customers include leading communications equipment manufacturers such as Alcatel, Ciena, Cisco, Lucent, Marconi Communications and Nortel as well as emerging communications systems providers such as Cerent (recently acquired by Cisco), Juniper Networks, Monterey Networks (recently acquired by Cisco), Nexabit (recently acquired by Lucent) and Sycamore Networks.

   Over the past decade, the volume of high speed data traffic across the public communications network has grown significantly, reflecting the increasing demand for Internet access, electronic mail communications, electronic commerce, remote access by telecommuters and other network data transmission services. The volume and complexity of transmitted data has led to the increasing deployment of high-speed communications technologies such as DWDM, SONET/SDH and ATM. Dense wave division multiplexing, or DWDM, is a technology for increasing the bandwidth in fiber optic networks. The synchronous optical network, or SONET, standard in North America and Japan, and the synchronous digital hierarchy, or SDH, standard in the rest of the world, are the standards for the transmission of signals over optical fiber. Asynchronous transfer mode, or ATM, a transmission protocol complementary to SONET/SDH, is optimized to handle the multiple protocols existing in today's networks.

   Enterprise networks (individual networks built by specific businesses) also are rapidly being upgraded with higher bandwidth technologies, such as Gigabit Ethernet. In addition, the Fibre Channel standard, which facilitates data transmission at rates exceeding one gigabit per second, is a scalable method for achieving high-speed, high-volume data transfer among workstations, mainframes, data storage devices and other peripherals.

   Our objective is to be the premier supplier of high-bandwidth silicon ICs for the world's optical networks. Our strategies for achieving this objective include:

  . Focusing on high-growth, fiber optic-based network markets;

  . Providing complete system solutions to our customers;

  . Integrating higher levels of functionality into our semiconductor products; and

  . Leveraging our expertise in multiple silicon-process technologies to provide cost-effective, optimized solutions.

   Our products target the SONET/SDH, ATM, Gigabit Ethernet and Fibre Channel semiconductor markets. In addition, we recently introduced silicon ICs targeted for DWDM systems. We provide our customers with complete silicon IC solutions ranging from physical media dependent devices such as laser drivers and physical layer products such as transceivers to overhead processor products such as framers and mappers. Our products span data rates from OC-3, or 155 megabits per second, to OC-192, or 10 gigabits per second. We also supply silicon ICs for the automated test equipment, or ATE, high-speed computing and military markets.

   We manufacture some products at our silicon wafer fabrication facility in San Diego, California. We also use outside semiconductor wafer fabrication facilities for the production of products designed on CMOS processes. Recently, we introduced several new products using IBM's silicon germanium BiCMOS process.

YuniNetworks, Inc.
12780 High Bluff Drive, Suite 270
San Diego, California 92130
(858) 350-4010

   YuniNetworks develops scalable switch fabric solutions (devices that route data through the network to its destination) with quality of service, or QOS, support (the ability to adhere to service level agreements) to meet the increasing demands for network bandwidth. YuniNetworks' switching architecture allows for scalable switch fabric solutions with switching speeds from 10 gigabits to 4 terabits per second. YuniNetworks' architecture also provides QOS for eight classes of service and thousands of traffic flows per port while maintaining high switching speed. YuniNetworks is developing a family of switching products for a wide range of applications from enterprise and storage area networks to the Internet core.

Our Reasons for the Merger (pages 35 and 36)

   AMCC. AMCC's board of directors approved the merger based upon a number of factors, including the following:

  . The combination of YuniNetworks' products currently under development with AMCC's products will enable AMCC to offer its customers more complete solutions;

  . The products that YuniNetworks is currently developing will complement
    AMCC's products because they are being designed to switch network traffic at extremely high speeds and will have features tailored to several networking protocols; and

  . AMCC believes that YuniNetworks' products under development will be superior to the products of YuniNetworks' competitors because, among other things, YuniNetworks' products will include proprietary features designed to maintain the integrity of data during transmission.

   YuniNetworks. YuniNetworks' board of directors approved the merger based upon a number of factors, including the following:

  . After the merger, YuniNetworks will have access to the customer base of AMCC and may benefit from increased distribution of YuniNetworks' products that are under development;

  . The value of AMCC common stock that YuniNetworks' stockholders will receive in the merger represents a significant premium for YuniNetworks' stockholders; and

  . The merger may allow YuniNetworks' stockholders to liquidate their investment sooner than they might have been able to if the merger did not occur.

Recommendation of the Board of YuniNetworks (page 37)

   The board of directors of YuniNetworks believes that the merger is fair to, and in the best interests of, YuniNetworks and its stockholders, and unanimously recommends that the stockholders of YuniNetworks consent to the merger.

What You Will Receive in the Merger (page 37)

   In connection with the merger, the holders of YuniNetworks common stock or shares of preferred stock convertible into common stock will receive of a share of AMCC common stock for each share of common stock of YuniNetworks they hold or will hold upon conversion of preferred stock of YuniNetworks. Thus, if you hold 1,000 shares of common stock of YuniNetworks, you will
receive        shares of AMCC common stock. Of the amount you are entitled to receive, however, 10% will be placed in an escrow account pursuant to the escrow agreement, discussed below.

   No fractional shares will be issued. Instead you will be paid in cash the dollar amount, without interest, determined by multiplying the fraction by the closing sales price of AMCC common stock as quoted on The Nasdaq National Market on the day immediately prior to the date the closing of the merger occurs.

Ownership of AMCC Following the Merger (page 38)

   An aggregate of           shares of AMCC common stock will be issued to the
stockholders of YuniNetworks. Based upon 122,371,759 shares of AMCC common stock issued and outstanding as of May 11, 2000, and assuming no exercise of outstanding options, warrants or other rights to purchase AMCC common stock, the former holders of YuniNetworks common and preferred stock would hold and
have voting power with respect to approximately    %, and the stockholders of
AMCC prior to the closing of the merger would hold and have voting power with
respect to approximately    %, of AMCC's total issued and outstanding shares of
common stock after consummation of the merger.

Required Consent (page 42)

   The affirmative vote of a majority of shares of YuniNetworks common stock and preferred stock, voting together as a single class, and the affirmative vote of a majority of shares of YuniNetworks preferred stock, voting as a separate class, is required to approve and adopt the merger agreement and approve the merger.

Escrow Agreement (page 42)

   Ten percent of the merger consideration to be received by each YuniNetworks' stockholder will be placed into an escrow account pursuant to the terms of an escrow agreement. The shares of AMCC common stock placed in the escrow account will be used to secure the indemnification obligations of the stockholders of YuniNetworks under the merger agreement. You may, however, elect to deliver cash to the escrow agent in lieu of shares of AMCC common stock. If so, you will be required to deliver to the escrow agent cash equal to value of the shares of AMCC common stock that you otherwise would have delivered to the escrow agent. Shares and cash that have not been used to satisfy claims will be released to you on the first anniversary of the merger unless any indemnification claims made prior to the first anniversary of the merger remain unresolved, in which case a portion of the shares and cash will be retained to satisfy such claims. A copy of the escrow agreement is attached to the merger agreement as Exhibit D. We encourage you to read the escrow agreement since it is the legal document that governs the disposition of the escrow account.

Voting Agreement (page 44)

   Dr. Kenneth Yun, Ms. Kay Yun and Raza Foundries Canada, Inc., a wholly owned subsidiary of Raza Foundries, Inc. beneficially own in the aggregate 10,500,000 shares of YuniNetworks common stock and 10,000,000 shares of YuniNetworks preferred stock, for an aggregate of 20,500,000 shares, or approximately 90% of the total YuniNetworks stock outstanding as of the record date. Each of Dr. Yun, Ms. Yun and Raza Foundries Canada has agreed to vote his, her or its common stock in favor of the approval and adoption of the merger agreement and the approval of the merger.

Interests of Certain Persons in the Merger (page 44)

   In considering the recommendation of the board of directors of YuniNetworks that you consent to the merger, you should be aware that S. Atiq Raza manages Raza Foundries Canada, one of the principal stockholders of YuniNetworks. Mr. Raza also serves on the boards of directors and is a stockholder of both YuniNetworks and AMCC. To satisfy certain requirements of the Investment Company Act of 1940, as amended, immediately prior to the closing of the merger, Raza Foundries Canada will sell for cash 90% of its YuniNetworks' stock to one or more financial institutions and 10% of its stock to AMCC. The cash provided by AMCC will be deposited in the escrow account.

   In addition, as a result of the merger, the vesting of certain of the shares of YuniNetworks owned by Ms. Yun will accelerate. As a result, Mr. Raza and Ms. Yun have interests in the merger that may be different from yours.

Conditions to the Merger (page 40)

   AMCC and YuniNetworks will complete the merger only if a number of conditions either are satisfied or waived, some of which include:

  . AMCC's Form S-4 Registration Statement pertaining to the merger being declared effective by the SEC;

  . there being no restraining orders, injunctions and other orders preventing the consummation of the merger or other legal requirements that make the consummation of the merger illegal; and

  . the holders of a majority of shares of YuniNetworks common stock and preferred stock voting together as a single class, and the holders of a majority of shares of the preferred stock voting together as a separate class, shall have approved the merger.

   In addition, AMCC may not have to complete the merger if more than 5% of the holders of YuniNetworks common stock elect to pursue their appraisal rights under Section 262 of the Delaware General Corporation Law or if the non-interested holders of 75% of the outstanding shares of YuniNetworks entitled to vote do not approve certain arrangements with respect to the compensation of Dr. Kenneth Yun and Ms. Kay Yun that would not otherwise be deductible expenses under Section 280G or Section 162 of the Internal Revenue Code of 1986, as amended.

Tax Matters (page 45)

   It is expected that the merger will constitute a tax-free reorganization for federal income tax purposes and, accordingly, that no gain or loss will be recognized for federal income tax purposes by the YuniNetworks' stockholders upon conversion of their YuniNetworks' common stock in the merger (except with respect to any cash received in the merger in lieu of any fractional share interest of YuniNetworks' common stock or for dissenting shares). The obligations of AMCC and YuniNetworks to consummate the merger are conditioned on the receipt by AMCC of an opinion from Cooley Godward llp, and the receipt by YuniNetworks of an opinion of Gray Cary Ware & Freidenrich llp, that the merger constitutes a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

   Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the merger to you.

Accounting Treatment (page 48)

   The merger will be accounted for as a "purchase" for financial reporting purposes.

Appraisal Rights (page 48)

   Under Delaware law, the holders of common stock of YuniNetworks will have appraisal rights and may be entitled to receive cash equal to the fair market value of their YuniNetworks common stock. To do so, they must follow the procedures set forth under Section 262 of the General Corporation Law of the State of Delaware. Section 262 is attached as Appendix B to this prospectus/consent solicitation statement.

                          PRICE RANGE OF COMMON STOCK

   AMCC's common stock is listed on The Nasdaq National Market under the symbol "AMCC." The following table shows, for the periods indicated, the high and low reported sales prices per share of AMCC common stock on The Nasdaq National Market. Share prices have been restated to reflect two-for-one stock splits effected on each of September 9, 1999 and March 23, 2000.

                                                                  High    Low
                                                                 ------- ------
   Fiscal year ended March 31, 1999
     First Quarter.............................................. $  7.50 $ 4.41
     Second Quarter............................................. $  7.50 $ 3.22
     Third Quarter.............................................. $ 10.16 $ 3.06
     Fourth Quarter............................................. $ 11.69 $ 8.24

                                                                  High    Low
                                                                 ------- ------
   Fiscal year ended March 31, 2000
     First Quarter.............................................. $ 21.25 $10.28
     Second Quarter............................................. $ 33.50 $19.06
     Third Quarter.............................................. $ 64.19 $27.19
     Fourth Quarter............................................. $158.87 $50.53

                                                                  High    Low
                                                                 ------- ------
   Fiscal year ended March 31, 2001
     First Quarter (through May 17, 2000)....................... $144.98 $71.50

   At March 31, 2000, there were approximately 663 holders of record of AMCC's common stock.

   There is no public market for YuniNetworks' capital stock. On May 17, 2000, the closing sale price reported on The Nasdaq National Market for AMCC's common stock was $109.38 per share. On April 18, 2000, the last full trading day prior to the execution and delivery of the merger agreement, the closing sale price reported on The Nasdaq National Market for AMCC's common stock was $107.25 per share. Holders of YuniNetworks capital stock are encouraged to obtain a current market quotation for AMCC's common stock.

   Neither AMCC nor YuniNetworks has paid any cash dividends in the past, and each currently intends to retain future earnings, if any, to fund the development and growth of its business and not to pay any cash dividends in the foreseeable future.

                       AMCC SUMMARY FINANCIAL INFORMATION

   The following consolidated financial information is derived from the AMCC consolidated financial statements and should be read together with "AMCC Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus/consent solicitation statement.

                     (in thousands, except per share data)

                                                                      Nine Months Ended
                                   Year Ended March 31,                 December 31,
                         -------------------------------------------- -----------------
                          1995     1996     1997      1998     1999     1998     1999
                         -------  -------  -------  -------- -------- -------- --------
                                                                         (Unaudited)
Consolidated Statements
 of Operations Data:
Net revenues............ $46,950  $50,264  $57,468  $ 76,618 $105,000 $ 76,258 $115,303
Cost of revenues........  27,513   34,169   30,057    34,321   37,937   28,415   34,818
                         -------  -------  -------  -------- -------- -------- --------
Gross profit............  19,437   16,095   27,411    42,297   67,063   47,843   80,485
Operating expenses:
 Research and
  development...........  10,108    8,283    7,870    13,268   22,472   16,194   21,829
 Selling, general and
  administrative........  10,112   11,232   12,537    14,278   18,325   13,033   19,178
 Merger-related costs...     --       --       --        --     2,350      --       --
                         -------  -------  -------  -------- -------- -------- --------
   Total operating
    expenses............  20,220   19,515   20,407    27,546   43,147   29,227   41,007
                         -------  -------  -------  -------- -------- -------- --------
Operating income
 (loss).................    (783)  (3,420)   7,004    14,751   23,916   18,616   39,478
Interest income
 (expense), net.........    (358)    (242)     (29)      871    3,450    2,613    3,114
                         -------  -------  -------  -------- -------- -------- --------
Income (loss) before
 income taxes...........  (1,141)  (3,662)   6,975    15,622   27,366   21,229   42,592
Provision (benefit) for
 income taxes...........     (70)      32      659       406   10,233    7,457   14,597
                         -------  -------  -------  -------- -------- -------- --------
Net income (loss)....... $(1,071) $(3,694) $ 6,316  $ 15,216 $ 17,133 $ 13,772 $ 27,995
                         -------  -------  -------  -------- -------- -------- --------
Basic earnings (loss)
 per share(1):
 Earnings (loss) per
  share................. $ (0.06) $ (0.20) $  0.32  $   0.36 $   0.17 $   0.14 $   0.27
                         =======  =======  =======  ======== ======== ======== ========
 Shares used in
  calculating basic
  earnings (loss) per
  share.................  17,460   18,264   20,024    42,376   98,056   97,136  104,728
                         =======  =======  =======  ======== ======== ======== ========
Diluted earnings (loss)
 per share(1):
 Earnings (loss) per
  share................. $ (0.02) $ (0.05) $  0.09  $   0.19 $   0.16 $   0.13 $   0.24
                         =======  =======  =======  ======== ======== ======== ========
 Shares used in
  calculating diluted
  earnings (loss) per
  share.................  68,776   69,576   71,628    81,176  109,720  108,792  115,860
                         =======  =======  =======  ======== ======== ======== ========

                                         March 31,                      December 31,
                         -------------------------------------------- -----------------
                          1995     1996     1997      1998     1999     1998     1999
                         -------  -------  -------  -------- -------- -------- --------
Consolidated Balance
 Sheet Data:
Working capital......... $16,753  $13,977  $19,364  $ 77,417 $103,617 $ 97,600 $128,948
Total assets............  40,180   37,836   41,814   112,834  150,655  138,893  192,383
Long-term debt and
 capital lease
 obligations, less
 current portion........   6,515    4,447    3,192     4,091    7,558    8,370    5,830
Total stockholders'
 equity.................  24,805   21,512   27,743    91,634  121,694  116,018  160,474

--------
(1) Adjusted to reflect two-for-one stock splits effected on each of September 9, 1999 and March 23, 2000. All share and per share information has been restated to reflect these stock splits.

                      AMCC QUARTERLY FINANCIAL INFORMATION

                                                         Quarter Ended
                          ---------------------------------------------------------------------------
                          June 31, Sept. 30, Dec. 31, March 31, June 31, Sept. 30, Dec. 31, March 31,
                            1998     1998      1998     1998      1999     1999      1999     1999
                          -------- --------- -------- --------- -------- --------- -------- ---------
Net revenues............  $17,053   $18,155  $19,666   $21,744  $23,814   $25,472  $26,972   $28,742
Cost of revenues........    8,156     8,378    8,836     8,951    9,399     9,347    9,669     9,522
                          -------   -------  -------   -------  -------   -------  -------   -------
Gross profit............    8,897     9,777   10,830    12,793   14,415    16,125   17,303    19,220
Operating expenses:
  Research and
   development..........    2,525     3,477    3,337     3,929    4,893     5,454    5,847     6,278
  Selling, general and
   administrative.......    3,339     3,391    3,530     4,018    4,164     4,296    4,573     5,292
  Merger-related costs..      --        --       --        --       --        --       --      2,350
                          -------   -------  -------   -------  -------   -------  -------   -------
   Total operating
    expenses............    5,864     6,868    6,867     7,947    9,057     9,750   10,420    13,920
                          -------   -------  -------   -------  -------   -------  -------   -------
Operating income........    3,033     2,909    3,963     4,846    5,358     6,375    6,883     5,300
Interest income, net....       66        85      143       577      853       877      883       837
                          -------   -------  -------   -------  -------   -------  -------   -------
Income before income
 taxes..................    3,099     2,994    4,106     5,423    6,211     7,252    7,766     6,137
Provision for income
 taxes..................       81        78      103       144    2,227     2,584    2,646     2,776
                          -------   -------  -------   -------  -------   -------  -------   -------
Net income..............  $ 3,018   $ 2,916  $ 4,003   $ 5,279  $ 3,984   $ 4,668  $ 5,120   $ 3,361
                          =======   =======  =======   =======  =======   =======  =======   =======
Earnings per share
 (diluted)(1)...........  $  0.04   $  0.04  $  0.05   $  0.06  $  0.04   $  0.04  $  0.05   $  0.03
                          =======   =======  =======   =======  =======   =======  =======   =======
Shares used in
 calculating diluted
 earnings per share(1)..   75,764    74,376   81,532    93,028  106,660   109,184  110,476   112,560
                          =======   =======  =======   =======  =======   =======  =======   =======

                                                            Quarter Ended
                                                      --------------------------
                                                                          Dec.
                                                      June 30, Sept. 30,   31,
                                                        1999     1999     1999
                                                      -------- --------- -------
Net revenues........................................  $31,643   $37,898  $45,762
Cost of revenues....................................   10,283    11,326   13,209
                                                      -------   -------  -------
Gross profit........................................   21,360    26,572   32,553
Operating expenses:
  Research and development..........................    6,354     7,194    8,281
  Selling, general and administrative...............    5,569     6,548    7,061
                                                      -------   -------  -------
  Merger-related costs..............................      --        --       --
                                                      -------   -------  -------
   Total operating expenses.........................   11,923    13,742   15,342
                                                      -------   -------  -------
Operating income....................................    9,437    12,830   17,211
Interest income, net................................      884     1,005    1,225
                                                      -------   -------  -------
Income before income taxes..........................   10,321    13,835   18,436
Provision for income taxes..........................    3,535     4,738    6,324
                                                      -------   -------  -------
Net income..........................................  $ 6,786   $ 9,097  $12,112
                                                      =======   =======  =======
Earnings per share (diluted)(1).....................  $  0.06   $  0.08  $  0.10
                                                      =======   =======  =======
Shares used in calculating
 diluted earnings per share(1)......................  114,112   115,864  117,608
                                                      =======   =======  =======

--------
(1) Adjusted to reflect two-for-one stock splits effected on each of September 9, 1999 and March 23, 2000. All share and per share information has been restated to reflect these stock splits.

                   YUNINETWORKS SUMMARY FINANCIAL INFORMATION

   The following summary financial data are derived from audited financial statements included elsewhere in this prospectus/consent solicitation statement and should be read in conjunction with "YuniNetworks Management's Discussion and Analysis of Financial Condition and Results of Operations". The statement of operations data for the period from YuniNetworks' inception on October 8, 1999 through March 31, 2000 and the balance sheet data at March 31, 2000 are derived from audited financial statements included elsewhere in this prospectus/consent solicitation statement.

                                                             Period From
                                                     October 8, 1999 (Inception)
                                                       Through March 31, 2000
                                                     ---------------------------
Statement of Operations Data:
Operating expenses:
  Research and development..........................         $   757,751
  Selling, general and administrative...............             252,583
                                                             -----------
    Total operating expenses........................           1,010,334
                                                             -----------
Loss from operations................................          (1,010,334)
Interest income (expense) and other, net............              71,317
                                                             -----------
Net loss............................................         $  (939,017)
                                                             ===========
Basic and diluted net loss per share................         $      (.10)
                                                             ===========
Shares used in computing net loss per share.........           9,526,487
                                                             ===========

                                                           March 31, 2000
                                                     ---------------------------
Balance Sheet Data:
Cash and cash equivalents...........................         $ 4,482,172
Working capital.....................................           3,903,344
Total assets........................................           5,356,808
Long-term obligations, less current portion.........                 --
Accumulated deficit.................................            (939,017)
Total stockholders' equity..........................           4,772,613

                     COMPARATIVE PER SHARE DATA (UNAUDITED)

   The following table sets forth certain unaudited historical per share data of AMCC and YuniNetworks and unaudited pro forma combined per share data. You should read the information below with selected historical financial information and the unaudited pro forma combined condensed financial information included elsewhere in this prospectus/consent solicitation statement. The pro forma combined condensed financial information is not necessarily indicative of the operating results of future operations or the actual results that would have occurred at the beginning of the period presented.

                                                                  Period ended
                                                                  December 31,
                                                                    1999(1)
                                                                  ------------
     AMCC--Historical
       Net income per share (diluted)............................    $0.24
       Book value per share(2)...................................    $1.48
     YuniNetworks--Historical
       Net loss per share(3).....................................    $0.00
       Book value per share(4)...................................    $0.25
     Pro forma combined net income per share (diluted)
       Pro forma net income per share(5).........................    $
       Equivalent pro forma net income per YuniNetworks
        share(6).................................................    $
     Pro forma combined net book value per share
       Pro forma net book value per share(7).....................    $
       Equivalent pro forma net book value per YuniNetworks
        share(6).................................................    $

(1) The periods for which the per share data has been presented are the nine months ended December 31, 1999 for AMCC and the period from October 8, 1999 (inception) through December 31, 1999 for YuniNetworks.

(2) The AMCC historical book value per share is calculated by dividing its stockholders' equity at December 31, 1999, by the total outstanding shares of common stock at December 31, 1999.

(3) The YuniNetworks historical net loss per share is calculated by dividing its net loss for the period from October 8, 1999 (inception) through December 31, 1999 by the aggregate of the outstanding common shares and the outstanding convertible preferred shares on an as-if-converted basis.

(4) The YuniNetworks historical book value per share is calculated by dividing its stockholders' equity at December 31, 1999 by the number of shares described in (3) above.

(5) The pro forma combined net income per share is calculated by dividing the pro forma net income by the pro forma number of shares outstanding, which includes the shares and options to be issued or assumed in the merger and assumes the shares issued in the merger had been outstanding from the beginning of the period.

(6) The equivalent pro forma combined amounts are calculated by multiplying the
    pro forma combined per share amounts by the exchange ratio of      per
    share of AMCC common stock for each YuniNetworks common stock equivalent share.

(7) The pro forma combined net book value per share is calculated by dividing the pro forma stockholders' equity by the pro forma number of shares outstanding.

                             AMCC AND YUNINETWORKS
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

   The following unaudited pro forma combined condensed financial information gives effect to the acquisition by AMCC of YuniNetworks which will be accounted for as a purchase. The unaudited pro forma combined condensed balance sheet is based on the individual historical balance sheets of AMCC and YuniNetworks and has been prepared to reflect the acquisition by AMCC of YuniNetworks as if the acquisition had occurred as of December 31, 1999. The unaudited pro forma combined condensed statement of operations is based on the individual historical statements of operations of AMCC and YuniNetworks and combines the results of operations of AMCC for the nine months ended December 31, 1999 with the results of operations for YuniNetworks for the period from October 8, 1999 (inception) through December 31, 1999 as if the acquisition had occurred as of October 8, 1999.

   The pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved if the acquisition had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future financial position or operating results of AMCC. The pro forma combined condensed financial information does not give effect to any cost savings or restructuring and integration costs that may result from the integration of AMCC's and YuniNetworks' operations. The costs related to restructuring and integration have not yet been determined, and AMCC expects to charge these costs to operations during the quarter incurred.

   The unaudited pro forma combined condensed financial information should be read in conjunction with the audited and unaudited financial statements and accompanying notes of AMCC and YuniNetworks included elsewhere in this prospectus/consent solicitation statement.

                             AMCC AND YUNINETWORKS
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                              AT DECEMBER 31, 1999
                                 (in thousands)

                                                  Pro Forma           Pro Forma
                            AMCC    YuniNetworks Adjustments  Notes   Combined
                          --------  ------------ ----------- -------- ---------
         ASSETS
         ------
Current assets:
  Cash and cash
   equivalents..........  $ 22,774     $5,303     $(12,267)     (A)   $ 15,810
  Short-term
   investments--
   available-for-sale...    92,494        --           --               92,494
Accounts receivable, net
 of allowance...........    20,854        --           --               20,854
Inventories.............    10,522        --           --               10,522
Deferred income taxes...     4,273        --           --                4,273
  Notes receivable from
   officers and
   employees............       100        --           --                  100
  Other current assets..     4,010          5          --                4,015
                          --------     ------     --------            --------
    Total current
     assets.............   155,027      5,308      (12,267)            148,068
Property and equipment,
 net....................    33,999        112                           34,111
Intangible assets.......       --         --       182,649      (B)    182,649
Other assets............     3,357         18          --                3,375
                          --------     ------     --------            --------
    Total assets........  $192,383     $5,438     $170,382            $368,203
                          ========     ======     ========            ========

    LIABILITIES AND
  STOCKHOLDERS' EQUITY
  --------------------
Current liabilities:
  Accounts payable......  $  8,239     $    8     $    750      (C)      8,997
  Accrued payroll and
   related expenses.....     6,589        --           --                6,589
  Other accrued
   liabilities..........     6,789        --           --                6,789
  Deferred revenue......     2,316        --           --                2,316
  Current portion of
   long-term debt.......     1,370        --           --                1,370
  Current portion of
   capital lease
   obligations..........       776        --           --                  776
                          --------     ------     --------            --------
    Total current
     liabilities........    26,079          8          750              26,837
Long-term debt, less
 current portion........     3,957        --           --                3,957
Long-term capital lease
 obligations, less
 current portion........     1,873        --           --                1,873
Stockholders' equity:
  Preferred stock, $0.01
   par value: ..........       --          11          (11)  (D), (E)      --
  Common stock, $0.01
   par value: ..........     1,082         11           11   (D), (E)    1,104
  Additional paid-in
   capital..............   112,273      5,774      204,556   (D), (E)  322,603
  Deferred compensation,
   net..................    (1,661)      (290)         --               (1,951)
  Accumulated other
   comprehensive loss...      (274)       --           --                 (274)
  Retained earnings.....    49,509        (76)     (34,924)     (F)     14,509
  Notes receivable from
   stockholders.........      (455)       --           --                 (455)
                          --------     ------     --------            --------
    Total stockholders'
     equity.............   160,474      5,430      169,632             335,536
                          --------     ------     --------            --------
    Total liabilities
     and stockholders'
     equity.............  $192,383     $5,438     $170,382            $368,203
                          ========     ======     ========            ========

 See accompanying notes to the unaudited pro forma combined condensed financial information.

                             AMCC AND YUNINETWORKS
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                               AMCC          YuniNetworks
                          9 months ended     Inception to     Pro forma        Pro Forma
                         December 31, 1999 December 31, 1999 adjustments Notes Combined
                         ----------------- ----------------- ----------- ----- ---------
Net revenues............     $115,303            $ --         $    --          $115,303
Cost of revenues........       34,818              --              --            34,818
                             --------            ----         --------         --------
Gross profit............       80,485              --              --            80,485
Operating expenses:
  Research and
   development..........       21,829              58              --            21,887
  Selling, general and
   administrative.......       19,178              24              --            19,202
  Amortization of
   intangible assets....          --               --           22,831    (G)    22,831
                             --------            ----         --------         --------
    Total operating
     expenses...........       41,007              82           22,831           63,920
                             --------            ----         --------         --------
Operating income........       39,478             (82)         (22,831)          16,565
Interest income, net....        3,114               6              --             3,120
                             --------            ----         --------         --------
Income before income
 taxes..................       42,592             (76)         (22,831)          19,685
Provision for income
 taxes..................       14,597              --              --            14,597
                             --------            ----         --------         --------
Net income..............     $ 27,995            $(76)        $(22,831)        $  5,088
                             ========            ====         ========         ========
Basic earnings per
 share:
  Earnings per share....     $   0.27                                          $   0.05
                             ========                                          ========
  Shares used in
   calculating basic
   earnings per share...      104,728                                           106,740
                             ========                                          ========
Diluted earnings per
 share:
  Earnings per share....     $   0.24                                          $   0.04
                             ========                                          ========
  Shares used in
   calculating diluted
   earnings per share...      115,860                                           118,018
                             ========                                          ========

   The above pro forma combined condensed statement of operations does not include an estimated $35 million in-process research and development charge to be recorded by AMCC in conjunction with the acquisition for the estimated fair value of the in-process research and development of YuniNetworks.


 See accompanying notes to the unaudited pro forma combined condensed financial information.

                             AMCC AND YUNINETWORKS

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. Pro Forma Basis of Presentation and Adjustments

   The unaudited pro forma combined condensed financial information assumes the acquisition by AMCC of YuniNetworks in a transaction to be accounted for as a purchase. The unaudited pro forma combined condensed balance sheet is based on the individual balance sheets of AMCC and YuniNetworks and has been prepared to reflect the acquisition by AMCC of YuniNetworks as if the acquisition had occurred as of December 31, 1999. The unaudited pro forma combined condensed statement of operations is based on the individual statements of operations of AMCC and YuniNetworks and combines the results of operations of AMCC for the nine months ended December 31, 1999 with the results of operations of YuniNetworks for the period from October 8, 1999 (inception) through December 31, 1999 as if the acquisition occurred as of October 8, 1999.

   Under the terms of the merger agreement, in exchange for all YuniNetworks shares of common and preferred stock and the assumption of stock options of YuniNetworks, AMCC will issue an amount of its common stock equivalent to $300 million divided by the average closing price of its common stock for the five trading days prior to the day the SEC declares the registration statement, of which this prospectus/consent solicitation statement is a part, effective, provided, that in no event shall the number of shares be greater than 2,250,000 or less than 1,750,000. Pursuant to a separate agreement, AMCC has agreed to purchase 10% of the YuniNetworks' shares held by the majority stockholder of YuniNetworks, Raza Foundries Canada, for cash at an adjusted price equivalent to the price of AMCC stock immediately prior to the closing of the merger. Raza Foundries Canada is managed by S. Atiq Raza, a board member and stockholder of both YuniNetworks and AMCC.

   AMCC estimates the purchase price to be approximately $222.6 million. For purposes of determining this estimated purchase price, an exchange ratio resulting in the maximum number of shares being issued was assumed. AMCC also assumed that the value of the common stock issued in the merger will be $97.51 per share, the average closing price of AMCC's common stock for the three days before and two days after the terms of the acquisition had been agreed to and announced. The value of the options to be assumed is based on their estimated fair value. Given these assumptions, AMCC will issue 2,012,190 shares of common stock and assume options to purchase 145,807 shares of common stock. In addition, AMCC has assumed that it will purchase 1,000,000 shares of YuniNetworks preferred stock owned by Raza Foundries Canada for approximately $12.3 million.

   AMCC is in the process of conducting an evaluation of the intangible assets to be acquired in order to allocate the purchase price in accordance with Accounting Principle No. 16. Subject to adjustments when the evaluation is updated, the purchase price was allocated as follows based upon management's best estimate of the tangible and intangible assets, including acquired technology and in-process research and development (in thousands):

     Current assets acquired.......................................... $  5,308
     Property and equipment...........................................      112
     Other assets.....................................................       18
     In-process research and development..............................   35,000
     Goodwill.........................................................  182,649
     Liabilities assumed..............................................       (8)
     Liabilities for merger-related costs.............................     (750)
     Deferred compensation............................................      290
                                                                       --------
                                                                       $222,619
                                                                       ========

   Adjustments will include changes in the value of the assets, liabilities and deferred compensation between January 1, 2000 through the date the merger is completed.

2. Pro Forma Adjustments to Pro Forma Combined Condensed Financial Information

  (A) Reflects cash used to purchase 10% of the YuniNetworks shares held by Raza Foundries Canada, assumed to be $12.3 million.

  (B) The residual amount of the purchase price over the net book value of the assets and liabilities assumed and in-process research and development charges has been allocated to intangible assets. The intangible assets are expected to consist of assembled workforce and goodwill.

  (C) To increase the accrued expenses by $750,000 for acquisition-related expenses such as legal, accounting, registration and miscellaneous fees.

  (D) To eliminate the YuniNetworks equity accounts.

  (E) To reflect the value of the shares of AMCC common stock to be issued in connection with the merger.

  (F) To eliminate the YuniNetworks accumulated deficit of $76,000 and reflect the charge for the YuniNetworks in-process research and development.

  (G) To record nine months of amortization expense of the acquired intangibles related to the purchase of YuniNetworks based on a useful life of six years.

                                  RISK FACTORS

   You should carefully read the following risk factors and other information contained in this prospectus/consent solicitation statement prior to deciding whether to consent to the merger. Keep in mind that the risks described below are not the only risks facing AMCC, YuniNetworks or the combined company.

Risks Relating to the Merger

You will receive         of a share of AMCC common stock for each share of
YuniNetworks common stock you own despite changes in market value of AMCC common stock.

   Upon completion of the merger, each share of YuniNetworks common stock will
be exchanged for            of a share of AMCC common stock. There will be no
adjustment for changes in the market price of AMCC common stock, and AMCC and YuniNetworks are not permitted to abandon the merger or resolicit the vote of its stockholders solely because of changes in the market price of AMCC common stock. Accordingly, the specific dollar value of AMCC common stock to be received by you upon completion of the merger will depend on the market value of AMCC common stock at the time of the completion of the merger. The share price of AMCC common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. No prediction can be made as to the market price of AMCC common stock after the completion of the merger.

Although AMCC and YuniNetworks anticipate that the merger will result in benefits to the combined company, those benefits may not be realized.

   AMCC and YuniNetworks entered into the merger agreement with the expectation that the merger will result in benefits, including:

  . combining complementary technologies permitting AMCC to provide products with more complete solutions than AMCC can provide now;

  . a combined company with greater financial, technological and human resources to develop new products and providing greater sales and marketing resources to help promote and sell the products YuniNetworks is developing; and

  . providing YuniNetworks with access to the customer base of AMCC and thus increasing distribution of YuniNetworks' products under development.

   However, achieving the benefits of the merger will depend in part on the integration of the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the merger will result in the loss of key employees or the continued diversion of the attention of management.

   In addition, synergies from the merger may not materialize. Integrating sales of YuniNetworks' products under development into AMCC's business model will involve risks that may jeopardize the success of the combined company. The YuniNetworks' technology and products under development address a new market for AMCC, namely the high-end router market, and YuniNetworks' switch fabric and the products it is developing will be new products for AMCC. In order for the merger to be successful, AMCC and YuniNetworks will have to integrate successfully the new products with other AMCC products and platforms. This integration will involve considerable technology and execution risk and may or may not be successful.

   The costs associated with the integration may be substantial. These costs will negatively affect the combined company's operating results and may result in a decrease in the market price of AMCC stock. AMCC cannot assure you that AMCC and YuniNetworks will be successfully integrated or that any of the anticipated benefits will be realized, and failure to do so could have a material adverse effect on AMCC's business, financial condition and operating results. Similarly, there can be no assurance that stockholders of the combined company will achieve greater value through share ownership of the combined entity than they would have achieved as stockholders of AMCC or stockholders of YuniNetworks as separate entities.

YuniNetworks' officers and directors have conflicts of interest that may have influenced them to support or approve the merger.

   The directors and officers of YuniNetworks participate in arrangements that provide them with interests in the merger that are different from yours.

   S. Atiq Raza manages Raza Foundries Canada, one of the principal stockholders of YuniNetworks. Mr. Raza serves on the boards of directors and is a stockholder of both YuniNetworks and AMCC.

   Several employees and executive officers, namely Dr. Kenneth Yun, Ms. Kay Yun, Mr. Peter Benschop, Mr. Jim Lew and Mr. Kevin James, as a condition to closing the merger, are required to enter into employment and non-competition agreements with AMCC that will become effective upon completion of the merger. In addition, as a result of the merger, the vesting of certain shares of YuniNetworks owned by Ms. Yun will accelerate.

   In addition, as more fully described elsewhere in this prospectus/consent solicitation statement, Dr. Yun, Ms. Yun and Raza Foundries Canada control approximately 90% of the capital stock of YuniNetworks and have agreed to vote their shares in favor of the merger and merger agreement. Accordingly, assuming the other conditions to the merger are satisfied or waived and you do not exercise your appraisal rights, you will participate in a merger in which these parties have these interests and will receive these other benefits. YuniNetworks stockholders should consider whether these interests and benefits may have influenced these directors and officers to support or recommend the merger.

Risks Relating to AMCC's and YuniNetworks' Businesses

AMCC's operating results may fluctuate because of a number of factors, many of which are beyond its control.

   If AMCC's operating results are below the expectations of public market analysts or investors, then the market price of its common stock could decline. Some of the factors that affect AMCC's quarterly and annual results, but which are difficult to control or predict are:

  . the reduction, rescheduling or cancellation of orders by customers, whether as a result of stockpiling of AMCC's products or otherwise;

  . fluctuations in the timing and amount of customer requests for product shipments;

  . fluctuations in manufacturing output, yields and inventory levels;

  . changes in the mix of products that AMCC's customers buy;

  . AMCC's ability to introduce new products and technologies on a timely basis;

  . the announcement or introduction of products and technologies by AMCC's competitors;

  . the availability of external foundry capacity, purchased parts and raw materials;

  . competitive pressures on selling prices;

  . market acceptance of AMCC's products and of its customers' products;

  . the amount and timing of costs associated with warranties and product returns;

  . the amount and timing of investments in research and development;

  . the amount and timing of the cost associated with payroll taxes related to stock option exercises;

  . the timing of depreciation and other expenses that AMCC expects to incur in connection with any expansion of its manufacturing capacity;

  . costs associated with acquisitions and the integration of acquired operations;

  . costs associated with compliance with applicable environmental regulations or remediation;

  . costs associated with litigation, including without limitation, litigation or settlements relating to the use or ownership of intellectual property;

  . the ability of AMCC's customers to obtain components from their other suppliers;

  . general communications systems industry and semiconductor industry conditions; and

  . general economic conditions.

   AMCC's expense levels are relatively fixed and are based, in part, on its expectations of future revenues. AMCC is continuing to increase its operating expenses for additional manufacturing capacity, personnel and new product development. However, AMCC has limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, AMCC's business, financial condition and operating results would be harmed if it does not achieve increased revenues. AMCC can have revenue shortfalls for a variety of reasons, including:

  . significant pricing pressures that occur because of declines in average selling prices over the life of a product;

  . sudden shortages of raw materials or production capacity constraints that lead its suppliers to allocate available supplies or capacity to customers with resources greater than AMCC and, in turn, interrupt AMCC's ability to meet its production obligations;

  . fabrication, test or assembly capacity constraints for internally manufactured devices which interrupt AMCC's ability to meet its production obligations; and

  . the reduction, rescheduling or cancellation of customer orders.

   In addition, AMCC's business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. Because AMCC does not have substantial noncancellable backlog, AMCC typically plans its production and inventory levels based on internal forecasts of customer demand which are highly unpredictable and can fluctuate substantially. In addition, from time to time, in response to anticipated long lead times to obtain inventory and materials from AMCC's outside suppliers and foundries, AMCC may order materials in advance of anticipated customer demand. This advance ordering might result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors render the customers' products less marketable. Further, AMCC currently anticipates that an increasing portion of its revenues in future periods will be derived from sales of application-specific standard products, or ASSPs, as compared to application-specific integrated circuits, or ASICs. Customer orders for ASSPs typically have shorter lead times than orders for ASICs, which may make it increasingly difficult for AMCC to predict revenues and inventory levels and adjust production appropriately. If AMCC is unable to plan inventory and production levels effectively, its business, financial condition and operating results could be materially harmed.

If we do not successfully expand our manufacturing capacity on time, we may face serious capacity constraints.

   We currently manufacture a majority of our IC products at our wafer fabrication facility located in San Diego, California, and we are currently expanding this facility. We believe that when the expansion is completed we will be able to satisfy our production needs from this fabrication facility through fiscal 2001, although this date may vary depending on, among other things, our rate of growth. We will be required to hire, train and manage additional production personnel in order to increase production capacity as scheduled. In addition, to further expand our capacity to fabricate wafers using a bipolar process, we entered into a foundry agreement with a third party wafer fabrication facility. We will have to install our fabrication processes at this foundry, qualify our processes at this foundry and then ramp production volumes at this foundry. If we cannot expand our capacity on a timely basis, we could experience significant capacity constraints that could render us unable to meet customer demand or force us to spend more to meet demand. In addition, the depreciation and other expenses that we will incur in connection with the expansion of our manufacturing capacity may harm our gross margin in any future fiscal period.

   We are exploring alternatives for the further expansion of our manufacturing capacity which would likely occur after fiscal year 2001, including:

  . entering into strategic relationships to obtain additional capacity;

  . building a new wafer fabrication facility; or

  . purchasing a wafer fabrication facility.

   Any of these alternatives could require a significant investment by us. There can be no assurance that any of the alternatives for expansion of our manufacturing capacity will be available on a timely basis or that we will be able to manage our growth and effectively integrate our expansion into our current operations.

   The cost of any investment we may have to make to expand our manufacturing capacity is expected to be funded through a combination of available cash, cash equivalents and short-term investments, cash from operations and additional debt, lease or equity financing. We may not be able to obtain the additional financing necessary to fund the construction and completion of the new manufacturing facility.

   Expanding our current wafer fabrication facility, building a new wafer fabrication facility or purchasing a wafer fabrication facility entails significant risks, including:

  . shortages of materials and skilled labor;

  . unforeseen environmental or engineering problems;

  . work stoppages;

  . weather interferences; and

  . unanticipated cost increases.

   Any one of these risks could have a material adverse effect on the building, equipping and production start-up of a new facility or the expansion of our existing facility. In addition, unexpected changes or concessions required by local, state or federal regulatory agencies with respect to necessary licenses, land use permits, site approvals and building permits could involve significant additional costs and delay the scheduled opening of the expansion or new facility and could reduce our anticipated revenues. Also, the timing of commencement of operation of our expanded or new facility will depend upon the availability, timely delivery, successful installation and testing of the necessary process equipment. As a result of the foregoing and other factors, our expanded or new facility may not be completed and in volume production within its current budget or within the period currently scheduled. Furthermore, we may be unable to achieve adequate manufacturing yields in our expanded or new facility in a timely manner, and our revenues may not increase commensurate with the anticipated increase in manufacturing capacity associated with the expanded or new facility. In addition, in the future, we may be required for competitive reasons to make additional capital investments in the existing wafer fabrication facility or to accelerate the timing of the construction of a new wafer fabrication facility in order to expedite the manufacture of products based on more advanced manufacturing processes.

Our operating results substantially depend on manufacturing output and yields, which may not meet expectations.

   We manufacture most of our semiconductors at our San Diego fabrication facility. Manufacturing semiconductors requires manufacturing tools which are unique to each product being produced. If one of these unique manufacturing tools was damaged or destroyed, then our ability to manufacture the related product would be impaired and our business would suffer until the tools were repaired or replaced.

   Our yields decline whenever a substantial percentage of wafers must be rejected or a significant number of die on each wafer are nonfunctional. Such declines can be caused by many factors, including minute levels of contaminants in the manufacturing environment, design issues, defects in masks used to print circuits on a wafer and difficulties in the fabrication process. The ongoing expansion of the manufacturing capacity of our existing wafer fabrication facility could increase the risk of contaminants in the facility. In addition, many of these problems are difficult to diagnose, and are time consuming and expensive to remedy and can result in shipment delays.

   Difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries also can lead to reduced yields. The process technology of an outside foundry is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between ourselves and our manufacturer. In some cases this risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. In addition, manufacturing defects which we do not discover during the manufacturing or testing process may lead to costly product recalls.

   We estimate yields per wafer in order to estimate the value of inventory. If yields are materially different than projected, work-in-process inventory may need to be revalued. We have in the past, and may in the future from time to time, take inventory write-downs as a result of decreases in manufacturing yields. We may suffer periodic yield problems in connection with new or existing products or in connection with the commencement of production in a new or expanded manufacturing facility.

   Because the majority of our costs of manufacturing are relatively fixed, yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. In addition, yield decreases could force us to allocate available product supply among customers, which could potentially harm customer relationships.

A disruption in the manufacturing capabilities of our outside foundries would negatively impact the production of certain of our products.

   We rely on outside foundries for the manufacture of certain products, including all of our products designed on CMOS processes and silicon germanium processes. We generally do not have long-term wafer supply agreements with our outside foundries that guarantee wafer or product quantities, prices or delivery lead times. The outside foundries manufacture our products on a purchase order basis. We expect that, for the foreseeable future, a single foundry will manufacture certain products. Because establishing relationships and ramping production with new outside foundries takes several months to over a year, there is no readily available alternative source of supply for these products. A manufacturing disruption experienced by one or more of our outside foundries would impact the production of certain of our products for a substantial period of time. Furthermore, the transition to the next generation of manufacturing technologies at one or more of our outside foundries could be unsuccessful or delayed.

Our dependence on third-party manufacturing and supply relationships increases the risk that we will not have an adequate supply of products to meet demand or that our cost of materials will be higher than expected.

   The risks associated with our dependence upon third parties which manufacture, assemble or package certain of our products, include:

  .reduced control over delivery schedules and quality;

  .risks of inadequate manufacturing yields and excessive costs;

  .the potential lack of adequate capacity during periods of excess demand;

  .difficulties selecting and integrating new subcontractors;

  .limited warranties on wafers or products supplied to us;

  .potential increases in prices; and

  .potential misappropriation of our intellectual property.

  These risks may lead to increased costs or delay product delivery, which would harm our profitability and customer relationships. We may encounter similar risks if we hire subcontractors to test our products in the future.

If the subcontractors we use to manufacture our wafers or products discontinue the manufacturing processes needed to meet our demands, or fail to upgrade their technologies needed to manufacture our products, we may face production delays.

  Our wafer and product requirements typically represent a very small portion of the total production of the third-party foundries. As a result, we are subject to the risk that a producer will cease production on an older or lower-volume process that it uses to produce our parts. Additionally, we cannot be certain our external foundries will continue to devote resources to the production of our products or continue to advance the process design technologies on which the manufacturing of our products are based. Each of these events could increase our costs and harm our ability to deliver our products on time.

  Due to an industry transition to six-inch and eight-inch wafer fabrication facilities, there is a limited number of suppliers of the four-inch wafers that we use to build products in our existing manufacturing facility, and we rely on a single supplier for these wafers. Although we believe that we will have sufficient access to four-inch wafers to support production in our existing fabrication facility for the foreseeable future, we cannot be certain that our current supplier will continue to supply us with four-inch wafers on a long-term basis. Additionally, the availability of manufacturing equipment needed for a four-inch process is limited, and certain new equipment required for more advanced processes may not be available for a four-inch process.

AMCC's and YuniNetworks' future success depends in part on the continued service of their key design engineering, sales, marketing and executive personnel and their ability to identify, hire and retain additional personnel.

  Each of AMCC's and YuniNetworks' success depends in part upon its ability to attract and retain highly qualified technical and management personnel. There is intense competition for qualified personnel in each of AMCC's and YuniNetworks' industries, in particular design engineers, and AMCC and YuniNetworks may not be able to continue to attract and train engineers or other qualified personnel necessary for the development of their businesses or to replace engineers or other qualified personnel who may leave their employ in the future. AMCC's and YuniNetworks' anticipated growth is expected to place increased demands on their resources and will likely require the addition of new management personnel and the development of additional expertise by existing management personnel. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to AMCC's and YuniNetworks' products and process development programs.

Periods of rapid growth and expansion could continue to place a significant strain on AMCC's and YuniNetworks' limited personnel and other resources.

  To manage expanded operations effectively, AMCC and YuniNetworks will be required to continue to improve their operational, financial and management systems and to successfully hire, train, motivate and manage their employees. In addition, the integration of past and future potential acquisitions and the expansion of AMCC's manufacturing capacity will require significant additional management, technical and administrative resources. AMCC and YuniNetworks cannot be certain that they will be able to manage their growth, and AMCC cannot be certain that it will be able to effectively integrate a new or expanded wafer fabrication facility into its current operations.

If the merger is not completed, YuniNetworks will be required to obtain additional capital to fund operations, which if obtained, may result in dilution to stockholders of YuniNetworks, or if not obtained, may have a significant adverse effect on YuniNetworks' operations.

   YuniNetworks has experienced operating losses since its inception in October 1999. YuniNetworks' operating losses have been and will continue to be principally the result of costs associated with product development, manufacturing, and sales and marketing activities. YuniNetworks will need to obtain additional capital to fund operations in late 2000, which may result in dilution to current stockholders. If YuniNetworks is unable to obtain the necessary capital, it will be required to significantly curtail operations.

Our customers are concentrated, so the loss of one or more key customers could significantly reduce our revenues and profits.

  Historically, a relatively small number of customers has accounted for a significant portion of our revenues in any particular period. For example, our five largest customers accounted for approximately 71% of our revenues in fiscal 2000. Sales to Nortel and its contract manufacturers accounted for approximately 38% of our revenues in fiscal 2000. However, we have no long-term volume purchase commitments from any of our major customers. We anticipate that sales of products to relatively few customers will continue to account for a significant portion of our revenues. If Nortel or another significant customer overstocked our products, additional orders for our products could be harmed. A reduction, delay or cancellation of orders from one or more significant customers or the loss of one or more key customers could significantly reduce our revenues and profits. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

An important part of our strategy is to continue our focus on the market for high-speed communications ICs. If we are unable to penetrate these markets further, our revenues could stop growing and may decline.

  Our markets frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If our products are unable to support the new features or performance levels required by OEMs in these markets, we would be likely to lose business from an existing or potential customer and, moreover, would not have the opportunity to compete for new design wins until the next product transition occurs. If we fail to develop products with required features or performance standards, or if we experience a delay as short as a few months in bringing a new product to market, or if our customers fail to achieve market acceptance of their products, our revenues could be significantly reduced for a substantial period.

  A significant portion of our revenues in recent periods has been, and is expected to continue to be, derived from sales of products based on SONET, SDH and ATM transmission standards. If the communications market evolves to new standards, we may not be able to successfully design and manufacture new products that address the needs of our customers or gain substantial market acceptance. Although we have developed products for the Gigabit Ethernet and Fibre Channel communications standards, volume sales of these products are modest, and we may not be successful in addressing the market opportunities for products based on these standards.

The markets of both AMCC and YuniNetworks are subject to rapid technological change, so the success of AMCC and YuniNetworks depends heavily on their ability to develop and introduce new products.

   The markets for AMCC's and YuniNetworks' products are characterized by:

  . rapidly changing technologies;

  . evolving and competing industry standards;

  . short product life cycles;

  . changing customer needs;

  . emerging competition;

  . frequent new product introductions and enhancements;

  . increased integration with other functions; and

  . rapid product obsolescence.

  To develop new products for the communications markets, each of AMCC and YuniNetworks must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to develop technical and design expertise. In addition, AMCC and YuniNetworks must have their products designed into their customers' future products and maintain close working relationships with key customers in order to develop new products, particularly for AMCC, ASSPs, that meet customers' changing needs. AMCC and YuniNetworks also must respond to changing industry standards, trends towards increased integration and other technological changes on a timely and cost-effective basis. Further, if AMCC or YuniNetworks fails to achieve design wins with key customers its business will significantly suffer because once a customer has designed a supplier's product into its system, the customer typically is extremely reluctant to change its supply source due to significant costs associated with qualifying a new supplier.

  Products for communications applications, as well as for high-speed computing applications, are based on industry standards that are continually evolving. Each of AMCC's and YuniNetworks' ability to compete in the future will depend on its ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render AMCC's and YuniNetworks' products incompatible with products developed by major systems manufacturers. As a result, AMCC and YuniNetworks could be required to invest significant time and effort and incur significant expense to redesign their products to ensure compliance with relevant standards. If AMCC's or YuniNetworks' products are not in compliance with prevailing industry standards for a significant period of time, AMCC and YuniNetworks could miss opportunities to achieve crucial design wins. In addition, AMCC and YuniNetworks may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. AMCC's and YuniNetworks' pursuit of necessary technological advances may require substantial time and expense.

The markets in which AMCC and YuniNetworks compete are highly competitive and subject to rapid technological change, price erosion and heightened international competition.

  The markets in which AMCC and YuniNetworks operate are highly competitive, and AMCC and YuniNetworks expect that competition will increase in these markets. In particular, the communications IC market is intensely competitive. The ability of AMCC and YuniNetworks' to compete successfully in their markets depends on a number of factors, including:

  . success in designing and subcontracting the manufacture of new products that implement new technologies;

  . product quality;

  . reliability;

  . customer support;

  . time-to-market;

  . product performance;

  . price;

  . the efficiency of production;

  . design wins;

  . expansion of production of AMCC's products for particular systems manufacturers;

  . end-user acceptance of the systems manufacturers' products;

  . market acceptance of competitors' products; and

  . general economic conditions.

  In addition, AMCC's or YuniNetworks' competitors or customers may offer enhancements to their existing products or offer new products based on new technologies, industry standards or customer requirements including, but not limited to, all optical networking systems, that are available to customers on a more timely basis than comparable products from AMCC or YuniNetworks or that have the potential to replace or provide lower-cost or higher performance alternatives to AMCC's or YuniNetworks' products. The introduction of enhancements or new products by competitors could render existing and future products of AMCC or YuniNetworks obsolete or unmarketable. In addition, AMCC expects that certain of its competitors and other semiconductor companies may seek to develop and introduce products that integrate the functions performed by AMCC's IC products on a single chip, thus eliminating the need for AMCC's products.

  In the communications markets, AMCC competes primarily against Conexant, Giga (recently acquired by Intel), Hewlett-Packard, Lucent, Maxim, Philips, PMC-Sierra, Sony, Texas Instruments, TriQuint and Vitesse. Some of these companies use gallium arsenide process technologies for certain products. In addition, in certain circumstances, most notably with respect to ASICs supplied to Nortel, AMCC's customers or potential customers have internal IC manufacturing capabilities.

We must develop or otherwise gain access to improved process technologies.

  Our future success will depend, in large part, upon our ability to continue to improve existing process technologies, to develop new process technologies, including silicon germanium processes, and to adapt our process technologies to emerging industry standards. In the future, we may be required to transition one or more of our products to process technologies with smaller geometries, other materials or higher speeds in order to reduce costs and/or improve product performance. We may not be able to improve our process technologies and develop or otherwise gain access to new process technologies, including, but not limited to silicon germanium process technologies, in a timely or affordable manner. In addition, products based on these technologies may not achieve market acceptance.

We expect revenues that are currently derived from non-communications markets to decline in future periods.

  We historically have derived significant revenues from product sales to customers in the automated test equipment, or ATE, high-speed computing and military markets and currently anticipate that we will continue to derive revenues from sales to customers in these markets in the near term. However, we are not currently funding product development efforts in these markets and as a result we expect that revenues from products in these markets will decline in future periods. In addition, the market for ATE and high-speed computing
IC products is subject to extreme price competition, and we may not be able to reduce the costs of manufacturing high-speed computing IC products in response to declining average selling prices. Even if we successfully utilize new processes or technologies to reduce the manufacturing costs of our high-speed computing products in a timely manner, our customers in the ATE and high-speed computing markets may not purchase these products.

  Further, we expect that certain competitors will seek to develop and introduce products that integrate the functions performed by our ATE and high-speed computing IC products on single chips. In addition, one or more of our customers may choose to utilize discrete components to perform the functions served by our high-speed computing IC products or may use their own design and fabrication facilities to create a similar product. In either case, the need for ATE and high-speed computing customers to purchase our IC products could be eliminated.

We have in the past and may in the future make acquisitions which will involve numerous risks. There is no assurance that we will be able to address these risks successfully without substantial expense, delay or other operational or financial problems.

  The risks involved with acquisitions include:

  . diversion of management's attention;

  . failure to retain key personnel;

  . amortization of acquired intangible assets;

  . client dissatisfaction or performance problems with an acquired firm;

  . cost associated with acquisitions and the integration of acquired operations; and

  . assumption of unknown liabilities, or other unanticipated events or circumstances.

  In addition, acquisitions accounted for using the pooling of interest methods of accounting are subject to rules established by the Financial Accounting Standards Board and the Securities and Exchange Commission. These rules are complex and the interpretation of them is subject to change. Additionally, the availability of pooling of interests accounting treatment for a business combination depends in part upon circumstances and events occurring after the effective time. The failure of a past business combination or a future potential business combination that has been accounted for under the pooling of interests accounting method to qualify for this accounting treatment would materially harm our reported and future earnings and likely, the price of our common stock.

  Any of these risks could materially harm our business, financial condition and results of operations. There can be no assurance that any business that we acquire will achieve anticipated revenues and operating results.

AMCC and YuniNetworks may not be able to protect their intellectual property adequately.

  AMCC and YuniNetworks rely in part on patents to protect their intellectual property. There can be no assurance that the pending patent applications or any future applications will be approved, or that any issued patents will provide AMCC or YuniNetworks with competitive advantages or will not be challenged by third parties, or that if challenged, will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on AMCC's or YuniNetworks' ability to do business. Furthermore, others may independently develop similar products or processes, duplicate the products or processes or design around any patents that may be issued to AMCC or YuniNetworks.

  To protect their intellectual property, AMCC and YuniNetworks also rely on the combination of mask work protection under the Federal Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements. Despite these efforts, AMCC and YuniNetworks cannot be certain that others will not independently develop substantially equivalent intellectual property or otherwise gain access to AMCC's or YuniNetworks' trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that AMCC and YuniNetworks can meaningfully protect their intellectual property.

AMCC and YuniNetworks could be harmed by litigation involving patents and proprietary rights.

  Litigation may be necessary to enforce AMCC's or YuniNetworks' intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or misappropriation. As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. Such litigation could result in substantial costs and diversion of resources, including the attention of AMCC's or YuniNetworks' management and technical personnel and could have a material adverse effect on AMCC's or YuniNetworks' business, financial condition and results of operations. AMCC or YuniNetworks may be accused of infringing the intellectual property rights of third parties. AMCC and YuniNetworks have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by their products. AMCC and YuniNetworks cannot be certain that infringement claims by third parties or claims for indemnification by customers or end users of their products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not harm their businesses.

  Any litigation relating to the intellectual property rights of third parties, whether or not determined in AMCC's or YuniNetworks' favor or settled by either AMCC or YuniNetworks, would at a minimum be costly. In the event of any adverse ruling in any such litigation, AMCC or YuniNetworks could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

Our operating results are subject to fluctuations because we rely substantially on foreign customers.

  International sales (including sales to Canada) accounted for approximately 49% of revenues for the fiscal year 2000. International sales may increase in future periods and may account for an increasing portion of our revenues. As a result, an increasing portion of our revenues may be subject to certain risks, including:

  . changes in regulatory requirements;

  . tariffs and other barriers;

  . timing and availability of export licenses;

  . political and economic instability;

  . difficulties in accounts receivable collections;

  . natural disasters;

  . difficulties in staffing and managing foreign subsidiary and branch operations;

  . difficulties in managing distributors;

  . difficulties in obtaining governmental approvals for communications and other products;

  . foreign currency exchange fluctuations;

  . the burden of complying with a wide variety of complex foreign laws and treaties; and

  . potentially adverse tax consequences.

  We are subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

We could incur substantial fines or litigation costs associated with our storage, use and disposal of hazardous materials.

  We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines, the suspension of production or a cessation of operations. In addition, these regulations could restrict our ability to expand our facilities at the present location or construct or operate a new wafer fabrication facility or could require us to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. Since 1993, we have been named as a potentially responsible party, along with a large number of other companies that used Omega Chemical Corporation in Whittier, California to handle and dispose of certain hazardous waste material. We are a member of a large group of potentially responsible parties that has agreed to fund certain remediation efforts at the Omega site, which efforts are ongoing. To date, our payment obligations with respect to these funding efforts have not been material, and we believe that our future obligations to fund these efforts will not have a material adverse effect on our business, financial condition or operating results. Although we believe that we are currently in material compliance with applicable environmental laws and regulations, we cannot assure you that we are or will be in material compliance with these laws or regulations or that our future obligations to fund any remediation efforts, including those at the Omega site, will not have a material adverse effect on our business.

Our ability to manufacture sufficient wafers to meet demand could be severely hampered by a shortage of water or natural disasters.

  We use significant amounts of water throughout our manufacturing process. Previous droughts in California have resulted in restrictions being placed on water use by manufacturers and residents in California. In the event of future drought, reductions in water use may be mandated generally, and it is unclear how such reductions will be allocated among California's different users. AMCC cannot be certain that near term reductions in water allocations to manufacturers will not occur. Our existing wafer fabrication facility is, and a potential new wafer fabrication facility may be, located in Southern California and these facilities may be subject to natural disasters such as earthquakes or floods. A significant natural disaster, such as an earthquake or flood, could have a material adverse impact on our business, financial condition and operating results.

Our stock price is volatile.

  The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

  . our anticipated or actual operating results;

  . announcements or introductions of new products;

  . technological innovations or setbacks by us or our competitors;

  . conditions in the semiconductor, telecommunications, data communications, ATE, high-speed computing or military markets;

  . the commencement of litigation;

  . changes in estimates of our performance by securities analysts;

  . announcements of merger or acquisition transactions;

  . other events or factors; and

  . general economic and market conditions.

  In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may harm the market price of our common stock. YuniNetworks' stockholders would be subject to adverse consequences resulting from such fluctuations as they will hold our common stock following the merger.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

  Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

If AMCC issues additional shares of stock in the future, it may have a dilutive effect on your share ownership.

   In April 2000, our board of directors approved, and intends to submit to our stockholders for approval, an amendment to our certificate of incorporation that increases the number of authorized shares of AMCC common stock by 450,000,000, to a total of 630,000,000 shares. The board of directors approved this amendment to provide us with the flexibility to issue common stock for proper corporate purposes, which may include making acquisitions through the use of stock, adopting additional equity incentive plans and raising equity capital. Any subsequent issuance of our common stock may result in immediate dilution of your share ownership following the merger.

                                   THE MERGER

   This section of the prospectus/consent solicitation statement describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire document including the appendices for a more complete understanding of the merger.

Background of the Merger

   During the period commencing in October 1999, AMCC's executive management held numerous discussions regarding strategic acquisitions which would enable AMCC to continue increasing its revenues and share of the networking market. During these discussions, our executive management reviewed presentations and analysis regarding potential high-growth sectors in the networking market. As a result of these discussions, AMCC's executive management decided to enter into discussion with companies which design high speed switch fabric products-- devices which route data through the network to its destination.

   During a meeting of AMCC's Board of Directors on January 27, 2000, Stephen Smith, AMCC's Vice President of Business Development, provided the directors with information regarding various companies which were, and are, designing switch fabric products. Subsequent to the meeting, S. Atiq Raza, a member of AMCC's board of directors, gave Mr. Smith the names of several companies to add to the list of those presented at the meeting.

   Thereafter, AMCC entered into discussions with several companies that produce switch fabric products. On January 31, 2000, Mr. Smith contacted Kay Yun, President and Chief Executive Officer of YuniNetworks, to inquire as to YuniNetworks' interest in a strategic transaction between AMCC and YuniNetworks. Between January 31, 2000 and February 4, 2000, Mr. Smith and Ms. Yun had several conversations regarding strategic synergies between the two companies, and both agreed that further discussions between representatives of YuniNetworks and AMCC should ensue.

   On February 17, 2000, Dr. Kenneth Yun, Founder, Chief Technical Officer and Chairman of YuniNetworks, and Ms. Yun met with AMCC executives and managers at the AMCC offices in San Diego. During the meeting, the parties discussed the strategic direction and current results of AMCC and in some detail the features and development schedule of the YuniNetworks switch fabric product design. The parties also discussed in general terms possible synergies between YuniNetworks' switch fabric products and AMCC's IC products.

   On February 24, 2000, Dr. Yun and Ms. Yun met with executives and managers at AMCC's offices in San Diego to discuss YuniNetworks' switch fabric products' design, features and development schedule in further detail.

   During the period from February 24, 2000 through March 15, 2000, Mr. Smith and David Janisch, Director of Partnerships, Mergers and Acquisitions of AMCC, and Dr. Yun and Ms. Yun of YuniNetworks continued to have telephone discussions and meetings to discuss a possible merger between the two companies. Some of these meetings also were attended by other members of management of the respective companies.

   After reviewing the results of these meetings, and similar meetings with other companies which design switch fabric products, AMCC's executive management concluded that YuniNetworks' switch fabric products that are currently under development were superior to other designs and were complementary to AMCC's other products. Accordingly, AMCC decided to enter into exclusive negotiations with YuniNetworks.

   During the period from March 15, 2000 through March 26, 2000, representatives of each of AMCC and YuniNetworks, including AMCC's legal and financial advisors and YuniNetworks' legal advisors, had several meetings and telephone conferences to negotiate the terms and conditions of the proposed merger.

   On March 27, 2000, the parties entered into a letter of intent, in which YuniNetworks agreed to a six-week period of exclusive negotiation with AMCC, and in which certain terms of a proposed merger were preliminarily set forth.

   During the period from March 27, 2000, through April 5, 2000, representatives of each of AMCC and YuniNetworks, including AMCC's legal and financial advisors and YuniNetwork's legal advisors, had several meetings and telephone conferences to negotiate the terms and conditions of the merger agreement and other transactions related to the merger.

   On April 5, 2000, a special telephonic meeting of the board of directors of AMCC was held, at which the management of AMCC presented to the board of directors a summary of terms of the proposed merger with YuniNetworks. Counsel for AMCC also reviewed with the board of directors certain terms regarding the proposed transaction, and disclosed in detail the ownership interest in YuniNetworks (directly and indirectly) of certain executives and directors of AMCC. After discussion, the AMCC board of directors approved the terms of the merger and authorized management of AMCC to execute final documents relating to the merger. Mr. Raza did not participate in the discussion concerning the merger and merger agreement and abstained from voting with the board of directors with respect to such matters.

   Thereafter, between April 5 and April 18, 2000, the parties continued to negotiate the merger agreement. On April 18, 2000, at a special telephonic meeting of the board of directors of AMCC, AMCC's executive management updated the board of directors regarding the status of negotiations with YuniNetworks and outlined to the board of directors the material terms of the proposed merger with YuniNetworks. After discussion, the AMCC board of directors approved the merger and authorized the management of AMCC to enter into the merger agreement and execute all documents relating to the transaction. Mr. Raza again did not participate in these discussions and abstained from voting with the board of directors with respect to such matters.

   On April 18, 2000, AMCC, OLI Acquisition Corp., a wholly owned subsidiary of AMCC, and YuniNetworks executed the merger agreement. The parties also executed and delivered related ancillary documents.

AMCC's Reasons for the Merger

   In the course of reaching its decisions to approve the merger proposal, the AMCC board of directors consulted with AMCC's legal and financial advisors as well as with AMCC's senior management. The board considered a number of strategic factors associated with YuniNetworks' business and opportunities presented by combining the two companies, including:

  . the ability of YuniNetworks to develop switch fabric products with advanced technology and the projected demand for switch fabric products upon the standardization of these products;

  . the combination of the complementary technologies that will allow AMCC to provide more complete solutions than AMCC can provide now;

  . YuniNetworks' switch fabric technology will complement AMCC's higher speed and lower speed networking products;

  . the superiority of YuniNetworks' switch fabric products under development over switch fabric products currently on the market due to their QOS features, which are designed to maintain data integrity during transmission.

   After considering the foregoing factors, the AMCC board unanimously determined that the potential benefits of the merger outweighed any benefits of seeking an alternative acquisition or trying to develop its own switch fabric products.

   In analyzing the proposed merger, none of the factors listed above was viewed by the AMCC's board of directors as determinative, and AMCC'S board of directors did not quantify or assign weight to any of the factors. Rather, the board made its determination based upon the total mix of information available to it. Moreover, individual members of the board may have assigned different values to different factors.

YuniNetworks' Reasons for the Merger

   The decision of the YuniNetworks' board of directors to enter into the merger agreement with AMCC and to recommend that YuniNetworks' stockholders approve the merger agreement, the merger and the transactions associated with it was the result of careful consideration by the board of directors of YuniNetworks of a range of strategic alternatives, including potential business combinations with companies other than AMCC, and the pursuit of a long-term independent business strategy for YuniNetworks that might involve an initial public offering of its stock.

   During the course of its deliberations, the board of directors of YuniNetworks considered a number of factors that the board of directors believes make the merger attractive to YuniNetworks' stockholders and could contribute to the success of the combined companies, including:

  . The merger will offer the stockholders of the combined company the potential benefits described above under the heading "AMCC's Reasons for the Merger;"

  . The merger would result in a combined company with greater financial, technological and human resources to develop new products and greater sales and marketing resources to help promote and sell YuniNetworks' products that are currently under development;

  . YuniNetworks will have access to the customer base of AMCC without having to take the risks of a start-up company in establishing a customer base and may benefit from increased distribution of YuniNetworks' products that are currently under development;

  . The broad expertise of the AMCC management team and the significant marketing resources of AMCC will contribute to stronger product planning and operational execution as YuniNetworks' products are put into production;

  . The value of the shares of AMCC common stock that the YuniNetworks stockholders will receive in the merger represents a significant premium for YuniNetworks' stockholders; and

  . The merger may allow YuniNetworks' stockholders to achieve liquidity of their investment sooner than they might otherwise have been able to realize because AMCC common stock is publicly traded while YuniNetworks common stock is not and is subject to federal and state resale restriction laws.

   In addition, YuniNetworks' board of directors considered a number of potentially negative factors relating to the merger, including the following:

  . the number of shares of AMCC common stock issuable in the merger to YuniNetworks' stockholders and option holders;

  . the risk that expected benefits of the merger may not be realized;

  . the risk that YuniNetworks may find it more difficult to attract and hire skilled employees;

  . the volatility of the market price of the common stock of AMCC and other companies within its industry;

  . the risk that management's attention may be diverted from YuniNetworks' business operations; and

  . the other risks described in this prospectus/consent solicitation statement under "Risk Factors."

   After considering the potential advantages and disadvantages of the merger, the YuniNetworks board of directors unanimously determined that the potential benefits of the merger outweighed the benefits of remaining a stand-alone entity.

   Based on the foregoing, the board of directors of YuniNetworks believes that the merger is fair to, and in the best interests of, YuniNetworks and its stockholders and unanimously recommends that the stockholders of YuniNetworks consent to the merger. The consent of the stockholders holding a majority of the YuniNetworks common stock and preferred stock outstanding on the record date voting as a class and the consent of the stockholders holding a majority of the YuniNetworks preferred stock outstanding on the record date voting as a class are required to approve and adopt the merger agreement and approve the merger.

   In analyzing the proposed merger, the board of directors of YuniNetworks did not view any single factor as determinative and did not quantify or assign weight to any of the factors. Rather, the board of directors made its determination based upon the total mix of information available to it. In addition, individual members of the board of directors may have assigned different values to different factors.

Consideration to be Received in the Merger

   YuniNetworks Stock. If the merger is consummated, the holders of the majority of the outstanding shares of YuniNetworks preferred stock will have approved the conversion of each share of YuniNetworks preferred stock outstanding immediately prior to the merger into one share of YuniNetworks common stock. This will be done to ensure that the holders of the YuniNetworks preferred stock receive the same pro rata share of the merger consideration as the holders of the YuniNetworks common stock. Upon completion of the merger, each share of YuniNetworks' common stock then outstanding will be converted
into the right to receive        of a share of AMCC common stock (exchange
ratio). The number of shares of AMCC common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or similar transaction undertaken by AMCC.

   No fractional shares. No fractional shares of AMCC common stock will be issued in connection with the merger. Instead of a fraction of a share, a holder of YuniNetworks stock will receive payment in cash, without interest, determined by multiplying the fraction that would have been received by the closing sales price per share of YuniNetworks' common stock, as quoted on The Nasdaq National Market, on the day immediately prior to the merger.

Procedures for Exchange of YuniNetworks Stock Certificates

   When the merger is completed, AMCC will mail you a letter of transmittal and instructions for surrendering YuniNetworks' stock certificates in exchange for AMCC stock certificates. When you deliver your YuniNetworks' certificates to AMCC, along with a properly executed letter of transmittal and any other required documents, your YuniNetworks' certificates will be canceled and you will receive AMCC stock certificates representing the number of whole shares of AMCC common stock to which you are entitled under the merger agreement. You will receive cash for any fractional share of AMCC common stock to which you would have otherwise been entitled.

   If your YuniNetworks' stock certificate has been lost, stolen or destroyed, AMCC may require you to provide an appropriate affidavit and deliver a bond as indemnity against any claim that may be made against AMCC or YuniNetworks with respect to your lost, stolen or destroyed membership certificate.

 You should not surrender your YuniNetworks stock certificates for exchange until you receive a letter of transmittal from AMCC.

Treatment of Options to Purchase YuniNetworks' Common Stock

   When the merger is completed, all outstanding options to purchase YuniNetworks' common stock shall be assumed by AMCC in accordance with the merger agreement. Upon the merger:

  . Each option to purchase shares of YuniNetworks' common stock automatically will become an option to purchase that number of shares of AMCC common stock equal to the number of shares of

   YuniNetworks' common stock subject to the YuniNetworks option immediately prior to the completion of the merger multiplied by the exchange ratio, rounding down to the nearest whole share of AMCC common stock; and

  . The exercise price for each share of AMCC common stock issuable upon the exercise of the assumed YuniNetworks option will be determined by dividing the per share exercise price in effect immediately prior to the merger by the exchange ratio, rounding up to the nearest whole cent.

   Any restriction on the exercise of a YuniNetworks option will continue in full force and effect and no further restrictions on such options will be imposed by AMCC.

Stock Ownership Following the Merger

   Assuming no exercise of appraisal rights, an aggregate of     shares of
AMCC common stock will be issued to the stockholders of YuniNetworks. AMCC
will issue    shares of common stock for the outstanding shares of
YuniNetworks stock and will assume options to purchase    shares of common
stock. Based upon 122,371,759 shares of AMCC common stock issued and outstanding as of May 11, 2000 and assuming no exercise of options, warrants or other rights to purchase AMCC common stock, the former holders of YuniNetworks common and preferred stock would hold and have voting power with
respect to approximately    %, and the stockholders of AMCC prior to the
closing of the merger would hold and have voting power with respect to
approximately    %, of AMCC's total issued and outstanding shares of common stock after consummation of the merger.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

   The following is a summary of the material provisions of the merger agreement. However, the following is not a complete statement of all provisions of the merger agreement. AMCC and YuniNetworks urge you to read the entire merger agreement, which is attached as Annex A to this prospectus/consent solicitation statement. This summary is qualified in its entirety by reference to the full text of the merger agreement.

General

   The merger agreement provides for the merger of YuniNetworks with OLI Acquisition Corp. (OLI), a wholly owned subsidiary of AMCC. As a result of the merger, YuniNetworks will be the surviving entity in the merger and will become a wholly owned subsidiary of AMCC. The former stockholders of YuniNetworks will become stockholders of AMCC. The merger will be completed upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

Representations and Warranties

   The merger agreement contains customary representations and warranties of YuniNetworks, AMCC and OLI relating to the respective businesses of the parties. The representations and warranties of YuniNetworks expire one year after the completion of the merger. The representations and warranties of AMCC and OLI expire upon the completion of the merger.

   Any breaches of or exceptions to the representations and warranties of YuniNetworks may serve as the basis for indemnification claims brought by AMCC against the YuniNetworks stockholders. As discussed below, the YuniNetworks stockholders will be required to indemnify AMCC if these representations were not true in all material respects on April 18, 2000, the date the merger agreement was executed, or if they are not true on the closing date of the merger. On the closing date of the merger, YuniNetworks will be required to deliver a certificate certifying that these representations and warranties are true as of the closing date of the merger.

Certain Covenants of the Parties

 Conduct of the Parties Prior to the Closing of the Merger

   The merger agreement obligates YuniNetworks to conduct its business in the ordinary course before the merger becomes effective and imposes some limitations on the operations of YuniNetworks during that time. These limitations include agreements by YuniNetworks not to take any of the following actions without the prior written consent of AMCC:

  . declare or pay dividends or make any other distribution in respect of any shares of capital stock or other securities;

  . sell, issue or authorize the issuance of, with certain exceptions, any equity or other securities;

  . amend or waive any of its rights under, or permit the acceleration of vesting of, outstanding options;

  . amend its organizational documents;

  . become a party to an acquisition transaction, recapitalization, reclassification of shares of capital stock or other securities or ownership interests in itself;

  . conduct a stock split, reverse stock split or similar transaction with respect to the shares of its capital stock;

  . make any significant capital expenditure prior to completion of the merger;

  . amend or prematurely terminate, or waive any material right or remedy under, any material contract;

  . with certain exceptions, acquire, sell, lease or license any right or other asset from or to any other entity;

  . lend money to any entity, or incur or guarantee any indebtedness for borrowed money;

  . with certain exceptions, establish or adopt any employee benefit plan, pay bonuses, or increase salaries payable to, any directors, officers or employees;

  . hire any new employee; or

  . commence or settle any legal proceeding.

 Limitations on Discussing and Encouraging Other Transaction Proposals

   YuniNetworks has agreed, upon the signing of the merger agreement, to terminate all inquiries, contacts, discussions or negotiations with any third party with respect to any disposition of a material portion of its assets, certain issuances or disposition of its securities, or any merger, consolidation or similar transaction. In addition, YuniNetworks has agreed not to solicit, encourage or otherwise facilitate any discussions or negotiations that may lead to an acquisition proposal, and has agreed not to accept any acquisition proposal or offer from any third party.

 Employee Benefits for Employees of YuniNetworks

   Once the merger is completed, YuniNetworks will terminate its employee plans and will ensure that none of its employees or former employees have any rights under those plans and that any of its liabilities under those plans are fully extinguished at no cost to YuniNetworks.

Conditions to the Merger

   The obligations of YuniNetworks and AMCC to complete the merger are subject to the following conditions:

  . No law, regulation, injunction or other order may be enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger substantially on the terms contained in the merger agreement;

  . The shares of AMCC's common stock to be issued in the merger will have been approved for listing (subject to notice of issuance) on The Nasdaq National Market;

  . AMCC's Form S-4 Registration Statement must have become effective and no stop order will have been issued by the SEC;

  . The holders of a majority of shares of YuniNetworks common stock and preferred stock voting together as a single class, and the holders of a majority of shares of the preferred stock voting together as a separate class, shall have approved the merger;

  . A representative of YuniNetworks' stockholders and AMCC shall enter into an escrow agreement providing for the deposit into escrow of 10% of the shares of common stock of AMCC received by YuniNetworks' stockholders or an equivalent amount of cash to secure the indemnification obligations of YuniNetworks stockholders;

  . The representations and warranties made by either AMCC or YuniNetworks in the merger agreement must be accurate in all material respects, and an officer of each company will have delivered a certificate to the other company certifying that such condition has been satisfied;

  . All of the covenants and obligations of either AMCC or YuniNetworks will have been complied with in all material respects, and an officer of each company will have delivered a certificate to the other company certifying that such condition has been satisfied; and

  . Each of Cooley Godward llp and Gray Cary Ware & Freidenrich llp will have delivered the legal opinions required to be delivered by them under the terms of the merger agreement.

   The obligation of AMCC to consummate the merger is further conditioned upon the following:

  . No more than 5% of the holders of YuniNetworks common stock (assuming the conversion of all preferred stock to common stock) shall have elected to pursue their appraisal rights under Section 262 of the Delaware General Corporation Law;

  . The non-interested holders of 75% of the outstanding shares of YuniNetworks entitled to vote shall have approved certain arrangements with respect to the compensation of Dr. Kenneth Yun and Ms. Kay Yun that would not otherwise be deductible expenses under Section 280G or Section 162 of the Internal Revenue Code of 1986, as amended;

  . Each of Dr. Kenneth Yun, Ms. Kay Yun and certain key employees shall have entered into an employment agreement with AMCC, and certain specified employees shall remain employed with YuniNetworks;

  . All present and former employees, consultants and independent contractors will have executed confidential invention and assignment agreements;

  . No lawsuit, action or proceeding shall be pending or threatened by any governmental entity, other entity or person challenging the merger;

  . All consents, terminations and assignments that are required in connection with the merger will have been obtained;

  . AMCC will have received a statement that conforms to the requirements of
    Section 1.897-2(h)(1)(i) of the U.S. Treasury Regulations, and YuniNetworks will have delivered to the Internal Revenue Service the required notification under such regulations;

  . Certain YuniNetworks stockholders will have executed a release that will release AMCC and YuniNetworks from any claims any such stockholder might have against AMCC or YuniNetworks; and

  . Each of the directors of YuniNetworks will have resigned as of the effective time of the merger.

Indemnification

   Under the merger agreement, if the merger is completed, the stockholders of YuniNetworks have agreed to indemnify AMCC against losses resulting from:

  . the inaccuracy or breach of any representation or warranty of YuniNetworks made in the merger agreement or any related document provided by YuniNetworks to AMCC in connection with the merger; and

  . the breach of, or failure to perform, any covenant or agreement of YuniNetworks made in the merger agreement.

   The stockholders of YuniNetworks will not have liability to AMCC in connection with the breach of representations and warranties unless written notice is provided to AMCC within one year of the closing date of the merger asserting an indemnification claim. YuniNetworks' stockholders will have no liability with respect to any matters until the total of all losses to AMCC exceed $500,000, in which event the stockholders shall be obligated to indemnify AMCC for all such losses. If the total amount of the losses exceeds $500,000 and a portion of the losses arose from matters that were disclosed to AMCC prior to the closing of the merger, then YuniNetworks' stockholders shall only be liable for 50% of such losses. The indemnification obligation of the YuniNetworks' stockholders will be secured by the escrow of 10% of the merger consideration and is capped at this amount. Any indemnification claims will be paid from the escrow account on a pro rata basis with respect to each YuniNetworks' stockholder.

Termination

   The merger agreement provides YuniNetworks and AMCC with rights to terminate the agreement in certain circumstances prior to the closing of the merger. AMCC may terminate the agreement prior to closing for the following reasons:

  . if AMCC reasonably determines that the timely satisfaction of the conditions to its obligation to close the merger have become impossible (other than due to AMCC's or OLI's failure to perform);

  . if any of the conditions to AMCC's obligation to close the merger have not been satisfied by the scheduled closing time;

  . if any of YuniNetworks' representations or warranties were materially inaccurate or have become materially inaccurate, or YuniNetworks has breached any covenant contained in the merger agreement, provided that AMCC may not terminate the merger agreement if YuniNetworks cures such inaccuracy or breach within 15 days after receiving written notice from AMCC of such inaccuracy or breach; or

  . if the closing has not taken place prior to June 30, 2000 (other than due to AMCC's failure to perform).

   YuniNetworks may terminate the merger agreement prior to closing for the following reasons:

  . if YuniNetworks reasonably determines that the timely satisfaction of the conditions to its obligation to close the merger have become impossible (other than due to YuniNetworks' failure to perform);

  . if any of the conditions to YuniNetworks' obligation to close the merger have not been satisfied by the scheduled closing time;

  . if any of AMCC's representations or warranties were materially inaccurate or have become materially inaccurate, or AMCC has breached any covenant contained in the merger agreement, provided that YuniNetworks may not terminate the merger agreement if AMCC cures such inaccuracy or breach within 15 days after receiving written notice from YuniNetworks of such inaccuracy or breach; or

  . if the closing has not taken place prior to June 30, 2000 (other than due to YuniNetworks' failure to perform).

   All of these rights will expire upon the closing of the merger.

Expenses Relating to the Merger

   Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, whether or not the merger is consummated. However, any fees or expenses incurred by YuniNetworks in excess of $150,000 shall be paid from funds deposited into the escrow fund established to secure the indemnification obligations of YuniNetworks' stockholders.

Requisite Consent

   The affirmative vote of a majority of shares of YuniNetworks common stock and preferred stock, voting together as a single class, and the affirmative vote of a majority of shares of YuniNetworks preferred stock, voting as a separate class, is required to approve and adopt the merger agreement and approve the merger.

Escrow Agreement

   Pursuant to the terms of the merger agreement, 10% of the AMCC common stock issued in connection with the merger will be held by the Bank of New York as escrow agent to secure the indemnification obligations of the stockholders of YuniNetworks under the merger agreement, pursuant to the terms of the escrow agreement, the form of which is attached to the merger agreement as Exhibit D. Alternatively, a YuniNetworks stockholder may elect to deliver cash to fund the escrow in lieu of shares of AMCC common stock. If any YuniNetworks stockholder elects to deliver cash, such YuniNetworks stockholder must give written notice of its election to do so at least ten days prior to the closing and must deliver to the escrow agent prior to the closing cash equal in value to the shares of AMCC common stock that such YuniNetworks' stockholder otherwise would have delivered to the escrow agent. The aggregate maximum value of the claims that the YuniNetworks stockholders may be required to satisfy pursuant to their indemnification obligations is limited to the amount held in the escrow account.

   The shares of AMCC common stock and any cash deposited in the escrow account will be released to the YuniNetworks stockholders on the first anniversary of the completion of the merger unless any indemnification claims made by AMCC against YuniNetworks prior to the first anniversary of the closing remain unresolved. If an indemnification claim is pending and unresolved on the first anniversary of the completion of the merger, the escrow agent will retain an amount equal to 110% of the indemnification claim until the claim is resolved. Upon resolution of the claim, the balance of the shares of AMCC common stock and cash held in escrow and not used to satisfy the claim or claims will be returned to the YuniNetworks stockholders. Any and all dividends, whether in cash or otherwise, on shares of AMCC common stock held in escrow will remain in escrow until the escrow is distributed to the YuniNetworks stockholders.

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

       INTERESTS OF CERTAIN PERSONS IN THE MERGER AND RELATED AGREEMENTS

Interests of Certain Persons in the Merger

   In considering the recommendations of the board of directors of YuniNetworks with respect to the merger, you should be aware that certain members of YuniNetworks' board of directors have interests in the merger that may be deemed to be in addition to those of the stockholders of YuniNetworks generally. S. Atiq Raza manages Raza Foundries Canada, one of the principal stockholders of YuniNetworks. Mr. Raza serves on the boards of directors, and is a stockholder of, both AMCC and YuniNetworks. In connection with this transaction, immediately prior to the closing of the merger, for the purpose of complying with certain Investment Company Act requirements, Raza Foundries Canada will sell for cash 90% of its shares of YuniNetworks' common stock to one or more financial institutions and 10% of its shares of YuniNetworks common stock to AMCC. The financial institutions may sell short shares of AMCC common stock approximately equal to the number of shares of AMCC common stock they would receive upon the closing of the merger and exchange of shares. The cash received by Raza Foundries Canada from the sale of YuniNetworks shares to AMCC will be deposited in the escrow fund.

   In addition, as a result of the merger the vesting of certain of the shares of YuniNetworks owned by Ms. Kay Yun will accelerate.

   The board of directors of YuniNetworks was aware of these interests and considered them in approving the merger agreement, the merger and the related transactions.

Voting Agreement

   Dr. Kenneth Yun, Ms. Kay Yun and Raza Foundries Canada, each a stockholder of YuniNetworks, beneficially own in the aggregate 10,500,000 shares of YuniNetworks common stock and 10,000,000 shares of preferred stock, for an aggregate of 20,500,000 shares, representing approximately 90% of the outstanding common stock of YuniNetworks (on an as converted basis) as of the date of this prospectus/consent solicitation statement, and in connection with the merger each has entered into a voting agreement with AMCC. Under the terms of the voting agreement, each of these YuniNetworks stockholders has agreed to vote all of his, her or its shares of YuniNetworks stock in favor of the approval and adoption of the merger agreement and the approval of the merger. Each of Dr. Yun, Ms. Yun and Raza Foundries Canada has granted to AMCC an irrevocable proxy to vote all of his, her or its shares of YuniNetworks stock consistent with the terms of the voting agreement. As a result of these voting agreements, holders of approximately 90% of the outstanding shares of YuniNetworks' preferred stock and approximately 89% of the outstanding shares of YuniNetworks' common stock have agreed to vote in favor of the merger. The voting agreement terminates upon the earlier to occur of the consummation of the merger or the termination of the merger agreement. AMCC is not required to consummate the merger if more than 5% of YuniNetworks stockholders elect to pursue their appraisal rights.

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

                      OTHER MATTERS RELATED TO THE MERGER

Material Federal Income Tax Consequences

   The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to YuniNetworks stockholders upon an exchange of their YuniNetworks common stock for AMCC common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to AMCC, YuniNetworks or the stockholders of YuniNetworks as described in this summary. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular holders, including holders:

  . who do not hold their shares as capital assets;

  . who are subject to special tax rules such as financial institutions, dealers in securities, foreign persons, mutual funds, insurance companies or tax-exempt entities;

  . who are subject to the alternative minimum tax provisions of the Internal
    Revenue Code;

  . who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

  . who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy; and

  . whose shares are qualified small business stock for purposes of Sections
    1202 and 1045 of the Internal Revenue Code.

   In addition, the following discussion does not address the tax consequences of the merger under state, local or foreign tax laws. Furthermore, the following discussion does not address (i) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which YuniNetworks shares are acquired or AMCC shares are disposed of, (ii) the tax consequences to holders of options issued by YuniNetworks which are assumed, exercised or converted, as the case may be, in connection with the merger or (iii) the tax consequences of the receipt of AMCC shares other than in exchange for YuniNetworks shares.

   Accordingly, holders of YuniNetworks common stock are advised and expected to consult their own tax advisers regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.

   As a condition to the consummation of the merger, Cooley Godward llp and Gray Cary Ware & Freidenrich llp must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (a "Reorganization"). The tax opinions discussed in this section assume and are conditioned upon the following:

  . that all representations, warranties and statements made or agreed to by AMCC, OLI and YuniNetworks, their managements, employees, officers, directors and stockholders in connection with the merger, including, but not limited to, those set forth in the merger agreement (including the exhibits thereto) and the tax representation letters delivered to such counsel by AMCC, OLI and YuniNetworks are true and accurate at all relevant times;

  . that original documents submitted to such counsel (including signatures thereto) are authentic, documents submitted to such counsel as copies conform to the original documents, and that all of these documents have been (or will be by the effective time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness of these documents;

  . that all covenants contained in the merger agreement (including exhibits thereto) and the tax representation letters, described above, are performed without waiver or breach of any material provision of these covenants;

  . that the merger will be reported by AMCC and YuniNetworks on their respective U.S. federal income tax returns in a manner consistent with the opinions rendered by such counsel; and

  . that any representation or statement made "to the best of knowledge" or similarly qualified is correct without that qualification.

   No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of YuniNetworks should be aware that the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court.

   Subject to the assumptions and limitations discussed above and the section below entitled "Other Consideration", it is the opinion of Cooley Godward llp, tax counsel to AMCC, and Gray Cary Ware & Freidenrich llp, tax counsel to YuniNetworks, that:

  . the merger will be treated for federal income tax purposes as a Reorganization;

  . AMCC, OLI Acquisition Corp. and YuniNetworks will each be a party to the Reorganization;

  . AMCC, OLI Acquisition Corp. and YuniNetworks will not recognize any gain or loss solely as a result of the merger;

  . stockholders of YuniNetworks will not recognize any gain or loss upon the receipt of solely AMCC common stock for their YuniNetworks common stock, other than with respect to cash received in lieu of fractional shares of AMCC common stock;

  . the aggregate basis of the shares of AMCC common stock received by a YuniNetworks stockholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of YuniNetworks common stock surrendered in exchange therefor;

  . the holding period of the shares of AMCC common stock received by a YuniNetworks stockholder in the merger will include the holding period of the shares of YuniNetworks common stock surrendered in exchange therefor; and

  . a stockholder of YuniNetworks who receives cash in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss.

   Other Consideration. Even if the merger qualifies as a Reorganization, a recipient of AMCC common stock would recognize income to the extent that, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the YuniNetworks common stock surrendered. Generally, such income is taxable as ordinary income upon receipt.

   In addition, to the extent that YuniNetworks stockholders were treated as receiving, directly or indirectly, consideration other than AMCC common stock in exchange for such stockholder's YuniNetworks common stock, gain or loss would have to be recognized. If, for example, a YuniNetworks stockholder were to receive (or be deemed to receive) both cash and stock in the merger, such stockholder would recognize gain in the amount of cash received, limited however, by such stockholder's total gain on the merger (which is the difference between (i) the sum of the cash and the fair market value of the AMCC common stock received by such stockholder in the merger and (ii) such stockholder's basis in its YuniNetworks common stock exchanged therefore). A stockholder's recognized gain under such circumstances would be capital gain, assuming the stockholder held his, her or its YuniNetworks common stock as a capital asset at the time of the merger, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a dividend within the meaning of Section 356(a)(2) of the Code and provided further that YuniNetworks is not a "collapsible corporation" as described in Section 341 of the Code. If a loss, rather than a gain, resulted from the application of the stockholder's cost basis for the stock surrendered against the total consideration received, that loss would not be recognized. The aggregate tax basis of any AMCC common stock received by a YuniNetworks stockholder receiving both cash and stock in the merger generally would be equal to the adjusted basis of the YuniNetworks common stock surrendered in exchange therefor, less the cash received in the merger plus the gain recognized by such stockholder in the merger.

   If a YuniNetworks stockholder were to receive (or be deemed to receive) solely cash in exchange for his, her or its YuniNetworks common stock surrendered in the merger, such stockholder would generally recognize capital gain or loss (provided such stock was held as a capital asset at the time of the merger), measured by the difference between the stockholder's basis in such stock and the amount of cash received, provided that such stockholder owned no shares of capital stock of YuniNetworks (either actually or constructively within the meaning of Section 318 of the Code) immediately after the merger.

   Backup Withholding. With respect to a cash payment received by a YuniNetworks stockholder in lieu of a fractional share of AMCC common stock, a noncorporate stockholder of YuniNetworks may be subject to backup withholding at a rate of 31%. However, backup withholding will not apply to a stockholder who either (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter, or
(ii) otherwise proves to AMCC and its exchange agent that the stockholder is exempt from backup withholding.

   Reporting Requirements. Each YuniNetworks stockholder that receives AMCC common stock in the merger will be required to file a statement with his or her federal income tax return setting forth his or her basis in the YuniNetworks common stock surrendered and the fair market value of the AMCC common stock and cash, if any, received in the merger, and to retain permanent records of these facts relating to the merger.

   Dissenting Stockholders. A dissenting stockholder of YuniNetworks common stock who perfects appraisal rights will generally be treated as having received a distribution in redemption of his or her stock subject to the provisions and limitations of Sections 302 and 356(a)(2) of the Code. While the tax consequences of such a redemption depend on a stockholder's particular circumstances, a dissenting stockholder who, after the merger, does not own (actually or constructively) any capital stock of either YuniNetworks or AMCC will generally recognize gain or loss with respect to a share of YuniNetworks stock equal to the difference between the amount of cash received and his or her basis in such share. This gain or loss should be capital gain or loss, provided such share is held as a capital asset.

   Consequences of IRS Challenge. A successful challenge by the IRS to the Reorganization status of the merger would result in significant adverse tax consequences to the YuniNetworks stockholders. YuniNetworks stockholders would recognize taxable gain or loss with respect to each share of YuniNetworks common stock surrendered equal to the difference between each stockholder's basis in such share and the fair market value, as of the Effective Time, of the AMCC common stock received in exchange therefor. In such event, a YuniNetworks stockholder's aggregate basis in the AMCC common stock so received would equal its fair market value, and the holding period of such stock would begin the day after the effective date of the merger.

Restrictions on Resales of AMCC Common Stock by Affiliates of YuniNetworks

   The shares of AMCC common stock to be received by the stockholders of YuniNetworks in connection with the merger have been registered under the Securities Act and, except as set forth in this paragraph, may be traded without restriction. The shares of AMCC common stock to be issued in connection with the merger and received by persons who may be deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of YuniNetworks prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act or pursuant to existing registration rights.

Accounting Treatment

   AMCC will account for the merger using the purchase method of accounting, which means that the assets and liabilities of YuniNetworks, including intangible assets, will be recorded at their fair value and the results of operations of YuniNetworks, will be included in AMCC's results from the date of acquisition.

Appraisal Rights

   The Delaware General Corporation Law grants appraisal rights in the merger to the holders of YuniNetworks common and preferred stock. Under the Delaware General Corporation Law, YuniNetworks stockholders may object to the merger and demand in writing that YuniNetworks pay the fair value of their shares. Fair value takes into account all relevant factors but excludes any appreciation or depreciation in anticipation of the applicable merger. Stockholders who elect to exercise appraisal rights must comply with all of the procedures to preserve those rights. We have attached a copy of Section 262 of the Delaware General Corporation Law (which sets forth the appraisal rights) as Appendix B to the prospectus/consent solicitation statement.

   Section 262 sets forth the required procedure a stockholder requesting appraisal must follow. Making sure that you actually perfect your appraisal rights can be complicated. The procedural rules are specific and must be followed completely. Failure to comply with the procedure may cause a termination of your appraisal rights. We are providing you only a summary of your rights and the procedure. The following information is qualified in its entirety by the provisions of Section 262. Please review Section 262 for the complete procedure. Neither AMCC nor YuniNetworks will give you any notice other than as described in this prospectus/consent solicitation statement and as required by the Delaware General Corporation Law.

Appraisal Rights Procedures

   If you are a YuniNetworks stockholder and you wish to exercise your appraisal rights, you must satisfy the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires, in part, the following:

  . Your written demand for appraisal: You must deliver a written demand for appraisal to YuniNetworks on or before the vote is taken by action by written consent. This written demand for appraisal must be separate from the action by written consent. In other words, failure to return the action by written consent or returning the action by written consent with a notation on it will not alone constitute demand for appraisal.

  . You refrain from voting for approval of the merger: You must not vote for approval of the merger agreement. If you return a properly executed action by written consent or otherwise vote in favor of the merger agreement, your right to appraisal will terminate, even if you previously filed a written demand for appraisal.

  . You continuously hold your YuniNetworks shares: You must continuously hold your shares of YuniNetworks stock from the date you make the demand for appraisal through the closing of the merger. You should read the paragraphs below for more details on making a demand for appraisal.

   A written demand for appraisal of YuniNetworks stock is only effective if it is signed by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must be signed as the stockholder's name appears on its stock certificate(s). If you are the beneficial owner of YuniNetworks stock but not the stockholder of record, you must have the stockholder of record sign a demand for appraisal.

   If you own YuniNetworks stock in a fiduciary capacity, such as a trustee, guardian, or custodian, you must disclose the fact that you are signing the demand for appraisal in that capacity.

   If you own YuniNetworks stock with more than one person, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for appraisal. An authorized agent, which could include one or more of the joint owners, may sign the demand for appraisal for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that he is signing the demand as that stockholder's agent.

   If you are a record owner, such as a broker, who holds YuniNetworks stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal. If you do not expressly specify the number of shares, we will assume that your written demand covers all the shares of YuniNetworks stock that are in your name.

   If you are a YuniNetworks stockholder, you should address the written demand to YuniNetworks, Inc., 12780 High Bluff Drive, Suite 270, San Diego, California 92130, Attention: Kay Yun. It is important that YuniNetworks receive all written demands before the vote concerning the merger agreement is taken. As explained above, this written demand should be signed by, or on behalf of, the stockholder of record. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of stock owned, and that the stockholder is thereby demanding appraisal of such stockholder's shares.

   If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the merger consideration provided in the merger agreement.

   Written Notice: Within ten days after the closing of the merger, YuniNetworks must give written notice that the merger has become effective to each stockholder who has fully complied with the conditions of Section 262.

   Petition with the Chancery Court: Within 120 days after the closing of the merger, either YuniNetworks or any stockholder who has complied with the conditions of Section 262, may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of YuniNetworks stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should file such a petition in the chancery court. YuniNetworks has no intentions at this time to file such a petition. Because YuniNetworks has no obligation to file such a petition, if you do not file such a petition within 120 days after the closing, you will lose your rights of appraisal.

   Withdrawal of Demand: If you change your mind and decide you no longer want appraisal rights, you may withdraw your demand for appraisal rights at any time within 60 days after the closing of the merger. You may also withdraw your demand for appraisal rights after 60 days after the closing of the merger, but only with the written consent of YuniNetworks. If you withdraw your demand for appraisal rights, you will receive the merger consideration provided in your merger agreement.

   Request for Appraisal Rights Statement: If you have complied with the conditions of Section 262, you are entitled to receive a statement from YuniNetworks. This statement will set forth the number of shares that have demanded appraisal rights, and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to YuniNetworks within 120 days after the closing of the merger. After the merger, YuniNetworks has ten days after receiving a request to mail the statement to the stockholder.

   Chancery Court Procedures: If you properly file a petition for appraisal in the chancery court and deliver a copy to YuniNetworks, YuniNetworks will then have 20 days to provide the chancery court with a list of the names and addresses of all stockholders who have demanded appraisal rights and have not reached an

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

agreement with YuniNetworks as to the value of their shares. The chancery court will then send notice to all of the stockholders who have demanded appraisal rights. If the chancery court decides it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with Section 262 of the Delaware General Corporation Law and whether they are entitled to appraisal rights under that section. The chancery court may also require you to submit your stock certificates to the Registry in Chancery so that it can note on the certificates that an appraisal proceeding is pending. If you do not follow the chancery court's directions, you may be dismissed from the proceeding.

   Appraisal of Chancery Shares: After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares of stock. To determine the fair value of the shares, the chancery court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct YuniNetworks to pay that value to the stockholders who are entitled to appraisal rights. The chancery court can also direct YuniNetworks to pay interest, simple or compound, on that value if the chancery court determines that interest is appropriate. In order to receive the fair value for your shares, you must surrender your stock certificates to YuniNetworks.

   The chancery court could determine that the fair value of shares of YuniNetworks stock is more than, the same as, or less than the merger consideration. In order words, if you demand appraisal rights, you could receive less consideration than you would under the merger agreement.

   Costs and Expenses of Appraisal Proceeding: The costs and expenses of the appraisal proceeding may be assessed against YuniNetworks and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You can request that the chancery court determine the amount of interest, if any, YuniNetworks should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the chancery court allocate the expense of the appraisal action incurred by any stockholder pro rata against the value of all of the shares entitled to appraisal.

   Loss of Stockholder's Rights: If you demand appraisal rights, after the closing of the merger you will not be entitled to:

  . vote your shares of stock, for any purpose, for which you have demanded appraisal rights;

  . receive payment of dividends or any other distribution with respect to such shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

  . receive the payment of the consideration provided for in the merger agreement.

   However, you can regain these rights if no petition for an appraisal is filed within 120 days after the closing of the merger, or if you deliver to YuniNetworks a written withdrawal of your demands for an appraisal and your acceptance of the merger, either within 60 days after the closing of the merger or with the written consent of YuniNetworks. As explained above, these actions will also terminate your appraisal rights. However, an appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves. The chancery court may condition its approval upon any terms that it deems just.

   If you fail to comply strictly with these procedures you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to exercise your appraisal rights.

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

                                 AMCC BUSINESS

   We design, develop, manufacture and market high-performance, high-bandwidth silicon solutions for the world's optical networks. We offer integrated circuit, or IC, products that enable the transport of voice and data over fiber optic networks by utilizing a combination of high-frequency analog, mixed-signal and digital design expertise coupled with system-level knowledge and multiple silicon process technologies. Our customers include leading communications equipment manufacturers such as Alcatel, Ciena, Cisco, Lucent, Marconi Communications and Nortel as well as emerging communications systems providers such as Cerent (recently acquired by Cisco), Juniper Networks, Monterey Networks (recently acquired by Cisco), Nexabit (recently acquired by Lucent) and Sycamore Networks.

   Our objective is to be the premier supplier of high-bandwidth silicon ICs for the world's optical networks. Our strategies for achieving this objective include:

  . Focusing on high-growth, fiber optic-based network markets;

  . Providing complete system solutions to our customers;

  . Integrating higher levels of functionality into our semiconductor products; and

  . Leveraging our expertise in multiple silicon-process technologies to provide cost-effective, optimized solutions.

   Our products target the SONET/SDH, ATM, Gigabit Ethernet and Fibre Channel semiconductor markets. In addition, we recently introduced silicon ICs targeted for DWDM systems. We provide our customers with complete silicon IC solutions ranging from physical media dependent devices such as laser drivers and physical layer products such as transceivers to overhead processor products such as framers and mappers. Our products span data rates from OC-3, or 155 megabits per second, to OC-192, or 10 gigabits per second. We also supply silicon ICs for the automated test equipment, or ATE, high-speed computing and military markets.

   We manufacture some products at our silicon wafer fabrication facility in San Diego, California. We also use outside semiconductor wafer fabrication facilities for the production of products designed on CMOS processes. Recently, we introduced several new products using IBM's silicon germanium BiCMOS process.

Products

   We have several types of IC products categorized by the type of signals they utilize. These categories are:

   Analog Layer: Our analog layer ICs typically work in conjunction with the lasers or photo diodes that provide the electrical-to-optical and optical-to-electrical signal conversions. These ICs include various amplifiers that take very weak electrical signals (e.g. a few millivolts) and increase them for use at the higher digital signal level (e.g. hundreds of millivolts). Our analog layer products transmit signals at rates ranging from 1 to 10 Gbps.

   Mixed Signal Layer: Our mixed signal ICs transmit and receive data to and from the analog layer in a very high-speed serial format (up to 10 Gbps) and reduce overall system "noise." This low noise capability permits the transmission of data over greater distances with fewer errors. Our mixed signal ICs also convert data from the analog layer to the digital layer and vice versa.

   Digital Layer: Our digital layer ICs transmit and receive data to and from the mixed signal layer in a parallel format and are used predominately in systems such as very high-speed transmission equipment, add-drop multiplexers, digital and optical cross-connects, edge and core routers and DWDM. After transmitting and receiving the data, these ICs then perform a number of additional functions including framing, terminating the overhead, performance monitoring, forward error correction and mapping the data payload to/from the transmission format. These ICs then send the data either directly to a switch fabric product which routes the

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

data to its destination, or to a network processor which further processes the data prior to forwarding it to a switch fabric product.

 Product Processes

   We utilize our high-performance, high density IC design expertise and systems knowledge, together with our internal bipolar and BiCMOS processes and external (outside foundries) CMOS and SiGe processes to design and manufacture products that are tailored to our customers' needs.

 Transition from ASICs to ASSPs

   Application specific integrated circuits (ASICs) are custom products which are designed by or for only one customer, and can be sold only to that one customer. Application specific standard products (ASSPs), on the other hand, are standardized products which are designed for, and can be used by, several customers. ASSPs generally can be designed and brought to market in a shorter time-period. Accordingly, companies which manufacture networking systems have been using fewer ASICs and more ASSPs. Most of AMCCs products are ASSPs, and we believe that the trend towards greater usage of ASSP's in communication network systems will continue.

Technology

 Design of High-Performance Digital and Mixed Signal ICs

   Mixing digital and analog signals poses difficult challenges for IC designers, particularly at high frequencies. We have obtained significant expertise in mixed signal IC design and VLSI digital design through the development of multiple generations of products. We can and have leveraged this expertise and developed skills and processes which permitted us to create high gate count digital chips that have overcome a complex problem in IC design by integrating analog logic and high frequency logic.

 Systems and Architecture Expertise

   We believe that our systems architects, design engineers and technical marketing and applications engineers have a thorough understanding of the fiber optic communications systems for which we design and build ASSPs. We substantially expanded this expertise into the higher layers of the communication system with the acquisition of Cimaron. Using this systems expertise, we develop semiconductor devices to meet OEMs' high-bandwidth systems requirements. By understanding the systems into which our products are designed, we believe that we are better able to anticipate and develop optimal solutions based on the various cost, power and performance trade-offs faced by our customers and to develop more comprehensive, interoperable solutions.

 Process Technology

   We utilize our own internal wafer fabrication facility and have developed and produced multiple generations of cost-effective, high-performance bipolar and BiCMOS processes. The proven silicon-based process technologies employed by us have not required the highly capital-intensive facilities needed by certain advanced microprocessor, memory or CMOS ASIC suppliers. In addition, we have obtained access to other advanced CMOS and SiGe BiCMOS processes through foundry relationships. The SiGe BiCMOS process results in products which process data at a faster rate than products manufactured by the use of pure CMOS processes, and use less power than products manufactured by the use of non-CMOS processes. These advantages make the SiGe BiCMOS process uniquely suited for our physical layer and Physical Media Dependent products. We believe that through the use of internal and external process technologies, we are able to provide an optimal mix of cost and performance for the targeted application.


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

Research and Development

   Our research and development expertise and efforts are focused on the development of high-performance digital and mixed-signal ASSPs for fiber optic communications applications. We also develop, design and test methodologies that are optimized for these applications. We have, and continue to make, significant investments in advanced CAD tools to leverage our design engineering staff, reduce design cycle time and increase first-time design correctness. AMCC's research and development expenses in fiscal years 1998, 1999 and 2000 were $13.3 million, $22.5 million and $32.8 million, respectively, which were 17.3%, 21.4% and 19.0%, respectively, of revenues for such periods.

Manufacturing

 Wafer Fabrication

   We manufacture certain of our products at our four-inch wafer fabrication facility in San Diego, California. We believe that our wafer fabrication facility has competitive yields, cycle times and costs, produces large die at acceptable yields and provides operational flexibility by permitting the production of multiple products in variable lot sizes. We are currently running several different bipolar and BiCMOS processes in this facility.

   In addition, AMCC currently utilizes four outside foundries, AMI Semiconductor (AMI), IBM, Kawasaki CSI Japan (Kawasaki) and Taiwan Semiconductor Manufacturing Corporation (TSMC) for the production of products designed on CMOS processes, and we are utilizing IBM for SiGe BiCMOS processes. We do not plan to fabricate our own CMOS wafers.

 Components and Raw Materials

   We purchase all of our "raw" silicon wafers from Wacker Siltronic Corporation. While most silicon wafers now being supplied to the semiconductor industry are larger than four inches, we believe that Wacker Siltronic will continue to supply our needs for the foreseeable future. We also carry a significant inventory of raw wafers to cushion any interruption in supply. We purchase our ceramic packages from Kyocera America and NTK Ceramics and our plastic packaging from Amkor and ASAT. See "Risk Factors."

 Assembly and Test

   We assemble prototypes and modest production volumes of specific products in our internal assembly facility in San Diego, California. Most of our production assembly, however, is performed by multiple assembly subcontractors located in the Far East, Europe and the United States. Following assembly, the packaged units are returned to us for burn-in (in some cases), final testing and marking prior to shipment to customers. From time to time, some testing is performed by subcontractors.

Sales and Marketing

   We sell our products principally through a direct sales organization consisting of a network of independent manufacturers' representatives in specified territories that work under the direction of our direct sales force and distributors.

   The direct sales force is technically trained and is supported by applications engineers in the field as well as applications and design engineers at our headquarters. We believe that this "engineering-intensive" relationship with our customers results in strong, long-term customer relationships beneficial to both us and our customers. We augment this strategic account sales approach with domestic and foreign distributors, which service primarily smaller accounts purchasing ASSPs.


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

   In North America, our direct sales effort are supported by 18 independent manufacturers' representatives and one distributor. Internationally, we sell our products through 11 distributors and 2 independent manufacturers' representatives in Europe and 8 distributors throughout the rest of the world. During the years ended March 31, 1998, 1999 and 2000, 21%, 20% and 38%, respectively, of net revenues were from Nortel and its contract manufacturers. In 1998, 1999 and 2000, purchases through Insight Electronics, our domestic distributor, accounted for 11%, 13% and 17% of net revenues, respectively. Additionally, in 1999, Raytheon Systems Co. accounted for 16% of net revenues. No other customer accounted for more than 10% of revenues in any period. In fiscal 1998, 1999 and 2000, approximately 23%, 24% and 23% of our revenues were derived from sales to customers located outside of North America.

   Our sales headquarters is located in San Diego, California. We maintain sales offices in Andover, Massachusetts; Raleigh, North Carolina; Plano, Texas; San Jose, California; Munich, Germany; Milan, Italy; Tokyo, Japan; and Paris, France.

Backlog

   Our sales are made primarily pursuant to standard purchase orders for the delivery of products. Quantities of our products to be delivered and delivery schedules are frequently revised to reflect changes in customers' needs, and customer orders generally can be canceled or rescheduled without significant penalty to the customer. For these reasons, our backlog as of any particular date is not representative of actual sales for any succeeding period, and we therefore believe that backlog is not a good indicator of future revenue. Our backlog for products requested to be shipped and non-recurring engineering services to be completed in the next six months was $86.1 million on March 31, 2000, compared to $38.2 million on March 31, 1999. See "Risk Factors."

Proprietary Rights

   We rely in part on patents to protect our intellectual property. We have been issued 23 patents in the United States and one patent in Canada, which patents principally cover certain aspects of the design and architecture of our IC products. In addition, we have 35 patent applications pending in the United States Patent and Trademark Office. There can be no assurance that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties or that if challenged, will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products or processes, duplicate our products or processes or design around any patents that may be issued to us.

   To protect our intellectual property, we also rely on a combination of mask work protection under the Federal Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements. A mask work refers to the intangible information content of the set of masks or mask databases used to make a semiconductor chip product. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. A failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and operating results.

   As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We in the past have been, and in the future may be, notified that we may be infringing the intellectual property rights of third parties. We have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such

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

assertions, if proven to be true, will not materially adversely affect our business, financial condition or operating results. In the event of any adverse ruling in any such matter, we could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third-party claiming infringement. There can be no assurance, however, that a license would be available on reasonable terms or at all. Any limitations on our ability to market our products, any delays and costs associated with redesigning our products or payments of license fees to third parties or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and operating results. See "Risk Factors."

Environmental Matters

   We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines on us, the suspension of production or a cessation of operations. In addition, such regulations could restrict our ability to expand our facility at its present location or construct or operate our planned wafer fabrication facility or could require us to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. In this regard, since 1993, we have been named as a potentially responsible party (PRP) along with a large number of other companies that used Omega Chemical Corporation (Omega) in Whittier, California to handle and dispose of certain hazardous waste material. We are a member of a large group of PRPs that has agreed to fund certain remediation efforts at the Omega site, which efforts are ongoing. To date, our payment obligations with respect to such funding efforts have not been material, and we believe that our future obligations to fund such efforts will not have a material adverse effect on our business, financial condition or operating results. Although we believe that we are currently in material compliance with applicable environmental laws and regulations, there can be no assurance that we are or will be in material compliance with such laws or regulations or that our future obligations to fund any remediation efforts, including those at the Omega site, will not have a material adverse effect on our business, financial condition or operating results. See "Risk Factors."

Employees

   As of March 31, 2000, we had 477 full-time employees: 45 in administration, 156 in engineering and product development, 195 in operations and 81 in marketing and sales. Our ability to attract and retain qualified personnel is essential to its continued success. None of our employees is represented by a collective bargaining agreement, nor have we ever experienced any work stoppage. We believe our employee relations are good. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product and process development programs or otherwise have a material adverse effect on our business, financial condition, and operating results.

Properties

   Our executive offices, marketing and engineering functions are located in San Diego, California in a 90,000 square foot building that is leased under a lease that expires in 2007. In addition we have secured a long-term lease for a 60,000 square foot building beginning in October 2000, which when occupied, will serve as our principal engineering headquarters. Our manufacturing facilities are located in a 21,000 square foot building in San Diego. We lease the facility under a lease that expires in 2003, but provides us with an option to extend the lease for one additional five year period. In May 1999, we acquired a parcel of land as a site for a potential new wafer fabrication facility. This parcel of land is located approximately one-quarter mile from our headquarters in San Diego, California. The land currently does not have any improvements, and there are no current plans to commence building on the land.


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

   We lease additional space for sales offices and design centers in Andover, Massachusetts; Raleigh, North Carolina; Plano, Texas; San Jose, California; Edina, Minnesota; Munich, Germany; Milan, Italy; Tokyo, Japan and Paris, France. Through acquisitions completed subsequent to March 31, 2000, we also have office space in Kanata, Canada, and Irvine, California.

Legal Proceedings

   From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus/consent solicitation statement, we are not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

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

AMCC MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion should be read in conjunction with AMCC's consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus/consent solicitation statement. This discussion contains forward-looking statements that involve risks and uncertainties. AMCC's actual results could differ materially from the results contemplated by these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus/consent solicitation statement, particularly under the heading "Risk Factors."

Results of Operations

Comparison of the Three and Nine Months Ended December 31, 1998 to the Three and Nine Months Ended December 31, 1999.

   Net Revenues. Net revenues for the three months and nine months ended December 31, 1999 were $45.8 million and $115.3 million representing increases of 70% and 51%, respectively, over net revenues of $27.0 million and $76.3 million for the three months and nine months ended December 31, 1998, respectively. Revenues from sales of communications products increased to 83% and 79% of net revenues for the three months and nine months ended December 31, 1999, respectively, from 55% and 53% of net revenues for the three months and nine months ended December 31, 1998, respectively. This increase reflects both unit growth in shipments of existing products, as well as the introduction of new products for these markets. Revenues from sales of non-communications products, consisting of the ATE, high-speed computing and military products, decreased to 17% and 21% of net revenues during the three months and nine months ended December 31, 1999, respectively, from 45% and 47% of net revenues for the three months and nine months ended December 31, 1998, respectively. Sales to Nortel, including its contract manufacturers, accounted for 40% and 36% of net revenues for the three months and nine months ended December 31, 1999, respectively, as compared to 20% and 18% for the three months and nine months ended December 31, 1998, respectively. Sales to Insight Electronics, Inc., our domestic distributor, accounted for 16% and 15% of net revenues for the three months and nine months ended December 31, 1999, respectively compared to 17% and 13% in the three months and nine months ended December 31, 1998, respectively. Sales to Raytheon Systems Co. (including shipments of $1.0 million and $4.8 million for the three months and nine months ended
December 31, 1999 relating to the partial fulfillment of an end-of-life order) accounted for 2% and 4% of net revenues for the three months and nine months ended December 31, 1999, respectively, compared to 14% and 13% for the three months and nine months ended December 31, 1998. Sales outside of North America accounted for 27% and 25% of net revenues for the three months and nine months ended December 31, 1999 respectively, as compared to 21% and 25% for the three months and nine months ended December 31, 1998, respectively.

   Gross Margin. Gross margin was 71.1% and 69.8% for the three months and nine months ended December 31, 1999, respectively, as compared to 64.2% and 62.7% for the three months and nine months ended December 31, 1998, respectively. The increase in gross margin resulted from the increased utilization of our wafer fabrication facility. Our gross margin is primarily impacted by factory utilization, wafer yields, product mix and the timing of depreciation expense and other costs associated with expanding our manufacturing capacity. Although we do not expect our gross margin to continue to increase at the rates reflected above, our strategy is to maximize factory utilization whenever possible, maintain or improve our manufacturing yields, and focus on the development and sale of high-performance products that can have higher gross margins. There can be no assurance, however, that we will be successful in achieving these objectives or that the trend of increasing gross margins will continue. In addition, these factors can vary significantly from quarter to quarter, which would likely result in fluctuations in quarterly gross margin and net income.


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

   Research and Development. Research and development (R&D) expenses increased to $8.3 million, or 18.1% of net revenues, and increased to $21.8 million, or 18.9% of net revenues for the three months and nine months ended December 31, 1999, respectively from $5.8 million, or 21.7% of net revenues, and from $16.2 million, or 21.2% of net revenues for the three months and nine months ended December 31, 1998, respectively. The increase in R&D expenses was due to accelerated new product and process development efforts, an increase in personnel costs as a result of additional R&D personnel and an increase in engineering hardware and software expenses. We believe that a continued commitment to R&D is vital to maintain a leadership position with innovative communications products. Accordingly, we expect R&D expenses to increase in absolute dollars in the future. Currently, R&D expenses are primarily focused on the development of products and processes for the communications market, and we expect to continue this focus.

   Selling, General and Administrative. Selling, general and administrative (SG&A) expenses were $7.1 million or 15.4% of net revenues and $19.2 million or 16.6% of net revenues, for the three months and nine months ended December 31, 1999, respectively compared to $4.6 million or 17.0% of net revenues and $13.0 million or 17.1% of net revenues, for the three months and nine months ended December 31, 1998, respectively. The increase in SG&A expenses in absolute dollars for the three months and nine months ended December 31, 1999, primarily reflected increased compensation and travel costs related to additional sales and administrative personnel, increases in legal and accounting costs and increases in product promotion expenses. We expect SG&A expenses to increase in the future due principally to additional staffing in AMCC's sales and marketing departments, as well as increased spending on information technology and increased product promotion expenses.

   Operating Margin. Our operating margin increased to 37.6% and 34.2% of net revenues for the three months and nine months ended December 31, 1999, respectively, compared to 25.5% and 24.4% for the three months and nine months ended December 31, 1998, respectively, principally as a result of the increase in gross margin and the decrease in the R&D and SG&A expenses as a percentage of revenue.

   Interest Income, net. Interest income, net increased to $1.2 million for the three months ended December 31, 1999 from $883,000 for the three months ended December 31, 1998 and increased to $3.1 million for the nine months ended December 31, 1999 from $2.6 million for the nine months ended December 31, 1998. This increase was due principally to higher interest income from larger cash and short-term investment balances.

   Income Taxes. Our estimated annual effective tax rate used for the nine months ended December 31, 1999 was 34.3%, compared to an effective tax rate of 35.1% for the nine months ended December 31, 1998. This decrease in our estimated effective tax rate is a result of a decrease in our estimated effective state tax rate and the utilization of certain tax credits.

   Deferred Compensation. In connection with the grant of certain stock options to employees during the six months ended September 30, 1997, we recorded aggregate deferred compensation of $599,000, representing the difference between the deemed fair value of the common stock at the date of grant for accounting purposes and the option exercise price of such options. Additionally, during the year ended March 31, 1999, we recorded deferred compensation of $2.5 million related to restricted stock and options granted to founders and employees of Cimaron. Such amounts are presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options. Amortization of deferred compensation recorded for the three months and nine months ended December 31, 1999 was $154,000 and $462,000; respectively compared to $72,000 and $193,000 for the three months and nine months ended December 31, 1998. We currently expect to record amortization of deferred compensation with respect to these restricted stock and option grants of approximately $611,000, $521,000, $412,000, $330,000 and $180,000 during the fiscal years ending March 31, 2000, 2001, 2002, 2003 and 2004, respectively.

   Backlog. Our sales are made primarily pursuant to standard purchase orders for the delivery of products. Quantities of the our products to be delivered and delivery schedules are frequently revised to reflect changes in

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

customer needs, and customer orders can be canceled or rescheduled without significant penalty to the customer. For these reasons, the backlog as of any particular date is not representative of actual sales for any succeeding period, and therefore we believe that backlog is not a good indicator of future revenue. Our backlog for products requested to be shipped and nonrecurring engineering services to be completed in the next six months was $62.1 million on December 31, 1999, compared to $38.3 million on December 31, 1998. Included in backlog at December 31, 1999 is $4.4 million remaining on the Raytheon Systems Co. end-of-life buy for integrated circuits used in its high-speed radar systems.

Comparison of the Year Ended March 31, 1999 to the Year Ended March 31, 1998

   Net Revenues. Net revenues for the year ended March 31, 1999 were approximately $105.0 million, representing an increase of 37% over net revenues of approximately $76.6 million for the year ended March 31, 1998. Revenues from sales of communications products increased 56% in the year ended March 31, 1999 from $36.6 million or 48% of net revenues for the year ended March 31, 1998 to $57.3 million or 55% of net revenues for the year ended March 31, 1999, reflecting unit growth in shipments of existing products, as well as the introduction of new products for these markets. Revenues from sales of non-communications products to other markets, consisting of the ATE, high-speed computing and military markets, decreased from 52% of net revenues for the year ended March 31, 1998, to 45% of net revenues for the year ended March 31, 1999, although revenues from sales of these non-communications products increased in absolute dollars. The increase in absolute dollars in revenues attributed to these non-communications products was primarily due to $10.0 million of shipments in the year ended March 31, 1999, relating to the partial fulfillment of an end-of-life order from Raytheon Systems Co. Total sales to Raytheon Systems Co. accounted for 16% of net revenues in the year ended March 31, 1999 and were less than 10% of net revenues in the year ended March 31, 1998. Sales to Nortel accounted for 20% and 21% of net revenues for the years ended March 31, 1999 and 1998, respectively. In the years ended March 31, 1999 and 1998, Insight Electronics, Inc., our domestic distributor, accounted for 13% or 11% of net revenues, respectively. Sales outside of North America accounted for 24% and 23% of net revenues for the years ended March 31, 1999 and 1998, respectively.

   Gross Margin. Gross margin was 63.9% for the year ended March 31, 1999, as compared to 55.2% for the year ended March 31, 1998. The increase in gross margin resulted from increased utilization of our wafer fabrication facility.

   Research and Development. R&D expenses increased 69% to approximately $22.5 million, or 21.4% of revenues, for the year ended March 31, 1999, from approximately $13.3 million, or 17.3% of net revenues, for the year ended March 31, 1998. The substantial increase in R&D expenses was due to our acquisition of Cimaron, which incurred approximately $2.5 million of R&D expenses, and accelerated new product and process development efforts, including a $3.2 million increase in compensation costs, and a $3.9 million increase in prototyping and outside contractor costs.

   Selling, General and Administrative. SG&A expenses were approximately $18.3 million, or 17.5% of revenues, for the year ended March 31, 1999, as compared to approximately $14.3 million, or 18.6% of net revenues, for the year ended March 31, 1998. The increase in SG&A expenses for the year ended March 31, 1999 was primarily due to a $2.1 million increase in personnel costs, a $500,000 increase in commissions earned by third-party sales representatives, a $500,000 increase in product promotion expenses and, a $400,000 increase in legal and accounting costs. A portion of such increases was due to our acquisition of Cimaron. The decrease in SG&A expenses as a percentage of net revenues for the year ended March 31, 1999 was a result of net revenues increasing more rapidly than SG&A expenses.

   Merger-related costs. In March 1999, AMCC acquired all of the outstanding common stock and common stock equivalents of Cimaron in exchange for approximately three million shares of our common stock. The acquisition has been accounted for using the pooling-of-interests method of accounting. Costs associated with this merger of $2.3 million or $0.02 per diluted share were expensed in the quarter ended March 31, 1999.

   Operating Margin. Our operating margin increased to 22.8% of net revenues for the year ended March 31, 1999, compared to 19.3% for the year ended March 31, 1998, principally as a result of the increase in gross margin and decrease in SG&A expenses as a percentage of net revenues, partially offset by the increase in R&D expenses as a percentage of net revenues.

   Net Interest Income. Net interest income increased to $3.5 million for the year ended March 31, 1999 compared to $871,000 for the year ended March 31, 1998. This increase was due principally to higher interest income from larger cash and short-term investment balances generated from operations and the proceeds from our public offerings completed during the second half of the year ended March 31, 1998.

   Income Taxes. AMCC's annual effective tax rate for the year ended March 31, 1999, which approximated statutory rates, was 37.4%, compared to an effective tax rate of 2.6% for the year ended March 31, 1998. The effective tax rate for the year ended March 31, 1998 was decreased from statutory rates due to the reduction of a valuation allowance recorded against deferred tax assets for net operating loss carryforwards and credits.

   Diluted Earnings Per Share. Diluted earnings per share decreased 16% to $0.16 in the year ended March 31, 1999, compared to $0.19 for the year ended March 31, 1998. The decrease reflects the merger related costs of 2.3 million, the increase in the effective tax rate, and the greater number of shares outstanding due in part to the Cimaron acquisition, offset in part by the increase in operating income in fiscal 1999.


   Backlog. AMCC's backlog for products requested to be shipped and non-recurring engineering services to be completed in the six months following March 31, 1999 was $38.2 million on March 31, 1999, compared to $30.1 million on March 31, 1998. Included in backlog at March 31, 1999 is the $9.3 million balance of an order received from Raytheon Systems Co. related to an end-of-life buy for integrated circuits used in its high speed radar systems.

Comparison of the Year Ended March 31, 1998 to the Year Ended March 31, 1997

   Net Revenues. Net revenues for the year ended March 31, 1998 were approximately $76.6 million, representing an increase of 33% over net revenues of approximately $57.5 million for the year ended March 31, 1997. Revenues from sales of communications products increased from 44% of net revenues for the year ended March 31, 1997 to 48% of net revenues for the year ended March 31, 1998, reflecting unit growth in shipments of existing products, as well as the introduction of new products for these markets. Revenues from sales of non-communications products to other markets, consisting of the ATE, high-speed computing and military markets, decreased from 56% of net revenues for the year ended March 31, 1997, to 52% of net revenues for the year ended March 31, 1998, although revenues from sales of these non-communications products increased in absolute dollars. The increase in absolute dollars in revenues attributed to these non-communications products was primarily due to an increase in shipments of PCI bus products for high-speed computing applications and to increased shipments of products to the ATE market. Sales to Nortel accounted for 21% and 20% of net revenues for the years ended March 31, 1998 and 1997, respectively. In the year ended March 31, 1998, one other customer, Insight Electronics, Inc., our domestic distributor, accounted for 11% of net revenues. Sales outside of North America accounted for 23% and 21% of net revenues for the years ended March 31, 1998 and 1997, respectively.

   Gross Margin. Gross margin was 55.2% for the year ended March 31, 1998, as compared to 47.7% for the year ended March 31, 1997. The significant increase in gross margin primarily resulted from increased utilization of our wafer fabrication facility, as well as a $1.1 million improvement in manufacturing yields.

   Research and Development. R&D expenses increased 69% to approximately $13.3 million, or 17.3% of net revenues, for the year ended March 31, 1998, from approximately $7.9 million, or 13.7% of net revenues, for the year ended March 31, 1997. The increase in R&D expenses was due to accelerated new product and process development efforts including a $3.4 million increase in compensation costs, and a $1.6 million increase in prototyping and outside contractor costs.

   Selling, General and Administrative. SG&A expenses were approximately $14.3 million, or 18.6% of net revenues, for the year ended March 31, 1998, as compared to approximately $12.5 million, or 21.8% of net revenues, for the year ended March 31, 1997. The increase in SG&A expenses for the year ended March 31, 1998 was primarily due to a $700,000 increase in compensation costs and a $600,000 increase in commissions earned by third-party sales representatives. The decrease in SG&A expenses as a percentage of net revenues for the year ended March 31, 1998 was a result of net revenues increasing more rapidly than SG&A expenses.

   Operating Margin. Our operating margin increased to 19.3% of net revenues for the year ended March 31, 1998, compared to 12.2% for the year ended March 31, 1997, principally as a result of the increase in gross margin and decrease in SG&A expenses as a percentage of net revenues, partially offset by the increase in R&D expenses as a percentage of net revenues.

   Net Interest Income. Net interest income increased to $871,000 for the year ended March 31, 1998 from a net interest expense of $29,000 for the year ended March 31, 1997. This increase was due principally to a $600,000 increase in interest income resulting from larger cash and short-term investment balances generated by the proceeds from our public offerings completed during the year ended March 31, 1998, as well as a $300,000 decrease in interest expense associated with outstanding capital lease and debt obligations.

   Income Taxes. AMCC's annual effective tax rate for the year ended March 31, 1998 was 2.6%. This was due primarily to the reduction of a valuation allowance recorded against deferred tax assets for net operating loss carryforwards and credits in the prior two years. This reduction results from sufficient levels of income for fiscal 1998, which made the realization of these deferred tax assets more likely than not. The effective tax rate of 9.5% for the year ended March 31, 1997 was attributable primarily to alternative minimum taxes AMT.

   Diluted Earnings Per Share. Diluted earnings per share increased 111% to $0.19 in the year ended March 31, 1998, compared to $0.09 for the year ended March 31, 1997.

Liquidity and Capital Resources

   Our principal source of liquidity as of December 31, 1999 consisted of $115.3 million in cash, cash equivalents and short-term investments. Working capital as of December 31, 1999 was $128.9 million, compared to $103.6 million as of March 31, 1999. This increase in working capital was primarily due to net cash provided by operating activities, partially offset by the purchase of property and equipment.

   For the nine months ended December 31, 1999, net cash provided by operating activities was $41.6 million. Net cash provided by operating activities for the nine months ended December 31, 1999 primarily reflected net income before depreciation and amortization expense and increases in accounts payable, other accrued liabilities and deferred revenue. For the years ended March 31, 1999, 1998 and 1997, net cash provided by operating activities was $22.0 million, $16.9 million and $11.7 million, respectively. Net cash provided by operating activities in fiscal 1999 primarily reflected net income before depreciation and amortization expense plus increased accrued liabilities less increases in accounts receivable and inventories. Net cash provided by operating activities in fiscal 1998 primarily reflected net income before depreciation and amortization expense plus increases in accounts payable and accrued liabilities less increases in accounts receivable and deferred income taxes. Net cash provided by operating activities in fiscal 1997 primarily reflected net income before depreciation and amortization expense.

   Capital expenditures totaled $16.7 million for the nine months ended December 31, 1999 and included the payment of $3.7 million to complete the purchase of land under a contract entered into in June 1998. Capital expenditures and the purchase of other assets totaled $16.5 million, $11.6 million and $4.1 million for the years ended March 31, 1999, 1998 and 1997, respectively, of which $6.7 million, $3.6 million and $1.2 million for the years ended March 31, 1999, 1998 and 1997, respectively, were financed using debt or capital leases.

   We are exploring alternatives for the expansion of our manufacturing capacity, which would likely occur after fiscal year 2001, including further expansion of our current wafer fabrication facility, building a new wafer fabrication facility, purchasing a wafer fabrication facility, and/or entering into strategic relationships to obtain additional capacity. Any of these alternatives could require a significant investment by us and there can be no assurance that any of the alternatives for expansion of our manufacturing capacity will be available on a timely basis or at all.

   In January 2000, we completed the public offering of approximately 12 million shares of common stock raising net proceeds of approximately $815 million. We intend to use the proceeds of the offering for working capital and for general corporate purposes. In addition, we may use a portion of the proceeds to acquire businesses or technologies.

   We believe that our available cash, cash equivalents and short-term investments, and cash generated from operations, will be sufficient to meet our capital requirements for the next 12 months, although we could elect or could be required to seek to raise additional capital during such period. There can be no assurance that such additional debt or equity financing will be available on commercially reasonable terms or at all.

Quantitative and Qualitative Disclosure About Market Risk

   At December 31, 1999, our investment portfolio includes fixed-income securities of $92.5 million. These securities are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of our investment portfolio, an immediate 100 basis point increase in interest rates would have no material impact on our financial condition or results of operations.

   We generally conduct business, including sales to foreign customers, in U.S. dollars and as a result, have limited foreign currency exchange rate risk. The effect of an immediate 10% change in foreign exchange rates would not have a material impact on our financial condition or results of operations.

                        AMCC MANAGEMENT AFTER THE MERGER

Executive Officers and Directors

   The following table sets forth the names of the members of the board of directors and executive officers of AMCC, their ages and the positions held by them with AMCC as of March 31, 2000. There will be no changes in our board of directors upon the completion of the merger.

   Name                          Age                  Position
   ----                          ---                  --------
   David M. Rickey.............  44  President, Chief Executive Officer and
                                      Director

   William E. Bendush..........  51  Vice President, Finance and
                                      Administration, and Chief Financial
                                      Officer and Secretary

   Kenneth L. Clark............  51  Vice President, Operations

   Candace H. Kilburn..........  46  Vice President, Human Resources

   Brent E. Little.............  36  Vice President, Marketing

   Gary D. Martin..............  48  Chief Technical Officer, Digital Products

   Stephen M. Smith............  41  Vice President, Business Development

   Ramakrishna R. Sudireddy....  33  Vice President, Digital Products

   Thomas L. Tullie............  35  Vice President, Sales

   Gregory A. Winner...........  44  Vice President, Engineering

   Roger A. Smullen, Sr.(1)....  64  Chairman of the Board of Directors

   William K. Bowes, Jr.(1)....  73  Director

   R. Clive Ghest(2)...........  62  Director

   Franklin P. Johnson,          71
    Jr.(1).....................      Director

   S. Atiq Raza................  50  Director

   Arthur B. Stabenow(2).......  61  Director

   Harvey P. White(2)..........  66  Director

--------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

   There are no family relationships among any of the directors or executive officers of AMCC.

   David M. Rickey has served as President, Chief Executive Officer and Director since February 1996. From August 1993 to May 1995, Mr. Rickey served as AMCC's Vice President of Operations. From May 1995 to February 1996, Mr. Rickey served as Vice President of Operations at NexGen, a semiconductor company. Previously, Mr. Rickey spent more than eight years with Nortel, a telecommunications manufacturer, where he led the wafer fabrication engineering and manufacturing operations in both Ottawa, Canada and San Diego, California. Mr. Rickey has earned B.S. degrees from both Marietta College (summa cum laude) and Columbia University. In addition, Mr. Rickey received an M.S. in Materials Science and Engineering from Stanford University.

   William E. Bendush has served as the Vice President, Finance and Administration, Chief Financial Officer and Secretary of AMCC since April 1999, and upon completion of the merger, Mr. Bendush will become the Director, Chief Executive Officer, Chief Financial Officer and Secretary of YuniNetworks. Mr. Bendush came to AMCC from Silicon Systems Inc., where he served as Senior Vice President and Chief Financial Officer from September 1986 to April 1999. Prior to joining Silicon Systems Inc., Mr. Bendush held various financial management positions at AM International, Gulf + Western Industries and Gould Inc. Mr. Bendush received a B.A. from Northern Illinois University.

   Kenneth L. Clark joined AMCC in November 1997 as Vice President, Operations. Prior to joining AMCC, Mr. Clark worked at Integrated Device Technology, Inc., a semiconductor company, from February 1995 to October 1997, where he served as Director, Fab Operations. From 1990 to 1995, Mr. Clark served in various senior management positions including Director, Fab Operations at Silicon Systems, Inc., a semiconductor company. From 1987 to 1990, Mr. Clark served as Director, Fab Operations at National Semiconductor Corp. Mr. Clark has also held manufacturing and engineering management positions at Cypress Semiconductor Corp., Zymos, Inc., Micron Technology and American Microsystems, Inc. Mr. Clark holds a B.S. in Physics from the University of Washington.

   Candace H. Kilburn joined AMCC in 1996 with over 19 years human resources management experience. Prior to joining AMCC, Ms. Kilburn served as Director of Human Resources with Buck Knives Inc. from 1990 to 1996 where she was responsible for international human resources. She has also held positions at Handyman Corporation and Rohr Industries. Ms. Kilburn earned a B.S. in Business Administration from the United States International University, and an M.B.A. from Chapman University. She is designated as a Senior Professional in Human Resources, a Certified Employee Benefits Specialist, and has two certificates in Human Resources Management.

   Brent E. Little joined AMCC in 1991. Prior to his current position as Vice President of Marketing, he held several marketing management positions with AMCC as the Director of Strategic Marketing, and Director of Marketing for ASIC products. Prior to joining AMCC, he worked as the Business Development Manager for Analysis and Technology, Inc., and worked with the U.S. Navy as a Project Engineer. Mr. Little earned a B.S. in Electrical Engineering from the University of California, Santa Barbara.

   Gary D. Martin joined AMCC in March 1999 when AMCC acquired Cimaron Communications. Before co-founding Cimaron in January 1998, Dr. Martin was a design consultant, performing ASIC design services for Lucent Technologies, ATI and Siltek. From 1995 to 1997, he was Vice President of Engineering and Chief Technical Officer at ATI. Dr. Martin was employed by AT&T Bell Laboratories from 1978 to 1995. During that time, he contributed to more than 20 ASIC designs in SONET, ATM, PDH and error correction. Between 1987 and 1995, he was Technical Manager for the SONET/ATM ASIC design group, and for the high-speed modem design group. Dr. Martin contributed to the architecture and design of AT&T's original SONET chip set, which was eventually used successfully in a number of AT&T SONET products. From 1978 to 1987, as a Member of Technical Staff, Dr. Martin was a system engineer and a digital design engineer. Dr. Martin holds a master's degree and a doctorate in Electrical Engineering from Stanford University, and bachelor's and master's degrees in Mechanical Engineering from Oklahoma State University.

   Stephen M. Smith joined AMCC as Vice President, Business Development in October 1999. From May 1998 to October 1999 Mr. Smith worked at ST Microelectronics, a semiconductor company, as the Director of the Micro-Fluidics Business Unit located in San Diego, California. Additionally, Mr. Smith worked for STM from January 1993 until May 1997 as the Director of Finance, Region Americas located in Carrollton, Texas. From May 1997 to May 1998 Mr. Smith served as Vice President Finance for Vixel Corporation, a Fibre Channel company. Previously, Mr. Smith spent 8 years with Nortel where he led the finance teams in both Ottawa, Canada and San Diego, California. Mr. Smith also worked in various finance positions with Motorola from 1982 to 1985. Mr. Smith holds a B.S. degree from Arizona State University.

   Ramakrishna R. Sudireddy joined AMCC in March 1999 when AMCC acquired Cimaron Communications. Before co-founding Cimaron in January 1998, Mr. Sudireddy founded Siltek Corporation in 1996, and served as its Vice President of Research and Development until 1997. Siltek provided ATM and SONET design services for such companies as Lucent Technologies, SGS Thomson, and Sun Microsystems. From 1991 to 1996, Mr. Sudireddy was a Member of Technical Staff at AT&T Bell Laboratories. While at Bell Labs, he was the chief architect and lead designer for a number of highly complex ASICs. These ASICs generally had hundreds of thousands of gates, and operated at speeds as high as 622 MHz. Mr. Sudireddy gained prominence for developing these ASICs more efficiently (with as many as 30% fewer gates) and more quickly than conventional methods within Bell Labs. Mr. Sudireddy has a master's degree in Computer Engineering from the University of Massachusetts at Lowell, and a bachelor's degree in Electrical Engineering from Nagarjuna University in Guntur, India.

   Thomas L. Tullie joined AMCC as Vice President, Sales in August 1996. Prior to joining AMCC, from 1989 to 1996 Mr. Tullie held several strategic sales management positions, most recently as Director of East Coast Sales, at S-MOS Systems, a semiconductor company. Prior to joining S-MOS Systems, Mr. Tullie was a designer in the workstations group of Digital Equipment Corporation. Mr. Tullie earned a B.S. from the University of Massachusetts and an M.B.A. from Clark University.

   Gregory A. Winner joined AMCC in November 1999. Mr. Winner came to AMCC from Silicon Systems, Inc., where he was responsible for the advanced development of integrated circuit products as their vice president of Product Development from September 1982 to November 1999. Prior to that, he held various engineering positions at Memorex, IBM and General Dynamics. Mr. Winner holds an M.S.E.E. from Stanford University and a B.S.E.E degree from the University of California, Los Angeles.

   Roger A. Smullen, Sr. has served as the Chairman of AMCC's Board of Directors since October 1982. Mr. Smullen has served as Acting Vice President, Operations of the Company from August 1997 through October 1997. From April 1983 until April 1987, Mr. Smullen served as the Company's Chief Executive Officer. Previously, he was senior vice president of operations of Intersil, Inc.'s semiconductor division. In 1967, Mr. Smullen co-founded National Semiconductor. Prior to that, he was director of integrated circuits at Fairchild Semiconductor. Mr. Smullen is currently a director of Micro Linear Corporation, a manufacturer of integrated circuits. He holds a B.S. in Mechanical Engineering from the University of Minnesota.

   William K. Bowes, Jr. has served as a director of AMCC since April 1980. He has been a general partner of U.S. Venture Partners, a venture capital investment entity, since July 1981. Mr. Bowes serves as a director of Amgen, Inc., XOMA Corporation, Lynx Therapeutics, Inc. and one privately-held U.S. Venture Partners portfolio company. Mr. Bowes holds a B.A. from Stanford University and an M.B.A. from Harvard Business School.

   R. Clive Ghest has served as a director of AMCC since July 1997. Since January 1997, Mr. Ghest has been a principal of Ghest Associates Consulting. Mr. Ghest was the Vice President of Business Development at Advanced Micro Devices Inc. from February 1986 to December 1996. He has more than 35 years of experience in various capacities in the computer, communications and semiconductor industries. Mr. Ghest holds an M.S.E.E. from the University of Santa Clara and an Hons. B.Sc. from the University of London.

   Franklin P. Johnson, Jr. has served as a director of AMCC since April 1980. He is the general partner of Asset Management Partners, a venture capital limited partnership. Mr. Johnson has been a private venture capital investor for more than five years. Mr. Johnson is a director of Amgen, Inc. and IDEC Pharmaceuticals Corporation. Mr. Johnson holds a B.S. from Stanford University and an M.B.A. from Harvard Business School.

   S. Atiq Raza has served as a Director of AMCC since September 1999. Mr. Raza is President and CEO of Raza Foundries, Inc., a company that builds and operates broadband networking and communications companies which he founded in October 1999. Mr. Raza was the President and Chief Operating Officer of Advanced Micro Devices from January 1996 to March 1999. From October 1988 to January 1996 he was with NexGen, Inc. where he held the positions of Chairman, Chief Executive Officer and President. Prior to joining NexGen, Mr. Raza spent 15 years in various engineering and management positions including Vice President Technology Centers at VLSI Technology Inc. Mr. Raza holds a bachelor's degree from the University of London, and a master's degree from Stanford University. He also serves on the board of directors of Procket Networks, Inc., Nishan Systems and Mellanox Technologies, Ltd.

   Arthur B. Stabenow has served as a director of AMCC since July 1988. Mr. Stabenow was Chairman, President and Chief Executive Officer of Micro Linear Corporation, a manufacturer of integrated circuits, from April 1986 until his retirement in January 1999. Mr. Stabenow has over 35 years of experience in the semiconductor industry. From January 1979 to March 1986, he was employed as a vice president and general manager at National Semiconductor Corporation. Mr. Stabenow is currently a director of Zoran, Inc. and Micro Linear Corporation. Mr. Stabenow holds an M.B.A. from the University of New Haven.

   Harvey P. White has served as a director of AMCC since April 1999. Since January 1999, Mr. White has been the President and CEO of Leap Wireless International. Mr. White is one of the founders of Qualcomm and served as President from May 1992 through June 1998. Prior to May 1992, he served as Executive Vice President and Chief Operating Officer and was a Director of Qualcomm since it began operations in July 1985 until September 1998. Mr. White holds a bachelor's degree in economics from Marshall University.

Director Compensation

   Nonemployee directors of AMCC receive a $12,000 annual fee and fees of $500 per meeting attended. Directors are also reimbursed for customary and usual travel expenses incurred in connection with attendance at meetings of AMCC's Board of Directors.

   AMCC's 1997 Directors' Stock Option Plan (Directors Plan) provides that each person who becomes a nonemployee director of AMCC will be granted (on the date on which the optionee first becomes a nonemployee director of AMCC) a nonstatutory stock option to purchase 50,000 shares of AMCC common stock. Thereafter, on April 1 of each year (starting in 2000) for nonemployee directors who were serving as of the date of the closing of the initial public offering, which was declared effective on November 24, 1997, each nonemployee director will be granted an option to purchase 50,000 shares of AMCC common stock if on such date, he or she has served on the AMCC's Board of Directors for at least six months.

   In fiscal 2000, without taking into account the stock splits effected in September 1999 and March 2000, Mr. White received an automatic grant of 12,500 shares at an exercise price of $49.1252 upon his appointment as a director in April 1999. As adjusted for the stock split in September 1999, Mr. Raza received an automatic grant of 25,000 shares at an exercise price of $54.375 upon his appointment as a Director in September 1999. These options vest over a twelve-month period.

   AMCC has agreed to indemnify each director and officer against certain claims and expenses for which the director might be held liable in connection with past or future services to AMCC and its subsidiaries. In addition, AMCC maintains an insurance policy insuring it officers and directors against such liabilities.

Executive Compensation

                           Summary Compensation Table

   The following table shows the compensation earned by (a) the individual who served as AMCC's Chief Executive Officer during the fiscal year ended March 31, 2000, (b) the four other most highly compensated individuals who served as an executive officer of AMCC during the fiscal year ended March 31, 2000; and
(c) the compensation received by each such individual for AMCC's two preceding fiscal years (collectively, the "Named Executive Officers").

                                                                         Securities
                                                           Other Annual  Underlying  All Other
                             Fiscal Salary       Bonus     Compensation   Options   Compensation
Name and Principal Position   Year  ($)(1)        ($)         ($)(2)       (#)(3)       ($)
---------------------------  ------ -------     -------    ------------  ---------- ------------
David M. Rickey............   2000  348,550     350,000(4)       --      2,640,000     3,120(5)
 President and Chief          1999  315,453     110,000(6)       --            --      3,120(5)
 Executive Officer            1998  300,014     212,900(7)       --        586,664     3,120(5)

Thomas L. Tullie...........   2000  268,473(8)   35,000(4)       --        270,000       --
 Vice President, Sales        1999  249,199(9)   25,000(6)       --            --        --
                              1998  219,556(10)  52,000(7)       --        293,332       --

William E. Bendush.........   2000  199,288(11) 100,000(4)       --        650,000       --
 Vice President and Chief     1999      --          --           --            --        --
 Financial Officer            1998      --          --           --            --        --

Kenneth L. Clark...........   2000  188,070     100,000(4)       --        270,000       --
 Vice President, Operations   1999  181,770      35,000(6)    31,385(12)       --        --
                              1998   64,211(13)  26,000(7)       --        520,000       --

Brent E. Little............   2000  163,231     100,000(4)       --        400,000       --
 Vice President, Marketing    1999  126,933      30,000(6)       --        300,000       --
                              1998  125,465      37,000(7)       --         89,328       --

--------
 (1) Includes pre-tax contributions to the AMCC 401(k) Plan.

 (2) Excludes annual compensation which, for any named executive officer, did not in aggregate exceed the lesser of $50,000 or ten percent of such named executive officer's total annual salary and bonus for that year.

 (3) Options granted in a given fiscal year may include grants based on the officer's performance in the prior fiscal year and have been adjusted to reflect the September 1999 and March 2000 two-for-one stock splits.

 (4) Includes fiscal 2000 bonus paid in May 2000 (fiscal 2001).

 (5) Includes annual premiums in the amount of $3,120 paid by AMCC on a term life insurance policy.

 (6) Includes fiscal 1999 bonus paid in April 1999 (fiscal 2000).

 (7) Includes fiscal 1998 bonus paid in April 1998 (fiscal 1999).

 (8) Includes commissions earned by Mr. Tullie in the amount of $107,521.

 (9) Includes commissions earned by Mr. Tullie in the amount of $91,714, of which $66,630 was paid to Mr. Tullie in fiscal 1999 and $25,084 was paid to Mr. Tullie in fiscal 2000.

(10) Includes commissions earned by Mr. Tullie in the amount of $71,639, of which $63,914 was paid to Mr. Tullie in fiscal 1998 and $7,725 was paid to Mr. Tullie is fiscal 1999. Also includes a referral bonus in the amount of $2,000.

(11) Includes a sign-on bonus in the amount of $25,000.

(12) Includes $27,985 paid to Mr. Clark in the form of relocation expenses and a matching contribution in the amount of $3,390 that AMCC made on Mr. Clark's behalf to the AMCC 401(k) Plan.

(13) Mr. Clark joined us in November 1997, and his annualized base salary for the fiscal year ended March 31, 1998 was $175,000.

             Employment, Severance And Change Of Control Agreements

   In January 1996, AMCC entered into a letter agreement with David M. Rickey, AMCC's President and Chief Executive Officer, in connection with the commencement of his employment. This agreement entitles Mr. Rickey to a salary of $275,000 per year and term life insurance purchased by AMCC for the benefit of Mr. Rickey's estate. Pursuant to the terms of the agreement, if AMCC enters into certain change-of-control transactions, the vesting of the options to purchase shares of AMCC's common stock granted in connection with the commencement of Mr. Rickey's employment will accelerate and become exercisable in full. In addition, the agreement provides that if AMCC is acquired and the per share value of AMCC's common stock is less than $.75 per share, AMCC will compensate Mr. Rickey for the difference between $.75 per share and the per share merger or sale price determined by AMCC's Board of Directors. The letter agreement provides that Mr. Rickey's employment is at will and terminable by AMCC or Mr. Rickey for any reason, with or without cause, and with or without notice.

   In August 1996, AMCC entered into a letter agreement with Thomas L. Tullie, AMCC's Vice President, Sales, in connection with the commencement of his employment. Pursuant to the terms of the agreement, if AMCC enters into certain change-of-control transactions, the vesting of the options to purchase shares of AMCC's common stock granted in connection with the commencement of Mr. Tullie's employment will accelerate and become exercisable in full.

   In accordance with the terms of our 1992 Stock Option Plan (1992 Plan), unless otherwise provided for a particular optionee pursuant to a separate agreement, if AMCC enters into certain change-of-control transactions, any option granted under our 1992 Plan to purchase shares of AMCC's common stock shall vest and become immediately exercisable for the number of shares that would otherwise be vested and exercisable under the terms of the option one year after the date of the change-of-control transaction. This would apply to options granted under the Plan to any of the Named Executive Officers.

                       Option Grants In Last Fiscal Year

                                       Individual Grants(1)
                         ---------------------------------------------------
                                                                              Potential Realizable
                                                                                Value at Assumed
                          Number of    Percent of Total                      Annual Rates of Stock
                         Securities    Options Granted  Exercise             Price Appreciation For
                         Underlying    to Employees in   or Base                 Option Term(2)
                           Options       Fiscal Year      Price   Expiration ----------------------
   Name                  Granted (#)        (%)(3)      ($/sh)(4)    Date      5% ($)     10% ($)
   ----                  -----------   ---------------- --------- ---------- ---------- -----------
David M. Rickey.........    640,000(5)       4.67         12.969   04/23/09   5,219,846  13,228,113
                          2,000,000         14.60         71.969   01/19/10  90,521,835 229,400,102

Thomas L. Tullie........    120,000(5)       0.88         12.969   04/23/09     978,721   2,480,271
                            150,000          1.10        140.875   03/08/10  13,289,330  33,677,770

William E. Bendush......     33,148          0.24         12.063   04/20/09     251,462     637,254
                            466,852          3.41         12.063   04/20/09   3,541,559   8,975,005
                            150,000          1.10        140.875   03/08/10  13,289,330  33,677,770

Kenneth L. Clark........    120,000(5)       0.88         12.969   04/23/09     978,721   2,480,271
                            150,000          1.10        140.875   03/08/09  13,289,330  33,677,770

Brent E. Little.........     40,000(5)       0.29         12.969   04/23/09     326,240     826,757
                            160,000          1.17         20.375   08/03/09   2,048,067   5,188,979
                            200,000          1.46        140.875   03/08/10  17,719,106  44,903,694

--------
(1) Consists of options granted pursuant to our 1992 Plan. Options granted under the 1992 Plan to new hires generally become exercisable over four years from the date of grant with one-fourth of the shares becoming exercisable one year from the date of grant and the remaining shares becoming exercisable on a monthly basis thereafter for the remaining 36 months. Options granted under the 1992 Plan to current employees generally become exercisable on a monthly basis over a period of forty-eight months from the date of grant. All figures have been adjusted to reflect AMCC's September 1999 and March 2000 two-for-one stock splits.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

(3) An aggregate of 13,797,938 options to purchase shares of AMCC common stock were granted during fiscal year ended March 31, 2000, of which 13,697,938 shares were granted to employees.

(4) The exercise price and tax withholding obligations related to exercise may be paid by delivery of shares that are already owned or by offset of the underlying shares, subject to certain conditions.
(5) Options granted in April 1999 in connection with the Named Executive Officer's performance in fiscal year ended March 31, 1999.

                Aggregated Option Exercises in Last Fiscal Year
                       and Fiscal Year-End Option Values

   The following table sets forth certain information with respect to stock options exercised by the Named Executive Officers during the fiscal year ended March 31, 2000. In addition, the table sets forth the number of shares covered by stock options as of the fiscal year ended March 31, 2000, and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option at the end of the fiscal year ended March 31, 2000.

                                                                                    Value of Unexercised
                           Shares                Number of Unexercised Options    In-the-Money Options at
                          Acquired     Value        at Fiscal Year End (#)          Fiscal Year End ($)
                         on Exercise  Realized  ------------------------------- ----------------------------
Name                         (#)       ($)(1)   Exercisable/Unexercisable(2)(3) Exercisable/Unexercisable(4)
----                     ----------- ---------- ------------------------------- ----------------------------
David M. Rickey.........   130,000   12,897,742        315,000/2,515,000          36,939,648/$235,296,538
Thomas L. Tullie........    23,978      541,752         86,022/320,000            12,188,773/$ 25,249,214
William E. Bendush......       --             0        125,004/524,996            17,250,615/$ 53,127,836
Kenneth L. Clark........   165,834    5,290,176         26,666/450,000             3,873,872/$ 44,575,530
Brent E. Little.........    37,000      834,163        204,362/613,970            28,960,363/$ 58,454,369

--------
(1) This value has been calculated based on the fair market value of AMCC's common stock as of the date of exercise as determined by the closing price of AMCC's stock on The Nasdaq National Market as of the date of exercise minus the applicable per share exercise price or, in the case of a same-day-sale of the option, by the actual sale price of the stock minus the applicable per share exercise price.

(2) No stock appreciation rights (SARs) were outstanding during fiscal 2000.

(3) Options granted prior to March 27, 1998 under the 1992 Stock Option Plan are generally exercisable, but subject to a right of repurchase pursuant to the vesting schedule of each grant. Options granted on or after March 27, 1998 are exercisable only as to those shares that are vested. Accordingly, the table reflects those options that are exercisable, not those options that are vested.

(4) Based on the $150.063 per share closing price of AMCC's common stock on The Nasdaq National Market on March 31, 2000, less the exercise price of the options.

                          Transactions With Management

   In January 1996, AMCC entered into a letter agreement with David M. Rickey, AMCC's President and Chief Executive Officer, relating to Mr. Rickey's employment and benefits in connection with certain change-of-control transactions. See "Employment, Severance and Change of Control Agreements."

   In August 1996, AMCC entered into a letter agreement with Thomas L. Tullie relating to Mr. Tullie's employment and benefits in connection with certain change-of-control transactions. See "Employment, Severance and Change of Control Agreements."

   In February 1996, AMCC entered into a loan arrangement with Mr. Rickey, pursuant to which AMCC loaned to Mr. Rickey $150,000 (Note No. 1) and $53,000 (Note No. 2) at an annual interest rate of 5.32%.

Note No. 1 was a full recourse, unsecured real estate bridge loan with accrued interest and principal payable upon the earlier of February 12, 1999 or the sale of the house in which Mr. Rickey lived prior to relocating to San Diego to accept employment as AMCC's President and Chief Executive Officer. Note No. 2 was the reinstatement of a loan which had been made previously to Mr. Rickey in connection with the exercise of incentive stock options while serving as Vice President, Manufacturing for AMCC. Note No. 2 was a full recourse, unsecured promissory note with accrued interest and principal payable no later than February 12, 1999. Note No. 1 and Note No. 2 may be declared payable in full by AMCC in the event that Mr. Rickey ceases to be employed by AMCC. In May 1996, AMCC entered into a loan agreement with Mr. Rickey pursuant to which AMCC loaned $750,000 (Note No. 3) to Mr. Rickey at an interest rate of 5.76% per annum compounded annually. The proceeds of the loan were used to exercise options granted by Mr. Rickey's former employer, which were expiring as a result of Mr. Rickey's termination of employment with the former employer in order to join AMCC. The loan is evidenced by a non-recourse promissory note, which is secured by 46,500 shares of common stock of Advanced Micro Devices, Inc. The principal and accrued interest on Note No. 3 were due and payable in full on May 1, 1999, unless accelerated in whole or in part in the event of (i) a default under the loan agreement or pledge agreement for Note No. 3, (ii) a default in payment under Note No. 3 or any other promissory note issued to AMCC by Mr. Rickey, (iii) the voluntary or involuntary termination of Mr. Rickey's employment with AMCC or (iv) the sale of any portion of the common stock securing Note No. 3. Each of Note No. 1, Note No. 2 and Note No. 3 were approved by the Board of Directors of AMCC pursuant to the approval of Mr. Rickey's offer of employment with AMCC. In September 1996, Mr. Rickey repaid approximately $142,000 of the principal on Note No. 1, and in April 1997, Mr. Rickey delivered a full recourse, unsecured promissory note with a principal amount of $12,392 and an interest rate of 5.91% per annum in payment of the balance of the amount owing under Note No. 1. In January 1999 and April 2000, the Board of Directors extended the due dates on the notes by one year, as these notes became due. In August 1999, Mr. Rickey repaid the $750,000 principal balance of Note No. 3 plus accrued interest of approximately $150,000 in full. The current aggregate principal balance outstanding under each note is as follows:

                                                     Date of  Extended  Current
                                          Principal Original  Maturity  Interest
                                           Amount     Note      Date      Rate
                                          --------- --------- --------- --------
     Note No. 1..........................  $12,392   4/1/1997 3/31/2002   6.42%
     Note No. 2..........................  $53,000  2/12/1996 2/12/2002   6.42%

   In July 1997, Mr. Rickey exercised stock options granted under the 1992 Plan. In payment of the purchase price for the exercised shares, Mr. Rickey delivered full recourse promissory notes in principal amounts of approximately $400,000, $20,000 and $35,000 bearing interest at rates of 5.98%, 5.98% and
6.54%, respectively. The notes and accrued interest thereon were payable in full in February 2000, February 2000 and April 2001, respectively. In January 2000 the Board of Directors extended the maturity dates of the first two notes to February 2002 and the maturity date of the third note to April 2003. In May 2000, Mr. Rickey repaid the $400,000, $20,000 and $35,000 balances of each of these notes, respectively, plus aggregate accrued interest of approximately $85,000.

   AMCC has entered into indemnification agreements with its officers and directors containing provisions that may require AMCC, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

   AMCC believes that all of the transactions set forth above were made on terms no less favorable to AMCC than could have been obtained from unaffiliated third parties. All future transactions, including loans, between AMCC and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to AMCC than could be obtained from unaffiliated third parties.

       COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   Except as otherwise noted, the following table sets forth information that has been provided to AMCC with respect to the beneficial ownership of shares of AMCC's common stock as of March 31, 2000 for (i) each person who is known by AMCC to own beneficially more than five percent of the outstanding shares of common stock, (ii) each director of AMCC, (iii) each of the executive officers named in the Summary Compensation Table of this proxy/consent solicitation (Named Executive Officers), and (iv) all directors and executive officers of AMCC as a group.

                                                    Percentage of Shares
                                                       Outstanding(3)
                                   Number of Shares ------------------------
                                     Beneficially     Before        After
Name and Address(1)                    Owned(2)       Merger        Merger
-------------------                ---------------- ----------    ----------
Morgan Stanley Dean Witter(4).....    6,179,612             5.1%
 1221 Avenue of the Americas
 New York, NY 10020
Roger A. Smullen, Sr.(5)..........    1,528,520           *             *
David M. Rickey(6)................      980,634           *             *
Franklin P. Johnson, Jr.(7).......      858,423           *             *
Thomas L. Tullie(8)...............      442,420           *             *
Brent E. Little(9)................      259,879           *             *
William K. Bowes, Jr.(10).........      157,535           *             *
William E. Bendush(11)............      138,546           *             *
Arthur B. Stabenow(12)............      130,819           *             *
R. Clive Ghest(13)................       68,167           *             *
Kenneth L. Clark(14)..............       46,840           *             *
Harvey P. White(15)...............       62,167           *             *
S. Atiq Raza(16)..................       29,166           *             *
All directors and executive
 officers as a group (17
 persons)(17).....................    6,636,864             5.0%

--------
  * Less than 1%.

 (1) The address for AMCC's executive officers and directors is: c/o AMCC, 6290 Sequence Drive, San Diego, California 92121.

 (2) The persons named in this table have sole voting and investment power with respect to all shares of AMCC common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

 (3) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of AMCC common stock subject to options or warrants held by that person that are exercisable within 60 days after March 31, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Applicable percentages are based on 121,844,760 shares of AMCC common stock outstanding on March 31, 2000 together with applicable options for such stockholders.

 (4) Information with respect the beneficial ownership of shares of AMCC common stock is as of December 31, 1999.

 (5) Includes 36,110 shares of AMCC common stock that are subject to repurchase by us and 65,416 shares issuable upon the exercise of vested options.

 (6) Includes 66,666 shares of AMCC common stock that are subject to repurchase by us and 376,666 shares issuable upon the exercise of vested options.

 (7) Includes 257,495 shares of AMCC common stock issuable upon the exercise of vested options that are exercisable within 60 days of March 31, 2000. Also includes 285,664 shares held by Mr. Johnson's wife. Mr. Johnson disclaims beneficial ownership with respect to the shares held by his wife.

 (8) Includes 55,555 shares of AMCC common stock that are subject to repurchase by us and 94,980 shares issuable upon the exercise of vested options.

 (9) Includes 236,915 shares of AMCC common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2000, of which 16,109 are subject to repurchase rights in favor of AMCC.

(10) Includes 22,800 shares of AMCC common stock owned by the William K. Bowes, Jr. Foundation. Includes 107,495 shares of common stock issuable upon the exercise of vested options that are exercisable within 60 days of March 31, 2000.

(11) Includes 138,546 shares of AMCC common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2000.

(12) Includes 4,167 shares of AMCC common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2000.

(13) Includes 57,055 shares of AMCC common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2000, of which 11,111 are subject to repurchase rights in favor of the Company.

(14) Includes 46,840 shares of AMCC common stock issuable upon the exercise of vested options.

(15) Includes 62,167 shares of AMCC common stock issuable upon the exercise of vested options.

(16) Includes 29,166 shares of AMCC common stock issuable upon the exercise of vested options.

(17) Includes 273,135 shares of AMCC common stock that are subject to repurchase by us. Includes 1,775,870 shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2000, of which 27,220 are subject to repurchase rights in favor of AMCC.

                             YUNINETWORKS BUSINESS

  YuniNetworks develops scalable switch solutions with QOS support to meet the significant and increasing demands for network bandwidth. Certain aspects of the QOS support are made possible by technology licensed from the Regents of the University of California. Under the terms of the license, YuniNetworks has the exclusive right to commercially develop, use and sell products relating to scalable switch design using earliest deadline first scheduling. YuniNetworks' switching technology is well matched to terabit routers and Carrier Class ATM (Asynchronous Transfer Mode) switch fabric applications with line bandwidth between 1 and 4 terabits per second. YuniNetworks' target customer base is comprised of the leading suppliers of these systems including Cisco, Nortel, Lucent, Juniper Networks and many others. YuniNetworks believes that the use of networks for communications will continue to grow rapidly but existing products will be unable to meet the demands of high-speed data applications that are driving network traffic growth. As traffic on networks continues to increase exponentially, YuniNetworks believes that there is a growing need to provide higher speed networking equipment with QOS support capability. YuniNetworks' switching fabric technology is designed to fulfill these needs.

  YuniNetworks' switching architecture is capable of wire speed scheduling to support QOS for eight classes of service, including TDM (Time Division Multiplexing) and thousands of flows per port. It is scalable from high-end, multi-terabit applications downward to 10 gigabit applications, permitting the development of a family of switching products. YuniNetworks believes that these features and the speed of our switch fabric are important to YuniNetworks' target customers.

  YuniNetworks' current architecture provides a scalable switch fabric with aggregate bandwidth from 10 gigabits to 4 terabits per second. The solution is comprised of six custom ICs implemented in standard .18u CMOS technology, as well as commercially available SRAMs and high-speed SERDES (serializers/deserializers) chips. In addition, YuniNetworks' architecture utilizes the newly developed and emerging low cost VCSEL (Vertical Cavity Surface Emitting Laser) optical technology for backplane interconnect between the switching elements.

Background of YuniNetworks

  YuniNetworks was incorporated on October 8, 1999. YuniNetworks was founded by Dr. Kenneth Yun and Ms. Kay Yun. Dr. Yun is a tenured professor at the University of California, San Diego and has been doing research in high-speed networking and VLSI design for over 10 years. He has also worked at companies such as Intel, AMD, Hitachi, TRW and IBM. Ms. Yun is Dr. Yun's sister, and was an investment banker at Goldman, Sachs & Co. for over 9 years.

  YuniNetworks has assembled an experienced engineering team with ASIC design and implementation, optical network, system design and firmware expertise to develop its technology. YuniNetworks currently has 20 full time employees and 15 contractors, consultants and advisors.

  From October through December 1999, Dr. Yun and Ms. Yun funded the operations of YuniNetworks. In December 1999, the company raised $5.5 million by selling shares of preferred stock to Raza Foundries, Inc. and the individual investors. Raza Foundries, Inc. subsequently contributed its shares of preferred stock of YuniNetworks to Raza Foundries Canada.

             YUNINETWORKS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with YuniNetworks' financial statements and related notes and the other financial information included elsewhere in this prospectus/consent solicitation statement. This discussion contains forward-looking statements that involve risks and uncertainties. YuniNetworks' actual results could differ materially from the results contemplated by these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus/consent solicitation statement, particularly under the heading "Risk Factors."

   YuniNetworks was incorporated in Delaware in October 1999. Activities prior to October 8, 1999, the beginning of YuniNetworks' operations, were not significant. The discussion below is for the period from our inception on October 8, 1999 to March 31, 2000.

Overview

   Since YuniNetworks' inception in 1999, YuniNetworks has incurred costs to develop YuniNetworks' technology, to recruit and train personnel for YuniNetworks' engineering department and to establish an administrative organization. As a result, YuniNetworks had an accumulated deficit of $939,000 as of March 31, 2000.

   As YuniNetworks has granted stock options to attract and retain key employees, YuniNetworks has recorded deferred compensation of $3.3 million from October 8, 1999 to March 31, 2000. From October 8, 1999 to March 31, 2000, YuniNetworks recorded amortization expense for these options totaling $176,000. The net deferred compensation as of March 31, 2000 was $3.1 million.

Results of Operations

   Revenue--YuniNetworks recorded no revenue for the period from October 8, 1999 to March 31, 2000.

   Research and Development--Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, fees paid to consultants and outside service providers, hardware and software costs, other material costs, and other expenses related to the design and development of our future products. Research and development expenses were $758,000 for the period from October 8, 1999 to March 31, 2000. YuniNetworks believes that a significant level of investment in product research and development is required to remain competitive. Accordingly, YuniNetworks expects to continue to devote substantial resources to product research and development and we expect these expenses to increase in future periods.

   General and Administrative--General and administrative expenses consist primarily of salaries and related expenses for executive, finance and information technology personnel. General and administrative expenses were $253,000 in the period from October 8, 1999 to March 31, 2000. YuniNetworks expects administrative expenses will increase in the future as YuniNetworks expands YuniNetworks' information infrastructure and operations to support growing research and development operations.

   Interest and Other Income--Interest and other income were $71,000 in the period from October 8, 1999 to March 31, 2000.

   Interest Expense--YuniNetworks recorded no interest expense for the period from October 8, 1999 to March 31, 2000.

Liquidity and Capital Resources

   Since inception, YuniNetworks has financed its operations through private sales of its capital stock. YuniNetworks' completed the issuance of preferred stock at $0.50 per share in December 1999, which yielded YuniNetworks net cash proceeds of approximately $5.5 million. Since the issuance of preferred stock in December 1999, certain employees, consultants and contractors exercised their options and purchased common stock, which yielded YuniNetworks proceeds of $55,000.

   At March 31, 2000, YuniNetworks maintained cash and cash equivalents of approximately $4.5 million. From October 8, 1999 to March 31, 2000, YuniNetworks used $860,000 in investing activities principally for the acquisition of software and equipment and $194,000 to fund operating activities.

   Given YuniNetworks' rapid growth and continued operating losses, YuniNetworks will need to obtain additional financing to cover its projected cash flows over the next twelve months. Accordingly, if the merger with AMCC is not completed, YuniNetworks will be required to seek additional equity or debt financing from other third party investors to meet YuniNetworks anticipated cash needs for working capital and capital expenditures for the next twelve months.

                       DESCRIPTION OF AMCC CAPITAL STOCK

  AMCC is authorized to issue one hundred eighty-two million (182,000,000) shares of its capital stock, which are divided into two classes known as common stock and preferred stock, respectively. The authorized number of shares of AMCC common stock consists of one hundred eighty million (180,000,000) shares, par value $0.01 per share, of which 122,322,169 shares were issued and outstanding on May 1, 2000. The authorized number of shares of AMCC preferred stock consists of two million (2,000,000) shares, par value $0.01 per share, of which none were issued and outstanding on May 1, 2000. AMCC common stock is listed on The Nasdaq National Market under the symbol "AMCC."

  AMCC's Board of Directors has the power to (i) provide for the issuance of preferred stock in one or more series; (ii) establish from time to time the number of shares to be included in each such series; (iii) fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights of the shares of each such series and the qualifications, limitations or restrictions thereof; and (iv) increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

 Voting Rights.

  Each AMCC stockholder is entitled to one vote for each share of capital stock held by such holder.

 Dividends.

  The directors of AMCC may declare and pay dividends upon the shares of its capital stock out of funds of AMCC legally available for the declaration of dividends.

Notice of Stockholders' Meetings

  Except as otherwise required by law, the holder of each share of AMCC capital stock is entitled to notice of any stockholders' meeting. Such notice shall be sent to each stockholder entitled to vote not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Transfer Agent and Registrar

  The stock transfer agent and registrar for our common stock is Harris Trust Company of California. Effective June 30, 2000, the stock transfer agent and registrar of our common stock will be Computershare Investor Services, L.L.C. due to its acquisition of Harris Trust Company of California.

                        COMPARISON OF STOCKHOLDER RIGHTS

General

  The rights of AMCC stockholders are governed by the AMCC Certificate of Incorporation, as amended (AMCC Certificate), its Bylaws, as amended (AMCC Bylaws) and the Delaware General Corporation Law. The rights of YuniNetworks stockholders are governed by YuniNetworks' Certificate of Incorporation, as amended (YuniNetworks Certificate), its Bylaws (YuniNetworks Bylaws) and the Delaware General Corporation Law.

  Upon consummation of the merger, the stockholders of YuniNetworks will become stockholders of AMCC. The rights of the YuniNetworks stockholders differ from the rights of the AMCC stockholders because the YuniNetworks charter documents differ in certain material respects from the AMCC charter documents.

  The following is a summary of the principal differences between the rights of the YuniNetworks stockholders and the rights of the AMCC stockholders. Such differences can be examined in full by reference to the respective charter documents of YuniNetworks and AMCC.

Size of the Board of Directors

  Under the AMCC Bylaws, the number of directors constituting the entire board of directors may be changed by a resolution of the board of directors or a resolution of the stockholders. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires. The number of directors of AMCC is currently fixed at eight.

  Under the YuniNetworks Bylaws, the authorized number of directors of YuniNetworks shall be fixed by the board of directors from time to time. The number of directors of YuniNetworks is currently fixed at three.

Classification of the Board of Directors
  The Delaware General Corporation Law permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively.

  Neither AMCC nor YuniNetworks provides for a classified board of directors.

Cumulative Voting

  The YuniNetworks Bylaws and the YuniNetworks Certificate provide that no person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the California General Corporation Law. During such time or times that YuniNetworks is subject to Section 2115(b) of the California General Corporation Law, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

  The AMCC Certificate and Bylaws are silent as to cumulative voting. However, stockholders will be entitled to cumulative voting as described above if the corporation is subject to Section 2115(b).

Removal of Directors

  Under the AMCC Bylaws, unless otherwise restricted by statute, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of AMCC are entitled to cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors.

  Under the YuniNetworks Certificate, during such time or times that YuniNetworks is subject to Section 2115(b) of the California General Corporation Law, the board of directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal. However, unless the entire board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected. At any time or times that YuniNetworks is not subject to Section 2115(b) of the California General Corporation Law and subject to any limitations imposed by law, the board of directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of voting stock of YuniNetworks entitled to vote at an election of directors or (ii) without cause by the affirmative vote of the holders of 66- 2/3% of the voting power of all then-outstanding shares of voting stock of YuniNetworks entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

  Under the Delaware General Corporation Law, vacancies may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws. The Delaware General Corporation Law further provides that if, at the time of filling any vacancy, the directors then in office constitute less than a majority of the board (as constituted immediately prior of any such increase), the Delaware Court of Chancery may, upon application of any holder or holders of at least ten percent of the total number of the outstanding stock having the right to vote for directors, summarily order a special election be held to fill any such vacancy or to replace directors chosen by the board of directors to fill such vacancy.

  The AMCC Bylaws provide that when one or more directors resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Unless otherwise provided in the AMCC Bylaws or the AMCC Certificate, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. If at any time AMCC should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee, fiduciary or guardian of a stockholder, may call a special meeting of stockholders, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in
Section 211 of the Delaware General Corporation Law.

  The YuniNetworks Bylaws provide that unless otherwise provided in the YuniNetworks Certificate, any vacancies on the board of directors and any newly created directorships resulting from any increase in the number of directors shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. At any time or times that YuniNetworks is subject to (S)2115(b) of the California General Corporation Law, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then (i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or (ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the California General Corporation Law, the term of office of any director shall terminate upon that election of a successor.

Amendment of AMCC Certificate and YuniNetworks Certificate

  The Delaware General Corporation Law requires approval by the holders of a majority of the voting power of the corporation's common stock and a resolution of the corporation's board of directors in order to amend the certificate of incorporation. The affirmative vote of the holders of at least 66- 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, is required to alter, amend or repeal the provisions of the certificate of incorporation governing certain provisions such as election and removal of directors, indemnification of directors and the procedure for amending the certificate of incorporation.

  The YuniNetworks Certificate provides that the YuniNetworks Certificate may not be amended without the approval of the holders of at least a majority of the preferred stock if such amendment would alter or change the rights, preferences or privileges of the preferred stock.

Amendment of Bylaws

  The AMCC Bylaws provide that the AMCC Bylaws may be amended by stockholders entitled to vote; however, AMCC may confer the power to amend the AMCC Bylaws upon the directors. The fact that such power has been so conferred does not divest the stockholders of their power to amend the bylaws. The AMCC Certificate states that the AMCC Bylaws may be altered or repealed by the board of directors.

  The YuniNetworks Bylaws provide that the YuniNetworks Bylaws may be amended by stockholders entitled to vote; however, YuniNetworks may confer the power to amend the YuniNetworks Bylaws upon the directors. The YuniNetworks Certificate provides that the board of directors may amend the YuniNetworks Bylaws; provided, however, that the stockholders may vote to change or repeal any YuniNetworks Bylaw adopted by the board of directors. Further, no amendment or supplement to the YuniNetworks Bylaws adopted by the board of directors shall vary or conflict with any amendment or supplement thus adopted by the stockholders.

Right to Call Special Meetings of Stockholders

  Under the AMCC Bylaws, special meetings of the stockholders of AMCC may be called at any time by (i) the board of directors, (ii) the chairman of the board of directors or (iii) the president.

  Under the YuniNetworks Bylaws, special meetings of the stockholders of YuniNetworks may be called by (i) the chairman of the board of directors, (ii) the chief executive officer, (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption, or (iv) by the holders of shares entitled to cast not less than 10% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the board of directors shall fix. At any time or times that YuniNetworks is subject to Section 2115(b) of the California General Corporation Law, stockholders holding 5% or more of the outstanding shares of YuniNetworks shall have the right to call a special meeting of stockholders.

Stockholder Action Without a Meeting

  Under Delaware General Corporation Law Section 228, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation.

  The AMCC stockholders may act by written consent because the AMCC Certificate does not prohibit such action.

  The YuniNetworks Bylaws provide that any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Dividends

  The AMCC Bylaws provide that the directors of AMCC, subject to any restrictions contained in (i) the Delaware General Corporation Law or (ii) the AMCC Certificate, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of AMCC capital stock. The directors of AMCC may set apart out of the funds of AMCC available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of AMCC, and meeting contingencies.

  The YuniNetworks Bylaws provide that dividends upon the capital stock of YuniNetworks, subject to the provisions of the YuniNetworks Certificate and applicable law, if any, may be declared by the board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the YuniNetworks Certificate and applicable law. Before payment of any dividend, there may be set aside out of any funds of YuniNetworks available for dividends such sum or sums as the board of directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors shall think conducive to the interests of YuniNetworks, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

Preemptive Rights of Stockholders

  Neither the AMCC Certificate nor the YuniNetworks Certificate provide for preemptive rights.

Appraisal Rights

  Under the Delaware General Corporation Law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal (or dissenters') rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Such rights are not available (i) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (ii) with respect to a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or
(iii) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. Because AMCC's stock is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., AMCC stockholders are not entitled to appraisal rights in this merger. See "Other Matters Related to the Merger--Appraisal Rights."

Indemnification

   The YuniNetworks Bylaws provide that YuniNetworks shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law. However, YuniNetworks may modify the extent of such indemnification by individual contracts with its directors and officers, and YuniNetworks shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person under certain conditions. YuniNetworks shall also have the power to indemnify its other employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law. The YuniNetworks board of directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the board of directors shall determine. YuniNetworks shall advance, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with the proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the YuniNetworks Bylaws or otherwise.

   The YuniNetworks Certificate provides that YuniNetworks is authorized to provide indemnification of agents (as defined in Section 317 of the California General Corporation Law) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or through shareholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject, at any time or times that YuniNetworks is subject to Section 2115(b) of the California General Corporation Law, to the limits on such excess indemnification set forth in Section 204 of the California General Corporation Law.

   The AMCC Bylaws provide that AMCC shall, to the maximum extent permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses, including attorney fees, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of AMCC. AMCC shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents, other than directors and officers. Expenses incurred in defending any action or proceeding for which indemnification is required, or for which indemnification is permitted following authorization thereof by the board of directors shall be paid by AMCC in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified.

   The AMCC Certificate provides that the liability of directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law. The AMCC Certificate also provides that AMCC may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director, officer or employee of AMCC or any predecessor of AMCC or serves or served at any other enterprise as a director, officer or employee at the request of AMCC or any predecessor to AMCC.

                                    EXPERTS

  Ernst & Young llp, independent auditors, have audited AMCC's consolidated financial statements at March 31, 1999 and 1998, and for each of the three years in the period ended March 31, 1999, as set forth in their report. AMCC's consolidated financial statements are included in the prospectus/consent solicitation statement and elsewhere in this Registration Statement in reliance on Ernst & Young llp's report, given on their authority as experts in accounting and auditing.

  Ernst & Young llp, independent auditors, have audited YuniNetworks, Inc.'s financial statements at March 31, 2000 and for the period from October 8, 1999 (inception) through March 31, 2000 as set forth in their report. YuniNetworks, Inc.'s financial statements are included in the prospectus/consent solicitation statement and elsewhere in this Registration Statement in reliance on Ernst & Young llp's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the shares of AMCC common stock offered hereby and certain tax matters will be passed upon for AMCC by Cooley Godward llp, San Diego, California. Certain tax matters concerning YuniNetworks will be passed upon for YuniNetworks by Gray Cary Ware & Freidenrich llp.

  Attorneys at Cooley Godward llp are the beneficial owners through an investment partnership of 52,500 shares of YuniNetworks common stock.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Applied Micro Circuits Corporation

Consolidated Financial Statements
  Report of Ernst & Young llp, Independent Auditors.......................  F-2
  Consolidated Balance Sheets as of March 31, 1998 and 1999...............  F-3
  Consolidated Statement of Income for the fiscal years ended March 31,
   1997, 1998 and 1999....................................................  F-4
  Consolidated Statements of Stockholders' Equity for the fiscal years ended March 31, 1997, 1998 and 1999....................................  F-5
  Consolidated Statements of Cash Flows for the fiscal years ended March
   31, 1997, 1998 and 1999................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7

Interim Condensed Consolidated Financial Statements
  Condensed Consolidated Balance Sheets at December 31, 1999 (unaudited)
   and March 31, 1999..................................................... F-20
  Condensed Consolidated Statements of Income (unaudited) for the three months ended and nine months ended December 31, 1999 and 1998.......... F-21
  Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended December 31, 1999 and 1998................................ F-22
  Notes to Interim Condensed Consolidated Financial Statements
   (unaudited)............................................................ F-23

YuniNetworks, Inc. Financial Statements
  Report of Ernst & Young llp, Independent Auditors....................... F-25
  Balance Sheet as of March 31, 2000...................................... F-26
  Statement of Operations for the period from October 8, 1999 (inception)
   through March 31, 2000................................................. F-27
  Statement of Stockholders' Equity for the period ended March 31, 2000... F-28
  Statement of Cash Flows for the period from October 8, 1999 (inception)
   through March 31, 2000................................................. F-29
  Notes to Financial Statements........................................... F-30

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Applied Micro Circuits Corporation

   We have audited the accompanying consolidated balance sheets of Applied Micro Circuits Corporation as of March 31, 1998 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Micro Circuits Corporation at March 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young llp

San Diego, California
April 21, 1999
except for the second paragraph of Note 1, as to which the date is March 23, 2000

                       APPLIED MICRO CIRCUITS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                                                                 March 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                          ASSETS
                          ------

Current assets:
  Cash and cash equivalents................................  $  6,460  $ 13,530
  Short-term investments--available-for-sale...............    61,436    73,010
  Accounts receivable, net of allowance for doubtful
   accounts of $350 and $177 at March 31, 1998 and 1999,
   respectively............................................    12,179    19,275
  Inventories..............................................     8,185     9,813
  Deferred income taxes....................................     3,882     4,573
  Notes receivable from officer and employees..............        87       815
  Other current assets.....................................     2,297     4,004
                                                             --------  --------
    Total current assets...................................    94,526   125,020
Property and equipment, net................................    17,218    23,128
Other assets...............................................     1,090     2,507
                                                             --------  --------
    Total assets...........................................  $112,834  $150,655
                                                             ========  ========

           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------

Current liabilities:
  Accounts payable.........................................  $  5,215  $  5,131
  Accrued payroll and related expenses.....................     5,057     4,689
  Other accrued liabilities................................     2,344     7,207
  Deferred revenue.........................................     1,873     1,439
  Current portion of long-term debt........................       567     1,862
  Current portion of capital lease obligations.............     2,053     1,075
                                                             --------  --------
    Total current liabilities..............................    17,109    21,403
Long-term debt, less current portions......................     2,736     4,995
Long-term capital lease obligations, less current portion..     1,355     2,563
Commitments and contingencies (Notes 7 and 11)
Stockholders' equity:
  Preferred Stock, $0.01 par value:
   Authorized shares--2,000, none issued and outstanding...       --        --
  Common Stock, $0.01 par value:
   Authorized shares--180,000..............................
   Issued and outstanding shares--90,144 and 106,448 at
    March 31, 1998 and 1999, respectively..................       901     1,064
  Additional paid-in capital...............................    85,984   101,727
  Deferred compensation, net...............................      (472)   (2,123)
  Accumulated other comprehensive income (loss)............       --        (33)
  Retained earnings........................................     5,722    21,514
  Notes receivable from stockholders.......................      (501)     (455)
                                                             --------  --------
    Total stockholders' equity.............................    91,634   121,694
                                                             --------  --------
    Total liabilities and stockholders' equity.............  $112,834  $150,655
                                                             ========  ========

                            See accompanying notes.

                       APPLIED MICRO CIRCUITS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (in thousands, except per share data)

                                                      Fiscal Year Ended March
                                                                 31
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  ------- --------
Net revenues......................................... $57,468  $76,618 $105,000
Cost of revenues.....................................  30,057   34,321   37,937
                                                      -------  ------- --------
Gross profit.........................................  27,411   42,297   67,063
Operating expenses:
  Research and development...........................   7,870   13,268   22,472
  Selling, general and administrative................  12,537   14,278   18,325
  Merger-related costs...............................     --       --     2,350
                                                      -------  ------- --------
    Total operating expenses.........................  20,407   27,546   43,147
                                                      -------  ------- --------
Operating income.....................................   7,004   14,751   23,916
Interest income (expense), net.......................     (29)     871    3,450
                                                      -------  ------- --------
Income before income taxes...........................   6,975   15,622   27,366
Provision for income taxes...........................     659      406   10,233
                                                      -------  ------- --------
Net income........................................... $ 6,316  $15,216 $ 17,133
                                                      =======  ======= ========
Basic earnings per share:
  Earnings per share................................. $  0.32  $  0.36 $   0.17
                                                      =======  ======= ========
  Shares used in calculating basic earnings per
   share.............................................  20,024   42,376   98,056
                                                      =======  ======= ========
Diluted earnings per share:
  Earnings per share................................. $  0.09  $  0.19 $   0.16
                                                      =======  ======= ========
  Shares used in calculating diluted earnings per
   share.............................................  71,628   81,176  109,720
                                                      =======  ======= ========


                            See accompanying notes.

                      APPLIED MICRO CIRCUITS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (in thousands)

                     Convertible
                      Preferred                                             Accumulated               Notes
                        Stock       Common Stock   Additional                  Other     Retained   Receivable      Total
                    -------------- ---------------  Paid-In     Deferred   Comprehensive Earnings      From     Stockholders'
                    Shares  Amount Shares   Amount  Capital   Compensation Income (Loss) (Deficit) Stockholders    Equity
                    ------  ------ -------  ------ ---------- ------------ ------------- --------  ------------ -------------
Balance, March 31,
1996...............  1,223   $ 12   19,872  $  198  $ 36,822    $   --         $ --      $(15,444)    $ (76)      $ 21,512
 Issuance of stock
 pursuant to
 exercise of stock
 options...........    --      --      372       3        39        --           --           --        --              42
 Repurchase of
 common stock......    --      --     (144)    --        (38)       --           --          (107)      --            (145)
 Payments on
 notes.............    --      --      --      --        --         --           --           --         18             18
 Net income........    --      --      --      --        --         --           --         6,316       --           6,316
                    ------   ----  -------  ------  --------    -------        ----      --------     -----       --------
Balance, March 31,
1997...............  1,223     12   20,100     201    36,823        --           --        (9,235)      (58)        27,743
 Issuance of
 common stock, net
 of issuance
 costs.............    --      --   20,156     202    51,791        --           --           --        --          51,993
 Conversion of
 convertible
 preferred stock
 to common stock... (1,051)   (11)  42,868     429      (418)       --           --           --        --             --
 Issuance of stock
 pursuant to
 exercise of stock
 options...........    --      --    6,808      69       806        --           --           --       (455)           420
 Net exercise of
 warrants..........    --      --      212     --        --         --           --           --        --             --
 Payments on
 notes.............    --      --      --      --        --         --           --           --         12             12
 Repurchase of
 convertible
 preferred stock...   (172)    (1)     --      --     (3,617)       --           --          (259)      --          (3,877)
 Deferred
 compensation
 related to stock
 options...........    --      --      --      --        599       (599)         --           --        --             --
 Amortization of
 deferred
 compensation......    --      --      --      --        --         127          --           --        --             127
 Net income........    --      --      --      --        --         --           --        15,216       --          15,216
                    ------   ----  -------  ------  --------    -------        ----      --------     -----       --------
Balance, March 31,
1998...............    --      --   90,144     901    85,984       (472)         --         5,722      (501)        91,634
 Issuance of stock
 upon formation of
 Cimaron...........    --      --    9,376      93     4,571       (230)         --           --        --           4,434
 Issuance of
 common stock
 under employee
 stock purchase
 plans ............    --      --    1,668      17     3,162        --           --           --        --           3,179
 Issuance of stock
 pursuant to
 exercise of stock
 options...........    --      --    5,260      53     2,484       (964)         --           --        --           1,573
 Tax benefit of
 disqualifying
 dispositions......    --      --      --      --      4,209        --           --           --        --           4,209
 Payment on
 notes.............    --      --      --      --        --         --           --           --         46             46
 Deferred
 compensation
 related to stock
 options and
 restricted
 stock.............    --      --      --      --      1,317     (1,317)         --           --        --             --
 Amortization of
 deferred
 compensation......    --      --      --      --        --         860          --           --        --             860
 Adjustment for
 change in Cimaron
 Communications
 Corporation's
 year end..........    --      --      --      --        --         --           --        (1,341)      --          (1,341)
 Comprehensive
 Income:
   Net income......    --      --      --      --        --         --           --        17,133       --          17,133
   Unrealized loss
   on short-term
   investments, net
   of tax benefit..    --      --      --      --        --         --          (33)          --        --             (33)
 Total
 comprehensive
 income............    --      --      --      --        --         --           --           --        --          17,100
                    ------   ----  -------  ------  --------    -------        ----      --------     -----       --------
Balance, March 31,
1999...............    --    $ --  106,448  $1,064  $101,727    $(2,123)       $(33)     $ 21,514     $(455)      $121,694
                    ======   ====  =======  ======  ========    =======        ====      ========     =====       ========

                            See accompanying notes.

                       APPLIED MICRO CIRCUITS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                Fiscal Year Ended March 31,
                                                ------------------------------
                                                  1997      1998       1999
                                                --------  ---------  ---------
Operating Activities
Net income....................................  $  6,316  $  15,216  $  17,133
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization...............     5,185      5,174      7,045
  Write-offs of inventories...................       452        600        180
  Amortization of deferred compensation.......       --         127        860
  Loss on disposals of property...............       --         --         221
  Adjustment for change in Cimaron year end...       --         --      (1,341)
  Changes in operating assets and liabilities:
    Accounts receivables......................     1,058     (3,761)    (7,096)
    Inventories...............................    (1,146)    (1,255)    (1,808)
    Other current assets......................      (116)    (1,607)      (678)
    Accounts Payable..........................    (1,553)     2,787        (84)
    Accrued payroll and other accrued
     liabilities..............................     1,562      2,418      8,704
    Deferred income taxes.....................       --      (3,882)      (691)
    Deferred revenue..........................       (25)     1,067       (434)
                                                --------  ---------  ---------
      Net cash provided by operating
       activities.............................    11,733     16,884     22,011

Investing Activities
Proceeds from sales and maturities of short-
 term investments.............................     7,944     66,547    187,787
Purchase of short-term investments............   (11,512)  (119,874)  (199,394)
Repayments and (advances) on notes receivable
 from officers and employees..................      (608)      (366)       262
Purchase of property, equipment and other
 assets.......................................    (2,855)   (11,342)   (16,490)
                                                --------  ---------  ---------
      Net cash used for investing activities..    (7,031)   (65,035)   (27,835)

Financing Activities
Proceeds from issuance of common stock, net...        42     52,413      9,062
Repurchase of common stock....................      (145)       --         --
Repurchase of convertible preferred stock.....       --      (3,877)       --
Payments on notes receivable from
 stockholders.................................        18         12         46
Payments on capital lease obligations.........    (2,824)    (2,691)    (2,110)
Payments on long-term debt....................      (582)       (37)      (792)
Proceeds from equipment financed under capital
 leases.......................................       --         --       2,342
Issuance of long-term debt....................       --       3,303      4,346
                                                --------  ---------  ---------
      Net cash provided by (used for)
       financing activities...................    (3,491)    49,123     12,894
      Net increase in cash and cash
       equivalents............................     1,211        972      7,070
Cash and cash equivalents at beginning of
 year.........................................     4,277      5,488      6,460
                                                --------  ---------  ---------
Cash and cash equivalents at end of year......  $  5,488  $   6,460  $  13,530
                                                ========  =========  =========
Supplemental disclosure of cash flow
 information:
  Cash paid for:
    Interest..................................  $    656  $     380  $     542
                                                ========  =========  =========
    Income taxes..............................  $    770  $   3,251  $   4,274
                                                ========  =========  =========

   Supplemental schedule of noncash investing and financing activities. Capital lease obligations of approximately $1.2 million and $282,000 were incurred during fiscal years 1997 and 1998, respectively. During the fiscal year 1998, notes were received for the exercise of stock options totaling $455,000.

                            See accompanying notes.

                       APPLIED MICRO CIRCUITS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Business

   The Company designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's optical networks.

Basis of Presentation

   On September 1, 1999, the Company's stockholders approved an increase in the number of authorized shares of common stock to 180,000,000. On September 9, 1999 and again on March 23, 2000, the Company effected a two-for-one stock split (in the form of a 100% stock dividend); accordingly, all prior share and per share amounts in these financial statements have been restated to reflect the stock split.

   The consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. On March 17 1999, the Company acquired Cimaron Communications Corporation ("Cimaron") in a business combination accounted for as a pooling-of-interests. Cimaron, which also designs and develops high-bandwidth silicon solutions for communications equipment manufacturers, became a wholly owned subsidiary of the Company through the exchange of approximately 12 million shares of the Company's common stock for all the outstanding stock and stock options of Cimaron. The accompanying financial statements for fiscal 1999 have been prepared as if the companies had been combined for the full year, and as more fully discussed in
Note 2, the prior year financial statements did not require restatement as a result of this business combination.

Cash, Cash Equivalents and Short-Term Investments

   Cash and cash equivalents consist of money market type funds and highly liquid debt instruments with original maturities of three months or less at the date of acquisition. Short-term investments consist of United States Treasury notes, obligations of U.S. government agencies and corporate bonds. The Company maintains its excess cash in financial institutions with strong credit ratings and has not experienced any significant losses on its investments.

   The Company classifies its short-term investments as "Available-for-Sale" and records such assets at the estimated fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in comprehensive income. The basis for computing realized gains or losses is by specific identification.

                      APPLIED MICRO CIRCUITS CORPORATION

   The following is a summary of available-for-sale securities (in thousands):

                                                       Gross
                                                     Unrealized
                                                    ------------ Estimated Fair
                                     Amortized Cost Gains Losses     Value
                                     -------------- ----- ------ --------------
   At March 31, 1999:
     U.S. treasury securities and
      obligations of
      U.S. government agencies......    $21,740      $22   $72      $21,690
     U.S. corporate debt
      securities....................     51,321       16    17       51,320
                                        -------      ---   ---      -------
                                        $73,061      $38   $89      $73,010
                                        =======      ===   ===      =======

   At March 31, 1998:
     U.S. treasury securities and
      obligations of
      U.S. government agencies......                                $15,908
     U.S. corporate debt
      securities....................                                 45,528
                                                                    -------
                                                                    $61,436
                                                                    =======

   The estimated fair value of the short term investments was equal to the amortized cost at March 31, 1998.

   Available-for-sale securities by contractual maturity are as follows (in thousands):

                                                                       March 31,
                                                                         1999
                                                                       ---------
   Due in one year or less...........................................   $48,918
   Due after one year through two years..............................    16,775
   Greater than two years............................................     7,317
                                                                        -------
                                                                        $73,010
                                                                        =======

Fair Value of Financial Instruments

   The carrying value of cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and long term debt approximates fair value.

Concentration of Credit Risk

   The Company believes that the concentration of credit risk in its trade receivables is mitigated by the Company's credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and has not experienced significant losses on trade receivables from any particular customer or geographic region for any period presented.

   The Company invests its excess cash in debt instruments of the U.S. Treasury, governmental agencies and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

                       APPLIED MICRO CIRCUITS CORPORATION

Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventory, estimates to complete engineering contracts, costs of future product returns under warranty and provisions for contingencies expected to be incurred. Actual results could differ from those estimates.

Inventories

   Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company's inventory valuation process is done on a part-by-part basis. Lower of cost or market adjustments, specifically identified on a part-by-part basis, reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

Property and Equipment

   Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (3 to 7 years) using the straight line method. Leasehold improvements are stated at cost and amortized over the useful life of the asset. Property and equipment under capital leases are recorded at the net present value of the minimum lease payments and are amortized over the useful life of the assets. Leased assets purchased at the expiration of the lease term are capitalized at acquisition cost.

Impairment of Long-Lived Assets

   In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Through March 31, 1999, the Company has not experienced any such impairments.

Advertising Cost

   Advertising costs are expensed as incurred.

Revenues

   Revenues related to product sales are generally recognized when the products are shipped to the customer. Recognition of revenues and the related cost of revenues on shipments to distributors that are subject to terms of sale allowing for price protection and right of return on products unsold by the distributor are deferred until the distributor's ability to return the products or its' rights to price protection lapse or have been limited. Revenues on engineering design contracts are recognized using the percentage-of-completion method based on actual cost incurred to date compared to total estimated costs of the project. Deferred revenue represents both the margin on shipments of products to distributors that will be recognized when the distributors ship the products to their customers or the right of return has lapsed and billings in excess and estimated earnings on uncompleted engineering design contracts.

                       APPLIED MICRO CIRCUITS CORPORATION

Warranty Reserves

   Estimated expenses for warranty obligations are accrued as revenue is recognized. Reserve estimates are adjusted periodically to reflect actual experience.

Research and Development

   Research and development costs are expensed as incurred. Substantially all research and development expenses are related to new product development, designing significant improvements to existing products and new process development.

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee and director stock options because the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee and director stock options. Under SFAS 123 compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in APB 25 to account for stock-based compensation and disclose in the footnotes to the financial statements the pro forma effect of using the fair value method for its stock based compensation.

Reclassification

   Certain prior period amounts have been reclassified to conform to the current period presentation.

Earnings Per Share

   Earnings per share are computed in accordance with SFAS No. 128 "Earnings Per Share." Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the dilutive effect of common shares potentially issuable upon the exercise of stock options.

   The reconciliation of shares used to calculate basic and diluted earnings per share consists of the following (in thousands):

                                                               March 31,
                                                         ---------------------
                                                          1997   1998   1999
                                                         ------ ------ -------
   Shares used in basic earnings per share
    computations--weighted average common shares
    outstanding........................................  20,024 42,376  98,056
   Effect of assumed conversion of Preferred Stock from
    date of issuance...................................  51,312 29,736     --
   Net effect of dilutive common share equivalents
    based on treasury stock method.....................     292  9,064  11,664
                                                         ------ ------ -------
   Shares used in diluted earnings per share
    computations.......................................  71,628 81,176 109,720
                                                         ====== ====== =======

                       APPLIED MICRO CIRCUITS CORPORATION

New Accounting Standards

   Effective April 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131. "Segment Information". SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including unrealized gains and losses on investments is reported, net of their related tax effect, to arrive at comprehensive income. SFAS No. 131 amends the requirements for public enterprises to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating the segment performance. The Company believes it operates in one business and operating segment.

2. Acquisitions

   On March 17, 1999, AMCC acquired all of the outstanding common stock and common stock equivalents of Cimaron in exchange for approximately 12 million shares of the Company's common stock. The acquisition has been accounted for using the pooling-of-interests method of accounting. Prior to the combination, Cimaron, which was incorporated on January 2, 1998, had a fiscal year end of December 31, 1998. In recording the business combination, Cimaron's results of operations for the fiscal year ended December 31, 1998 were combined with AMCC's for the fiscal year ended March 31, 1999. Cimaron's net sales and net loss for the three month period ended March 31, 1999 were $110,000 and $(1,341,000), respectively. In accordance with Accounting Principles Board Opinion No. 16 ("APB No. 16"), Cimaron's results of operations and cash flows for the three month period ended March 31, 1999 have been added directly to the retained earnings and cash flows of AMCC and excluded from reported fiscal 1999 results of operations.

   The combined Company realized a charge in the fourth quarter of fiscal 1999 of approximately $3.1 million related to the estimated costs of the merger. Approximately $700,000 of these total merger costs were incurred by Cimaron and are not reflected in the Company's results of operations for the fourth quarter of fiscal 1999 because they are included in Cimaron's results of operations which are reflected as a charge directly to retained earnings.

   In April 1998, the Company acquired Ten Mountains Design which designs and develops high bandwidth analog devices for communications equipment suppliers and optical module manufacturers. The purchase price was approximately $330,000 and resulted in recording intangible assets of approximately $280,000 which will be amortized over three years. The financial statements include the results of operations for Ten Mountains Design from the date of acquisition.

                       APPLIED MICRO CIRCUITS CORPORATION

3. Certain Financial Statement Information

                                                                 March 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
   Inventories (in thousands):
     Finished goods......................................... $  1,817  $    975
     Work in-process........................................    5,161     7,688
     Raw materials..........................................    1,207     1,150
                                                             --------  --------
                                                             $  8,185  $  9,813
                                                             ========  ========
   Property and equipment (in thousands):
     Machinery and equipment................................ $ 25,983  $ 34,413
     Leasehold improvements.................................    7,476     7,641
     Computers, office furniture and equipment..............   13,219    16,654
                                                             --------  --------
                                                               46,678    58,708
   Less accumulated depreciation and amortization...........  (29,460)  (35,580)
                                                             --------  --------
                                                             $ 17,218  $ 23,128
                                                             ========  ========
   Other accrued liabilities (in thousands):
     Income taxes payable................................... $    888  $  3,329
     Accrued merger-related costs...........................      --      1,893
     Other..................................................    1,456     1,985
                                                             --------  --------
                                                             $  2,344  $  7,207
                                                             ========  ========

   The cost and accumulated amortization of machinery and equipment under capital leases at March 31, 1999 were approximately $10.5 million and $8.5 million, respectively ($10.0 million and $7.2 million, at March 31, 1998, respectively). Amortization of assets held under capital leases is included with depreciation expense.

   During the years ended March 31, 1997, 1998 and 1999, the Company earned interest income of $627,000, $1,252,000 and $3,992,000, respectively, and incurred interest expense of $656,000, $381,000 and $542,000, respectively.

4. Long Term Debt

   During fiscal 1999, the Company had an equipment line of credit with a bank which expired on March 31, 1999. Borrowings of $7.1 million under the line of credit were converted into term notes, with payments totaling $141,000, payable over 53 to 60 months, and interest rates between 6.44% to 7.42%. At March 31, 1999, $6.3 million was outstanding on the notes.

   On July 31, 1998, the Company entered into an equipment line of credit with a bank. The line of credit provided for borrowings of up to $1,000,000 at the bank's prime rate plus 0.5% (8.25% at March 31, 1999). The Company paid off the outstanding balance of $565,000 including accrued interest on April 1, 1999.

                       APPLIED MICRO CIRCUITS CORPORATION

   Principal maturities of the notes payable at March 31, 1999 are as follows:

   Year ending March 31, (in thousands):
     2000............................................................... $1,862
     2001...............................................................  1,394
     2002...............................................................  1,495
     2003...............................................................  1,603
     2004...............................................................    503
                                                                         ------
                                                                         $6,857
                                                                         ======

5. Stockholders' Equity

Stock Offerings

   In December 1997, the Company completed an initial public offering of its common stock. The offering raised net proceeds to the Company of approximately $25.1 million. In March 1998, the Company completed a secondary public offering of common stock in which the Company raised net proceeds of approximately
$26.9 million.

Convertible Preferred Stock

   On April 24, 1997 the Board authorized the Company to repurchase up to $4.0 million of Convertible Preferred Stock, with priority given to the holders of Convertible Preferred Stock that submitted bids for the sale of their shares of Convertible Preferred Stock at the lowest price per share. On June 20, 1997, the Company repurchased an aggregate of 172,300 shares of Convertible Preferred Stock for approximately $3.9 million at prices between $1.20 and $2.61 per share on an as converted to common stock basis. In connection with the initial public offering, all then outstanding shares of Convertible Preferred Stock immediately converted into 42,869,268 shares of common stock.

Preferred Stock

   In November 1997, the Certificate of Incorporation was amended to allow the issuance of up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restriction thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series of the designation of such series, without further vote or action by the stockholders.

Stock Options and Other Stock Awards

   The Company's 1992 Stock Option Plan ("1992 Plan") provides for the granting of incentive and nonqualified stock options to employees. Generally, options are granted at prices at least equal to fair value of the Company's common stock on the date of grant. In addition, certain officers, employees and directors have been granted nonqualified stock options. The Company's 1982 Employee Incentive Stock Option Plan expired in 1992.

   In connection with the Company's acquisition of Cimaron, the Company assumed options and other stock awards granted under Cimaron's 1998 Stock Incentive Plan ("The Incentive Plan") covering 2,628,612 shares of common stock at a weighted average exercise price of $.06 per share. The terms of the plan provides for the granting of options, restricted stock, or other stock based awards ("stock awards") to employees, officers, directors, consultants and advisors. Generally, the stock awards are granted at prices at least equal to the fair

                       APPLIED MICRO CIRCUITS CORPORATION
value of the Company's common stock on the date of grant. A total of 4,065,460 shares of common stock were authorized for issuance under the Incentive Plan. At March 31, 1999, 2,257,432 restricted shares had been issued under the Incentive Plan.

   Options and other stock awards under the plans expire not more than ten years from the date of grant and are immediately exercisable after the date of grant but are subject to certain repurchase rights by the Company, at the Company's option, until such ownership rights have vested or exercisable upon vesting. Vesting generally occurs over four to five years. At March 31, 1998 and 1999, 2,607,368 and 3,478,504 shares of common stock were subject to repurchase, respectively.

   Pursuant to an employment agreement entered into during January 1996, between the Company and an executive, the Company granted an option to purchase 3,200,000 shares of the Company's common stock at $0.13 per share under the 1992 Stock Option Plan. The option vests ratably over four years. In the event the Company is acquired, the agreement stipulates that under certain circumstances the executive is eligible for certain additional compensation. These options as well as 266,668 additional options issued in April 1997 were exercised in July 1997. The exercise was paid for with various notes, which aggregated $455,000 and bear interest at rates between 5.98% and 6.54%, and are due at the earlier of February 12, 2000 ($420,000) and April 9, 2001 ($35,000) or the termination of employment.

   Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of the options was estimated at the date of grant using the minimum value method for grants prior to the initial public offering and the Black Scholes method for grants after the initial public offering using the following weighted average assumptions for fiscal year 1997 and 1998; risk free interest rate of 6%; an expected option life of four years; no annual dividends, and an expected volatility of .92 (used only for the options valued using the Black Scholes method). For options granted in fiscal year 1999, the fair value of the options was estimated at the date of the grant using the following assumptions; risk free interest rate of 6%; an expected life of four to five years; no annual dividends and an expected volatility of .89.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized ratably to expenses over the vesting period of such options. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income in future years because they do not take into consideration pro forma compensation expenses related to grants made prior to 1996.

   The Company's pro forma information follows (in thousands):

                                                          Fiscal Year Ended
                                                              March 31,
                                                        ----------------------
                                                         1997   1998    1999
                                                        ------ ------- -------
   Net income:
     As reported....................................... $6,316 $15,216 $17,133
     Pro forma......................................... $6,225 $14,856 $13,202
   Earnings per share:
     As reported:
       Basic........................................... $ 0.32 $  0.36 $  0.17
       Diluted......................................... $ 0.09 $  0.19 $  0.16
     Pro forma:
       Basic........................................... $ 0.31 $  0.35 $  0.13
       Diluted......................................... $ 0.09 $  0.18 $  0.12
   Weighted fair value of options granted during the
    year............................................... $ 0.04 $  1.71 $  5.27

                       APPLIED MICRO CIRCUITS CORPORATION

   A summary of the Company's stock option activity, including those issued outside of the plans, and related information are as follows:

                                                      March 31,
                             --------------------------------------------------------------
                                         Weighted             Weighted             Weighted
                                         Average              Average              Average
                                         Exercise             Exercise             Exercise
                              Options     Price    Options     Price    Options     Price
                             ----------  -------- ----------  -------- ----------  --------
   Outstanding at beginning
    of year................   6,760,640   $0.13   11,369,172   $0.13   10,729,804   $1.72
     Granted...............   5,829,140    0.13    7,195,492    2.50    6,080,564    4.62
     Exercised.............    (370,720)   0.11   (6,806,480)   0.13   (5,258,324)   0.30
     Forfeited.............    (849,888)   0.13   (1,028,380)   0.16     (858,668)   2.08
                             ----------   -----   ----------   -----   ----------   -----
   Outstanding at end of
    year...................  11,369,172   $0.13   10,729,804   $1.72   10,693,376   $4.03
                             ==========   =====   ==========   =====   ==========   =====
   Vested at end of year...   3,407,056   $0.13    2,540,200   $0.15    2,714,460   $1.81
                             ==========   =====   ==========   =====   ==========   =====

   The following is a further breakdown of the options outstanding at March 31, 1999:

         Range of         Number         Weighted Average      Weighted Average
      Exercise Price    Outstanding Remaining Contractual Life  Exercise Price
      --------------    ----------- -------------------------- ----------------
   $0.03-$ 0.25........  4,174,640             7.60                 $0.13
   $0.98-$ 2.07........    807,704             8.51                 $1.92
   $2.08-$ 5.91........  2,663,096             9.03                 $5.64
   $5.92-$10.91........  3,047,936             9.60                 $8.53
   $0.03-$10.91........ 10,693,376             8.60                 $4.03

   From April 1, 1997 through September 30, 1997, the Company recorded deferred compensation expense for the difference between the exercise price and the fair value for financial statement presentation purposes of the Company's common stock, as determined by the Board of Directors, for all options granted in the period. This deferred compensation aggregates to $599,000, which is being amortized ratably over the four year vesting period of the related options. Additionally, during the year ended March 31, 1999, the Company recorded deferred compensation related to restricted stock and stock options granted to founders and employees of Cimaron of $2.5 million. Such amount is being amortized over the related vesting period, generally five years. Amortization of deferred compensation during fiscal years 1998 and 1999 was $127,000 and $860,000, respectively.

Employee Stock Purchase Plans

   The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors on October 6, 1997, and was subsequently approved by the stockholders. A total of 1.6 million shares of common stock are reserved for issuance under the 1997 Purchase Plan. At March 31, 1999, 1,575,496 shares had been issued under the 1997 Purchase Plan.

   The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was approved by the stockholders on August 4, 1998. A total of 1.6 million shares are authorized for issuance under the 1998 Purchase Plan. At March 31, 1999, 93,232 shares had been issued under the 1998 Purchase Plan.

   Under the terms of the plans, purchases are made semiannually on January 31 and July 31 and the purchase price of the common stock is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower.

                       APPLIED MICRO CIRCUITS CORPORATION

1997 Directors' Stock Option Plan

   The Company's 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors on October 6, 1997, and was subsequently approved by the stockholders. A total of 800,000 shares of common stock are reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of non-statutory options to nonemployee directors of the Company. At March 31, 1999, no shares had been issued under the Directors' Plan.

Common Shares Reserved for Future Issuance

   At March 31, 1999, the Company has the following shares of common stock reserved for issuance upon the exercise of equity instruments:

   Stock Options:
     Issued and outstanding.......................................... 10,693,376
     Authorized for future grants....................................  6,899,140
   Stock purchase plans..............................................  1,531,272
                                                                      ----------
                                                                      19,123,788
                                                                      ==========

6. Income Taxes

   The provision for income taxes consists of the following (in thousands):

                                                           Fiscal Year Ended
                                                               March 31,
                                                          ---------------------
                                                          1997  1998     1999
                                                          ---- -------  -------
   Current:
     Federal............................................. $380 $ 3,606  $ 9,860
     State...............................................  279     682    1,064
                                                          ---- -------  -------
       Total current.....................................  659   4,288   10,924
   Deferred:
     Federal.............................................  --   (3,558)    (362)
     State...............................................  --     (324)    (329)
                                                          ---- -------  -------
       Total deferred....................................  --   (3,882)    (691)
                                                          ---- -------  -------
                                                          $659 $   406  $10,233
                                                          ==== =======  =======

                       APPLIED MICRO CIRCUITS CORPORATION

   The provision for income taxes reconciles to the amount computed by applying the federal statutory rate (35%) to income before income taxes as follows (in thousands):

                                          Fiscal Year Ended March 31,
                                      ----------------------------------------
                                         1997          1998          1999
                                      ------------  ------------  ------------
                                         $      %      $      %      $      %
                                      -------  ---  -------  ---  -------  ---
   Tax at federal statutory rate..... $ 2,441   35% $ 5,468   35% $ 9,578   35%
   Increase (decrease) in valuation
    allowance of deferred tax
    assets...........................  (2,343) (34)  (5,094) (32)     --    --
   Foreign sales corporation.........     --    --     (309)  (2)    (387)  (1)
   Federal alternative minimum tax...     380    5      --    --      --    --
   State taxes, net of federal
    benefit..........................     181    3      233    1      478    1
   Federal tax credits...............     --    --     (281)  (2)  (1,216)  (5)
   Merger costs and deferred
    compensation.....................     --    --      --    --      763    3
   Other.............................     --    --      389    3    1,017    4
                                      -------  ---  -------  ---  -------  ---
                                      $   659    9% $   406    3% $10,233   37%
                                      =======  ===  =======  ===  =======  ===

   Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of March 31, 1998 and 1999 are as shown below. At March 31, 1998, the effective tax rate is computed based on a full reduction of the valuation allowance and realization of the deferred tax asset.

                                                                   March 31,
                                                                 -------------
                                                                  1998   1999
                                                                 ------ ------
   Deferred tax assets (in thousands):
     Inventory write-downs and other reserves................... $1,814 $1,850
     Net operating loss carryforwards...........................    --   1,719
     Capitalization of inventory and research and development
      costs.....................................................    242    313
     Research and development credit carryforwards..............    898    298
     Depreciation and amortization..............................    242    --
     State income taxes.........................................    239     47
     Other credit carryforwards.................................    447    447
                                                                 ------ ------
       Total deferred tax assets................................  3,882  4,674
   Deferred tax liabilities:
     Depreciation and amortization..............................    --     101
                                                                 ------ ------
       Net deferred tax assets.................................. $3,882 $4,573
                                                                 ====== ======

   At March 31, 1999, the Company has federal alternative minimum tax and federal and state research and development tax credit carryforwards of approximately $447,000, $195,000 and $103,000, respectively, which will begin to expire in 2007 unless previously utilized. The Company also has federal and state net operating loss carryforwards of approximately $4,043,000 which will expire in 2018 and 2003, respectively, unless previously utilized. These net operating loss carryforwards are the result of the operating losses generated by the Company's subsidiary, Cimaron, prior to the acquisition. Under Internal Revenue Code Section 382 and 383, the Company's use of its tax loss carryforwards and tax credit carryforwards could be limited in the event of certain cumulative changes in the Company's stock ownership.

                       APPLIED MICRO CIRCUITS CORPORATION

7. Commitments

   In July 1998, the Company acquired the right to purchase, in the form of a ground lease, a parcel of land as a site for a potential new wafer fabrication facility. This parcel of land is located approximately one quarter mile from the Company's headquarters in San Diego, California. The Company has made payments of $1.0 million related to this transaction. In December 1998, the Company exercised its right to acquire the land which commits the Company to take title to the land by May 31, 1999 upon payment of an additional
$3.7 million.

   The Company leases certain of its facilities under long-term operating leases which expire at various dates through 2011. The lease agreements frequently include renewal provisions, which require the Company to pay taxes, insurance and maintenance costs and contain escalation clauses based upon increases in the Consumer Price Index or defined rent increases. The Company also leases certain software under noncancellable operating leases expiring through 2002.

   Annual future minimum lease payments, including machinery and equipment under capital leases as of March 31, 1999 are as follows:

                                                              Operating Capital
                                                               Leases   Leases
                                                              --------- -------
   Fiscal Year Ending March 31,
     2000...................................................   $ 3,473  $1,332
     2001...................................................     3,713     907
     2002...................................................     4,581     765
     2003...................................................     4,052     478
     2004...................................................     1,998     835
     Thereafter.............................................     6,155     --
                                                               -------  ------
       Total minimum lease payments.........................   $23,972   4,317
                                                               =======
   Less amount representing interest........................               679
                                                                        ------
   Present value of remaining minimum capital lease payments
    (including current portion of $1,075)...................            $3,638
                                                                        ======

   Rent expense (including short-term leases and net of sublease income) for the years ended March 31, 1997, 1998, and 1999 was $1.2 million, $1.2 million, and $1.4 million, respectively. Sublease income was $208,000, $119,000 and $0 for the years ended March 31, 1997, 1998 and 1999, respectively.

8. Related Party Transactions

   At March 31, 1998 and 1999, the Company had outstanding notes receivables from an officer of $1,065,000, and $915,000, respectively. These notes bear interest at the rates of 4.62% to 5.76%, and are due at the earlier of one to three years from the date of the note or termination of employment with the Company.

9. Employee Retirement Plan

   Effective January 1, 1986, the Company established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all full-time employees with greater than three months of service. The Retirement Plan provides for voluntary employee contributions from 1% to 20% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. The Company may contribute such amounts as determined by the Board of Directors. Employer contributions vest to participants at a rate of 20% per year of

                       APPLIED MICRO CIRCUITS CORPORATION
service, provided that after five years of service all past and subsequent employer contributions are 100% vested. The contributions charged to operations totaled $318,000, $412,000 and $573,000 for the years ended March 31, 1997,
1998 and 1999, respectively.

10. Significant Customer and Geographic Information

   During the years ended March 31, 1997, 1998, and 1999, 20%, 21% and 20%, respectively, of net revenues were from Nortel. In 1998 and 1999, Insight Electronics, the Company's domestic distributor, accounted for 11% and 13% of net revenues. Additionally, in 1999, Raytheon Systems Co. accounted for 16% of net revenues. No other customer accounted for more than 10% of revenues in any period.

   Net revenues by geographic region were as follows (in thousands):

                                                        Fiscal Year Ended March
                                                                  31,
                                                        ------------------------
                                                         1997    1998     1999
                                                        ------- ------- --------
   Net revenues:
     United States..................................... $34,424 $44,448 $ 61,760
     Canada............................................  10,943  14,204   18,011
     Europe and Israel.................................   8,216  13,773   18,136
     Asia..............................................   3,885   4,193    7,093
                                                        ------- ------- --------
                                                        $57,468 $76,618 $105,000
                                                        ======= ======= ========

11. Contingencies

   The Company is party to various claims and legal actions arising in the normal course of business, including notification of possible infringement on the intellectual property rights of third parties. In addition, since 1993 the Company has been named as a potentially responsible party ("PRP") along with a large number of other companies that used Omega Chemical Corporation ("Omega") in Whittier, California to handle and dispose of certain hazardous waste material. The Company is a member of a large group of PRPs that has agreed to fund certain remediation efforts at the Omega site for which the Company has accrued approximately $50,000. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters, net of amounts accrued, will not have a material adverse affect on the Company's financial position or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on the Company's results of operations in any period.

                       APPLIED MICRO CIRCUITS CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                        (in thousands, except par value)

                                                         December 31, March 31,
                                                             1999       1999
                                                         ------------ ---------
                                                         (unaudited)
                         ASSETS

Current assets:
  Cash and cash equivalents.............................   $ 22,774   $ 13,530
  Short-term investments--available-for-sale............     92,494     73,010
  Accounts receivable, net of allowance for doubtful
   accounts of $318 and $177 at December 31, 1999
   (unaudited) and March 31, 1999, respectively.........     20,854     19,275
  Inventories...........................................     10,522      9,813
  Deferred income taxes.................................      4,273      4,573
  Notes receivable from officers and employees..........        100        815
  Other current assets..................................      4,010      4,004
                                                           --------   --------
    Total current assets................................    155,027    125,020
Property and equipment, net.............................     33,999     23,128
Other assets............................................      3,357      2,507
                                                           --------   --------
    Total assets........................................   $192,383   $150,655
                                                           ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................   $  8,239   $  5,131
  Accrued payroll and related expenses..................      6,589      4,689
  Other accrued liabilities.............................      6,789      7,207
  Deferred revenue......................................      2,316      1,439
  Current portion of long-term debt.....................      1,370      1,862
  Current portion of capital lease obligations..........        776      1,075
                                                           --------   --------
    Total current liabilities...........................     26,079     21,403
Long-term debt, less current portion....................      3,957      4,995
Long-term capital lease obligations, less current
 portion................................................      1,873      2,563
Stockholders' equity:
  Preferred Stock, $0.01 par value:
   2,000 shares authorized, none issued and
    outstanding.........................................        --         --
  Common Stock, $0.01 par value:
   Authorized shares--180,000
   Issued and outstanding shares--108,236 December 31,
    1999 (unaudited) and 106,448 at March 31, 1999......      1,082      1,064
  Additional paid-in capital............................    112,273    101,727
  Deferred compensation, net............................     (1,661)    (2,123)
  Accumulated other comprehensive loss..................       (274)       (33)
  Retained earnings.....................................     49,509     21,514
  Notes receivable from stockholders....................       (455)      (455)
                                                           --------   --------
    Total stockholders' equity..........................    160,474    121,694
                                                           --------   --------
    Total liabilities and stockholders' equity..........   $192,383   $150,655
                                                           ========   ========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                       APPLIED MICRO CIRCUITS CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (unaudited)
                     (in thousands, except per share data)

                                                Three Months     Nine Months
                                               Ended December       Ended
                                                     31,         December 31,
                                               --------------- ----------------
                                                1999    1998     1999    1998
                                               ------- ------- -------- -------
Net revenues.................................. $45,762 $26,972 $115,303 $76,258
Cost of revenues..............................  13,209   9,669   34,818  28,415
                                               ------- ------- -------- -------
Gross profit..................................  32,553  17,303   80,485  47,843
Operating expenses:
  Research and development....................   8,281   5,847   21,829  16,194
  Selling, general and administrative.........   7,061   4,573   19,178  13,033
                                               ------- ------- -------- -------
    Total operating expenses..................  15,342  10,420   41,007  29,227
                                               ------- ------- -------- -------
Operating income..............................  17,211   6,883   39,478  18,616
Interest income, net..........................   1,225     883    3,114   2,613
                                               ------- ------- -------- -------
Income before income taxes....................  18,436   7,766   42,592  21,229
Provision for income taxes....................   6,324   2,646   14,597   7,457
                                               ------- ------- -------- -------
Net income.................................... $12,112 $ 5,120 $ 27,995 $13,772
                                               ======= ======= ======== =======
Basic earnings per share:
  Earnings per share.......................... $  0.11 $  0.05 $   0.27 $  0.14
                                               ======= ======= ======== =======
  Shares used in calculating basic earnings
   per share.................................. 106,238  99,204  104,728  97,136
                                               ======= ======= ======== =======
Diluted earnings per share:
  Earnings per share.......................... $  0.10 $  0.05 $   0.24 $  0.13
                                               ======= ======= ======== =======
  Shares used in calculating diluted earnings
   per share.................................. 117,608 110,476  115,860 108,792
                                               ======= ======= ======== =======



     See accompanying Notes to Condensed Consolidated Financial Statements.

                       APPLIED MICRO CIRCUITS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)
                                 (in thousands)

                                                           Nine Months Ended
                                                             December 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
Operating Activities
Net income..............................................  $  27,995  $  13,772
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization.........................      5,802      5,060
  Amortization of deferred compensation.................        462        193
  Changes in assets and liabilities:
    Accounts receivable.................................     (1,579)    (5,023)
    Inventories.........................................       (709)    (1,507)
    Other assets........................................       (956)       258
    Accounts payable....................................      3,108     (1,473)
    Accrued payroll and other accrued liabilities.......      6,320      5,163
    Deferred income taxes...............................        300        295
    Deferred revenue....................................        877       (298)
                                                          ---------  ---------
      Net cash provided by operating activities.........     41,620     16,440

Investing Activities
Proceeds from sales and maturities of short-term
 investments............................................     92,870    136,245
Purchase of short-term investments......................   (112,595)  (143,102)
Notes receivable from officers and employees............        815        262
Purchase of property and equipment......................    (16,673)   (11,988)
                                                          ---------  ---------
      Net cash used for investing activities............    (35,583)   (18,583)

Financing Activities
Proceeds from issuance of common stock, net.............      5,737      6,572
Repurchase of restricted stock..........................        (11)       --
Payments on capital lease obligations...................       (989)    (1,759)
Proceeds from long-term debt............................        --       3,784
Payments on stockholders notes..........................        --          46
Payments on long-term debt..............................     (1,530)      (483)
                                                          ---------  ---------
  Net cash provided by financing activities.............      3,207      8,160
                                                          ---------  ---------
  Net increase in cash and cash equivalents.............      9,244      6,017
Cash and cash equivalents at beginning of period........     13,530      6,460
                                                          ---------  ---------
Cash and cash equivalents at end of period..............  $  22,774  $  12,477
                                                          =========  =========
Supplemental disclosure of cash flow information:
  Cash paid for:
    Interest............................................  $     495  $     373
                                                          =========  =========
    Income taxes........................................  $   9,620  $   2,505
                                                          =========  =========

     See accompanying Notes to Condensed Consolidated Financial Statements.

                       APPLIED MICRO CIRCUITS CORPORATION

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

1. Basis of Presentation

Interim Financial Information (unaudited)

   The accompanying unaudited interim condensed financial statements of Applied Micro Circuits Corporation (the "Company" or "AMCC") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, considered necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. The Company has experienced significant quarterly fluctuations in operating results and it expects that these fluctuations in sales, expenses and net income or losses will continue.

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventories, estimates to complete engineering contracts, costs of future product returns under warranty and provisions for contingencies expected to be incurred. Actual results could differ from those estimates.

   On September 1, 1999, the Company's stockholders approved an increase in the authorized number of shares of common stock authorized to 180,000,000. On September 9, 1999 and again on March 23, 2000, the Company effected a two-for-one stock split (in the form of a 100% stock dividend); accordingly, all prior share and per share amounts in these Interim Condensed Consolidated Financial Statements have been restated to reflect the stock split.

   The financial statements and related disclosures have been prepared with the presumption that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited financial statements and the related notes thereto contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended March 31, 1999.

2. Earnings Per Share

   The reconciliation of shares used to calculate basic and diluted earnings per share consists of the following (in thousands):

                                                 Three Months     Nine Months
                                                Ended December  Ended December
                                                      31,             31,
                                                --------------- ---------------
                                                 1999    1998    1999    1998
                                                ------- ------- ------- -------
   Shares used in basic earnings per share
    computations-- weighted average common
    shares outstanding......................... 106,238  99,204 104,728  97,136
   Net effect of dilutive common share
    equivalents based on the treasury stock
    method.....................................  11,370  11,272  11,132  11,656
                                                ------- ------- ------- -------
   Shares used in diluted earnings per share
    computations............................... 117,608 110,476 115,860 108,792
                                                ======= ======= ======= =======

                       APPLIED MICRO CIRCUITS CORPORATION

3. Certain Financial Statement Information

                                                          December 31, March 31,
                                                              1999       1999
                                                          ------------ ---------
   Inventories (in thousands):
     Finished goods......................................   $ 2,890     $  975
     Work in-process.....................................     6,486      7,688
     Raw materials.......................................     1,146      1,150
                                                            -------     ------
                                                            $10,522     $9,813
                                                            =======     ======

                                                         December 31, March 31,
                                                             1999       1999
                                                         ------------ ---------
   Property and equipment (in thousands):
     Machinery and equipment............................   $ 42,015   $ 33,280
     Leasehold improvements.............................      7,802      7,641
     Computers, office furniture and equipment..........     19,573     16,654
     Land...............................................      4,808      1,133
                                                           --------   --------
                                                             74,198     58,708
   Less accumulated depreciation and amortization.......    (40,199)   (35,580)
                                                           --------   --------
                                                           $ 33,999   $ 23,128
                                                           ========   ========

4. Comprehensive Income

   The components of comprehensive income, net of tax, are as follows (in thousands):

                                               Three Months     Nine Months
                                                  Ended            Ended
                                               December 31,    December 31,
                                              --------------- ----------------
                                               1999     1998   1999     1998
                                              -------  ------ -------  -------
   Net income................................ $12,112  $5,120 $27,995  $13,772
   Change in net unrealized loss on
    available-for-sale investments...........     (67)    --     (241)     --
                                              -------  ------ -------  -------
   Comprehensive income...................... $12,045  $5,120 $27,754  $13,772
                                              =======  ====== =======  =======

   Accumulated other comprehensive loss presented in the accompanying consolidated condensed balance sheets consists of the accumulated net unrealized loss on available-for-sale investments.

5. Contingencies

   The Company is party to various claims and legal actions arising in the ordinary course of business, including notification of possible infringement on the intellectual property rights of third parties. In addition, the Company has been named as a potentially responsible party ("PRP") along with a large number of other companies that used Omega Chemical Corporation ("Omega") in Whittier, California to handle and dispose of certain hazardous waste material. The Company is a member of a group of PRPs that has agreed to fund certain remediation efforts at the Omega site. The Company has accrued approximately $50,000 for its contributions to such efforts. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters, net of amounts accrued, will not have a material adverse effect on the Company's financial position or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material averse effect on the Company's results of operations in any period.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
YuniNetworks, Inc.

   We have audited the accompanying balance sheet of YuniNetworks, Inc. (a development stage company) as of March 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the period from October 8, 1999 (inception) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YuniNetworks, Inc. (a development stage company) at March 31, 2000, and the results of its operations and its cash flows for the period from October 8, 1999 (inception) to March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young llp

San Diego, California
April 19, 2000

                               YUNINETWORKS, INC.
                         (a development stage company)

                                 BALANCE SHEET

                                 March 31, 2000

                              ASSETS
                              ------

Current assets:
  Cash and cash equivalents........................................ $ 4,482,172
  Prepaid expenses and other current assets........................       5,367
                                                                    -----------
      Total current assets.........................................   4,487,539

Property and equipment, net........................................     739,015

Other assets.......................................................     130,254
                                                                    -----------
      Total assets................................................. $ 5,356,808
                                                                    ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

Current liabilities:
  Accounts payable................................................. $   536,729
  Other accrued liabilities........................................      47,466
                                                                    -----------
      Total current liabilities....................................     584,195
                                                                    ===========

Commitments (Note 3)

Stockholders' equity:
  Preferred stock, $.001 par value: 15,000,000 shares authorized;
  Series A preferred stock:
    Issued and outstanding--11,000,000 at March 31, 2000;
    Liquidation preference--$5,500,000.............................      11,000
  Common stock, $0.001 par value: 35,000,000 shares authorized;
   Issued and outstanding--11,503,333 shares at March 31, 2000.....      11,504
  Additional paid in capital.......................................   8,826,807
  Deferred compensation............................................  (3,137,681)
  Deficit accumulated during development stage.....................    (939,017)
                                                                    -----------
      Total stockholders' equity...................................   4,772,613
                                                                    -----------
      Total liabilities and stockholders' equity................... $ 5,356,808
                                                                    ===========

                            See accompanying notes.

                               YUNINETWORKS, INC.
                         (a development stage company)

                            STATEMENT OF OPERATIONS

     For the period from October 8, 1999 (inception) through March 31, 2000

Operating expenses:
  Research and development.......................................  $   757,751
  General and administrative.....................................      252,583
                                                                   -----------
    Loss from operations.........................................   (1,010,334)
Interest income..................................................       71,317
                                                                   -----------
Net loss.........................................................  $  (939,017)
                                                                   ===========
Basic and diluted net loss per share.............................  $      (.10)
                                                                   ===========
Weighted average shares used in computations of basic and diluted
 net loss per share..............................................    9,526,487
                                                                   ===========



                            See accompanying notes.

                               YUNINETWORKS, INC.
                         (a development stage company)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                           Deficit
                                                                                         accumulated
                           Preferred stock      Common stock    Additional                 during        Total
                          ------------------ ------------------  paid in     Deferred    development stockholders'
                            Shares   Amount    Shares   Amount   capital   compensation     stage       equity
                          ---------- ------- ---------- ------- ---------- ------------  ----------- -------------
Issuance of founders
 common stock at $0.001
 per share for cash on
 October 8, 1999........         --  $   --  10,612,500 $10,613 $      --  $       --     $     --    $   10,613
Issuance of Series A
 preferred stock at
 $0.50 per share for
 cash, net of issuance
 costs of $19,311 on
 December 21, 1999......  11,000,000  11,000        --      --   5,469,689         --           --     5,480,689
Issuance of common stock
 at $0.05 per share for
 cash on February 15,
 2000...................         --      --     125,000     125      6,125         --           --         6,250
Issuance of common stock
 at $0.05 per share for
 cash on March 31,
 2000...................         --      --      50,000      50      2,450         --           --         2,500
Exercise of stock
 options................         --      --     715,833     716     35,076         --           --        35,792
Deferred compensation
 related to stock
 options................         --      --         --      --   3,313,467  (3,313,467)         --           --
Amortization of deferred
 compensation...........         --      --         --      --         --      175,786          --       175,786
Net loss................                                                                   (939,017)    (939,017)
                          ---------- ------- ---------- ------- ---------- -----------    ---------   ----------
Balance at March 31,
 2000...................  11,000,000 $11,000 11,503,333 $11,504 $8,826,807 $(3,137,681)   $(939,017)  $4,772,613
                          ========== ======= ========== ======= ========== ===========    =========   ==========




                            See accompanying notes.

                               YUNINETWORKS, INC.
                         (a development stage company)

                            STATEMENT OF CASH FLOWS

     For the period from October 8, 1999 (inception) through March 31, 2000

Operating activities
Net loss.......................................................... $ (939,017)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization...................................    120,824
  Amortization of deferred compensation...........................    175,786
  Changes in operating assets and liabilities:
    Prepaid expenses and other current assets.....................     (5,367)
    Other assets..................................................   (130,254)
    Accounts payable..............................................    536,729
    Other accrued liabilities.....................................     47,466
                                                                   ----------
      Net cash used in operating activities.......................   (193,833)

Investing activities
Purchases of property and equipment...............................   (859,839)
                                                                   ----------
      Net cash used in investing activities.......................   (859,839)

Financing activities
Issuance of common stock for exercise of stock options............     35,792
Issuance of preferred stock.......................................  5,480,689
Issuance of common stock..........................................     19,363
                                                                   ----------
      Net cash provided by financing activities...................  5,535,844
                                                                   ----------
Net increase in cash and cash equivalents.........................  4,482,172
      Cash and cash equivalents at beginning of period............        --
                                                                   ----------
      Cash and cash equivalents at end of period.................. $4,482,172
                                                                   ==========


                            See accompanying notes.

                               YUNINETWORKS, INC.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

Description of Business

   YuniNetworks, Inc. (the "Company") was organized under the laws of the State of Delaware. The Company specializes in providing scalable terabit switching fabric technology.

   As of March 31, 2000, the Company has not initiated its commercial operations, accordingly, the Company is considered to be in the development stage.

Basis of Presentation

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has been engaged in organizational activities, including recruiting personnel, establishing office facilities, research and development and obtaining financing. Through March 31, 2000, the Company has incurred accumulated losses of $939,017. Successful completion of the Company's development program and its transition to attaining profitable operations is dependent upon obtaining financing adequate to complete its product development and the successful market introduction of its products and services. In December 1999, the Company raised proceeds of $5,500,000 from the sale of shares of Series A preferred stock. Management believes that these funds will be adequate to meet the Company's working capital requirements through March 31, 2001.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash, money market funds and other highly liquid investments with a maturities of three months or less from the date of purchase. As of March 31, 2000, the Company has not experienced any losses on its cash and cash equivalents.

Fair Value of Financial Instruments

   The carrying value of cash, cash equivalents, accounts payable and accrued liabilities approximates fair value.

Property and Equipment

   Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (one to five years).

                               YUNINETWORKS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Long-Lived Assets

   The Company investigates potential impairments of its long-lived assets when there is evidence that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The Company has not identified any such losses.

Research and Development

   Research and development costs are expensed as incurred.

Stock Options

   SFAS No. 123, Accounting for Stock-Based Compensation, and EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of the stock determined as of the grant date, and is recognized over the periods in which the related services are rendered. Deferred compensation for options granted to non-employees has been determined in accordance with SFAS No. 123 and EITF 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest. SFAS No. 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board (APB) Opinion No. 25 to account for stock-based compensation. The Company has decided to retain the intrinsic value based method, and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation.

   Deferred compensation for options and warrants granted to non-employees has been determined at the grant date in accordance with SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, and has been recorded at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Such deferred compensation is recognized over the period the related services are rendered.

Comprehensive Income

   The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss). Comprehensive loss for the period ended March 31, 2000 did not differ from reported net loss.

                               YUNINETWORKS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Net Loss Per Share

   The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. For purpose of this calculation, common stock subject to repurchase by the Company and options are considered common stock equivalents. As the Company reported a loss for the period ended March 31, 2000, all common stock equivalents have been excluded from the computation since the effect would be antidilutive.

   Under the provision of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

Income Taxes

   Current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recently Issued Accounting Standards

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's balance sheet at fair value. The Financing Accounting Standards Board has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective April 1, 2001. The impact on the Company's financial statements is not expected to be material.

2. Property and Equipment

   Property and equipment is summarized as follows at March 31, 2000:

   Purchased software................................................ $ 669,447
   Furniture and fixtures............................................    46,854
   Computer equipment................................................   143,538
                                                                      ---------
                                                                        859,839
   Less accumulated depreciation and amortization....................  (120,824)
                                                                      ---------
                                                                      $ 739,015
                                                                      =========

                               YUNINETWORKS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

3. Commitments

   The Company leases its facilities under operating leases which expire in December 2002. Rent expense was $48,856 for the period from October 8, 1999 (inception) through March 31, 2000. At March 31, 2000 annual minimum future payments under the operating leases are as follows:

                                                                       Operating
                                                                         Lease
                                                                       ---------
   2000............................................................... $176,893
   2001...............................................................  200,481
   2002...............................................................  154,543
                                                                       --------
     Total future lease payments...................................... $531,917
                                                                       ========

   The Company licensed certain patent rights from the University of California. Under the terms of the agreement, the Company paid an initial license fee of $75,000 and to maintain the rights must make annual payments of $10,000 on each March 14, 2001 and 2002 and $40,000 on each March 14 thereafter for the life of the patents. Additionally, the Company must pay to the University of California a stated portion of any sublicense revenues or royalties earned by the Company from the patented technology.

4. Stockholders' Equity

Common Stock

   Founders and employees have purchased 11,090,833 shares (including 590,833 from option exercises of common stock at prices ranging from $.001 and $.05 per share, 9,997,083 of which are subject to repurchase as of March 31, 2000). The Company has the option to repurchase, at the original price, unvested shares in the event of termination of employment. Shares issued under these agreements generally vest over four years. In March 2000, the Company entered into new employment agreements with two of its founders whereby 10,500,000 shares of common stock purchased by such founders upon the formation of the Company became subject to vesting restrictions. The Company has entered into an employment agreement with one of the founders whereby a portion of the unvested founder's stock will automatically become vested upon a change in control, as defined. A total of 2,750,000 shares are subject to the acceleration provisions. The actual percent which is accelerated is dependent upon the sales price of the Company and the date of sale and can range from a minimum of 50% to a maximum of 100%.

Stock Options

   The Company adopted the 1999 Equity Incentive Plan (the "Plan") and reserved 3,387,500 shares of common stock for grants under the Plan. The Plan provides for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase restricted stock to employees, directors or consultants of the Company. The Plan provides that incentive stock options will be granted only to employees at no less than the fair value of the Company's common stock (no less than 85% of the fair value for nonstatutory stock options), as determined by the Board of Directors at the date of the grant. Options generally vest 25% one year from date of grant and ratably each month thereafter for a period of 36 months and expire up to ten years from date of grant.

   Certain option grants under the Plan are subject to an early exercise provision. Common shares obtained on early exercise of unvested options are subject to repurchase by the Company at the original issue price and will vest according to the respective option agreement. At March 31, 2000 there were 590,833 exercised shares outstanding due to early exercise of the options which are subject to repurchase by the Company.

                               YUNINETWORKS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   A summary of the Company's stock option activity, and related information for the period ended March 31, 2000 follows:

                                                                    Weighted-
                                                                     Average
                                                        Options   Exercise Price
                                                       ---------  --------------
   Outstanding at October 8, 1999.....................       --       $ --
     Granted.......................................... 2,437,300       0.05
     Exercised........................................  (715,833)      0.05
     Cancelled........................................       --         --
                                                       ---------      -----
   Outstanding at March 31, 2000...................... 1,721,467      $0.05
                                                       =========      =====

   The weighted-average fair value of options granted during the period ended March 31, 2000 was $0.05 and the weighted-average remaining contractual life of these options is 9.5 years.

   Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the dates of grant using the minimum value option pricing model with the following weighted-average assumptions: (a) weighted average risk-free interest rate of 6.25%, (b) expected dividend yield of 0%, and (c) five year estimated life of the options.

   The effect of applying the minimum value of SFAS 123 to the stock options for the period ended March 31, 2000, was not materially different from the reported amount. Therefore, such pro forma information is not presented herein. The effects of applying Statement 123 for pro forma disclosure is not likely to be representative of the pro forma effect on net income in future years.

Deferred Compensation

   Through March 31, 2000, the Company recorded deferred compensation for the difference between the price per share of restricted stock issued or the exercise price of stock options granted and the deemed fair value for financial statement presentation purposes of the Company's common stock at the date of issuance or grant. The deferred compensation will be amortized over the vesting period of the related restricted stock or options, which is generally four years.

Convertible Preferred Stock

   In December 1999, the Company issued an aggregate of 11,000,000 shares of Series A preferred stock with net proceeds of $5,480,689. The holders of the Series A preferred stock are entitled to receive cash dividends at a rate of seven percent of the original purchase price per annum. The dividends on preferred stock are noncumulative and payable when and if declared by the Board of Directors.

   The holders of the Series A preferred stock may at any time elect to convert any or all shares into common shares of the Company at the then applicable conversion rate, subject to certain antidilutive adjustments. Each share is automatically converted into common stock, at the then applicable conversion rate, upon the closing of a firmly underwritten public offering of shares of common stock of the Company at a total offering not less than $20,000,000. As of March 31, 2000 each share of preferred stock is convertible into one share of common stock. Each holder of Series A preferred stock is entitled to one vote for each share of common stock into which such convertible preferred share would convert.

                               YUNINETWORKS, INC.
                         (a development stage company)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   The holders of Series A preferred stock are entitled to receive liquidation preferences in an amount equal to such shares original purchase price plus all declared and unpaid dividends, prior and in preference to any distribution of assets to the holders of common stock.

Shares Reserved for Future Issuance

   The following common stock is reserved for future issuance as of March 31:

                                                                         2000
                                                                      ----------
   Conversion of preferred stock..................................... 11,000,000
   Stock options issued and outstanding..............................  1,721,467
   Authorized for future grants......................................    950,200
   Common stock authorized for sale, not issued......................    240,000
                                                                      ----------
                                                                      13,911,667
                                                                      ==========

5. Income Taxes

   At March 31, 2000, the Company has federal and state tax net operating loss carryforwards of approximately $686,000 and $343,000, respectively. The federal and state tax loss carryforwards will begin expiring in 2019 and 2007, respectively, unless previously utilized.

   Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three year period; however, the Company does not believe that this will significantly impact the utilization of the tax carryforwards.

   Significant components of the Company's deferred tax assets as of March 31, 2000 are shown below. A valuation allowance has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

                                                                      March 31,
                                                                        2000
                                                                      ---------
   Deferred tax assets:
     Net operating loss carryforwards................................ $ 260,000
                                                                      ---------
       Total deferred tax assets.....................................   260,000
   Valuation allowance for deferred tax assets.......................  (260,000)
                                                                      ---------
       Net deferred taxes............................................ $     --
                                                                      =========

6. Subsequent Events

   On April 18, 2000, the Company entered into a definitive agreement to be acquired by Applied Micro Circuits Corporation ("AMCC") Under the terms of the agreement, AMCC will issue up to 2,250,000 shares of its common stock for all outstanding shares of the Company's preferred stock and common stock, including shares issuable upon exercise of outstanding options.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     among:

                      Applied Micro Circuits Corporation,
                            a Delaware corporation;

                             OLI Acquisition Corp.,
                            a Delaware corporation;

                                      and

                              YuniNetworks, Inc.,
                            a Delaware corporation.


                               ----------------

                           Dated as of April 18, 2000

                               ----------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 SECTION 1. Description of Transaction....................................  A-1

  1.1  Merger of Merger Sub into the Company.............................   A-1

  1.2  Effect of the Merger..............................................   A-1

  1.3  Closing; Effective Time...........................................   A-1

  1.4  Certificate of Incorporation and Bylaws; Directors and Officers...   A-2

  1.5  Conversion of Shares..............................................   A-2

  1.6  Employee Stock Options............................................   A-3

  1.7  Closing of the Company's Transfer Books...........................   A-4

  1.8  Exchange of Certificates..........................................   A-4

  1.9  Appraisal Rights..................................................   A-5

  1.10 Escrow of Parent Common Stock.....................................   A-5

  1.11 Tax Consequences..................................................   A-6

  1.12 Accounting Treatment..............................................   A-6

  1.13 Further Action....................................................   A-6

 SECTION 2. Representations and Warranties of the Company.................  A-6

  2.1  Due Organization; No Subsidiaries; Etc............................   A-6

  2.2  Certificate of Incorporation and Bylaws; Records..................   A-7

  2.3  Capitalization, Etc...............................................   A-7

  2.4  Financial Statements..............................................   A-8

  2.5  Absence of Changes................................................   A-8

  2.6  Title to Assets...................................................   A-9

  2.7  Bank Accounts; Receivables........................................  A-10

  2.8  Equipment; Leasehold..............................................  A-10

  2.9  Proprietary Assets................................................  A-10

  2.10 Contracts.........................................................  A-12

  2.11 Liabilities; Fees, Costs and Expenses.............................  A-13

  2.12 Compliance with Legal Requirements................................  A-14

  2.13 Governmental Authorizations.......................................  A-14

  2.14 Tax Matters.......................................................  A-14

  2.15 Employee and Labor Matters; Benefit Plans.........................  A-15

  2.16 Environmental Matters.............................................  A-17

  2.17 Insurance.........................................................  A-17

  2.18 Related Party Transactions........................................  A-17

  2.19 Legal Proceedings; Orders.........................................  A-18

  2.20 Authority; Binding Nature of Agreement............................  A-18

  2.21 Non-Contravention; Consents.......................................  A-18

  2.22 Customers.........................................................  A-19

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                                                                            ----
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  2.23 Product Development................................................  A-19

  2.24 Full Disclosure....................................................  A-20

  2.25 Section 83(b) Elections............................................  A-20

 SECTION 3. Representations and Warranties of Parent and Merger Sub........ A-20

  3.1  Corporate Existence and Power......................................  A-20

  3.2  Authority; Binding Nature of Agreement.............................  A-20

  3.3  Capitalization.....................................................  A-20

  3.4  SEC Filings; Financial Statements..................................  A-21

  3.5  No Conflict........................................................  A-21

  3.6  Valid Issuance.....................................................  A-21

 SECTION 4. Certain Covenants of the Company............................... A-21

  4.1  Access and Investigation...........................................  A-21

  4.2  Operation of the Company's Business................................  A-21

  4.3  Notification; Updates to Disclosure Schedule.......................  A-23

  4.4  No Negotiation.....................................................  A-24

 SECTION 5. Additional Covenants of the Parties............................ A-24

  5.1  Filings and Consents...............................................  A-24

  5.2  Registration Statement; Information Statement......................  A-24

  5.3  Public Announcements...............................................  A-25

  5.4  Best Efforts.......................................................  A-25

  5.5  Tax Matters........................................................  A-25

  5.6  Employment and Noncompetition Agreements...........................  A-25

  5.7  Termination of Agreements..........................................  A-26

  5.8  Employee Retention.................................................  A-26

  5.9  Release............................................................  A-26

  5.10 Termination of Employee Plans......................................  A-26

  5.11 FIRPTA Matters.....................................................  A-26

 SECTION 6. Conditions Precedent to Obligations of Parent and Merger Sub... A-26

  6.1  Accuracy of Representations........................................  A-26

  6.2  Performance of Covenants...........................................  A-27

  6.3  Stockholder Approval...............................................  A-27

  6.4  Consents...........................................................  A-27

  6.5  Agreements and Documents...........................................  A-27

  6.6  Listing............................................................  A-28

  6.7  No Restraints......................................................  A-28

  6.8  No Governmental Litigation.........................................  A-28

  6.9  No Other Litigation................................................  A-28

                                                                            Page
                                                                            ----

  6.10 Termination of Employee Plans......................................  A-28

  6.11 FIRPTA Compliance..................................................  A-28

  6.12 Employees and Consultants of the Company...........................  A-28

  6.13 Assignments........................................................  A-28

  6.14 Effectiveness of Registration Statement............................  A-28

  6.15 HSR Act............................................................  A-29


 SECTION 7. Conditions Precedent to Obligations of the Company............. A-29

  7.1  Accuracy of Representations........................................  A-29

  7.2  Performance of Covenants...........................................  A-29

  7.3  Documents..........................................................  A-29

  7.4  Stockholder Approval...............................................  A-29

  7.5  Listing............................................................  A-29

  7.6  No Restraints......................................................  A-29

  7.7  Effectiveness of Registration Statement............................  A-29

  7.8  HSR Act............................................................  A-29

 SECTION 8. Termination.................................................... A-30

  8.1  Termination Events.................................................  A-30

  8.2  Termination Procedures.............................................  A-30

  8.3  Effect of Termination..............................................  A-31

 SECTION 9. Indemnification, Etc........................................... A-31

  9.1  Survival of Representations, Etc...................................  A-31

  9.2  Indemnification....................................................  A-31

  9.3  Threshold; Pre-Closing Damages.....................................  A-32

  9.4  Limited Recourse; Limit on Liability...............................  A-32

  9.5  No Contribution....................................................  A-32

  9.6  Defense of Third Party Claims......................................  A-32

  9.7  Exercise of Remedies by Indemnitees Other Than Parent..............  A-33

  9.8  Fraud..............................................................  A-33

 SECTION 10. Miscellaneous Provisions...................................... A-33

  10.1 Company Stockholders' Representative...............................  A-33

  10.2 Further Assurances.................................................  A-34

  10.3 Fees and Expenses..................................................  A-34

  10.4 Attorneys' Fees....................................................  A-35

  10.5 Notices............................................................  A-35

  10.6 Time of the Essence................................................  A-36

  10.7 Headings...........................................................  A-36

  10.8 Counterparts.......................................................  A-36

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                                                                            ----
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  10.9  Governing Law.....................................................  A-36

  10.10 Successors and Assigns............................................  A-36

  10.11 Remedies Cumulative; Specific Performance.........................  A-36

  10.12 Waiver............................................................  A-36

  10.13 Amendments........................................................  A-36

  10.14 Severability......................................................  A-36

  10.15 Parties in Interest...............................................  A-36

  10.16 Entire Agreement..................................................  A-36

  10.17 Construction......................................................  A-37

                               AGREEMENT AND PLAN
                          OF MERGER AND REORGANIZATION

   THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of April 18, 2000, by and among: APPLIED MICRO CIRCUITS CORPORATION, a Delaware corporation ("Parent"); OLI ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and YUNINETWORKS, INC., a Delaware corporation (the "Company"). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

   A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the "Merger") in accordance with this Agreement and the Delaware General Corporation Law (the "DGCL"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

   B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For accounting purposes, it is intended that the Merger be treated as a "purchase."

   C. This Agreement has been approved by the respective boards of directors of Parent, Merger Sub and the Company and has been adopted by Parent, as the sole stockholder of Merger Sub.

   D. Simultaneously with the execution of this Agreement, and as an inducement to Parent to enter into this Agreement, Parent and selected stockholders of the Company are entering into a Voting Agreement (the "Voting Agreement") pursuant to which such stockholders have, among other things, agreed, upon the terms and subject to the conditions thereof, to vote their Company Common Stock (as defined below) in favor of the Merger.

                                   AGREEMENT

   The parties to this Agreement agree as follows:

SECTION 1. Description of Transaction.

   1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

   1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

   1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward llp, 4365 Executive Drive, Suite 1100, San Diego, California 92121 at 8:00 a.m. on a date to be designated by Parent which shall not be more than 20 business days after the date on which the condition set forth in
Section 6.3 is satisfied (or waived by Parent); provided, however, that if any condition set forth in Section 6 or 7 has not been satisfied as of the date so designated by Parent, then Parent may, by delivering a written extension notice to the Company, extend the time of the Closing for a period of up to 60 days. (The time and date as of which the Closing is required to take place pursuant to this Section 1.3, as such time and date may be extended by Parent in accordance with this Section 1.3, is referred to in this Agreement as the "Scheduled Closing Time," and the date on which the

Closing actually takes place is referred to in this Agreement as the "Closing Date.") Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time such certificate of merger is filed with the Secretary of State of the State of Delaware (the "Effective Time"). Parent shall give at least four business days advance notice to the Company of the scheduled Closing Date.

   1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

   (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

   (b) the Bylaws of the Surviving Corporation immediately after the Effective Time shall be the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

   (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals listed on Exhibit C.
   1.5 Conversion of Shares.

   (a) By action of the holders of a majority of the outstanding shares of Series A preferred stock of the Company, each share of Series A Preferred Stock of the Company outstanding immediately prior to the Effective Time shall be converted into that number of shares of Company Common Stock into which one share of Series A Preferred Stock of the Company is convertible immediately prior to the Effective Time.

   (b) Subject to Sections 1.8(a), 1.9 and 1.10, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

     (i) each share of Company Common Stock outstanding immediately prior to the Effective Time (other than such shares described in Section 1.5(b)(ii)) shall be converted into the right to receive that fraction of a share of the common stock of Parent ("Parent Common Stock") equal to the "Applicable Fraction" (as defined in Section 1.5(c)(i)), it being understood that certain of the shares of Parent Common Stock issuable pursuant to this
  Section 1.5(b)(i) shall be held in escrow in accordance with Section 1.10;

     (ii) each share of Company Common Stock outstanding immediately prior to the Effective Time that is (A) held by the Company as treasury stock or (B) owned by Parent or any Subsidiary of Parent shall be cancelled, and no payment shall be made with respect thereto;

     (iii) each share of the common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

   (c) For purposes of this Agreement:

     (i) The "Applicable Fraction" shall be the fraction: (A) having a numerator equal to the Parent Merger Shares (as defined in Section 1.5(c)(ii)), and (B) having a denominator equal to the Fully Diluted Company Share Amount (as defined in Section 1.5(c)(iv). If, between the date that the Merger Share Price (as defined in Section 1.5(c)(iii)) is determined and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, then the Applicable Fraction shall be correspondingly adjusted.

     (ii) The "Parent Merger Shares" shall be the number of shares of Parent Common Stock determined by dividing $300,000,000 by the Merger Share Price; provided, however, that in no event shall the number of Parent Merger Shares exceed 2,250,000; and provided further that in no event shall the number of

  Parent Merger Shares be less than 1,750,000. If, between the date of this Agreement and the date that the Merger Share Price is determined, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, then the maximum and minimum number of Parent Merger Shares set forth in the preceding sentence shall be correspondingly adjusted.

     (iii) The "Merger Share Price" shall be the average of the closing sales price of one share of Parent Common Stock as quoted on the Nasdaq on each of the five consecutive trading days immediately preceding the date that the Form S-4 Registration Statement (as defined in Section 5.2(a)) is declared effective by the SEC.

     (iv) The "Fully Diluted Company Share Amount" shall be the sum of (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including the aggregate number of shares of Company Common Stock into which the shares of Series A preferred stock of the Company outstanding immediately prior to the Effective Time have converted, any shares of Company Common Stock that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other agreement, and any shares of Company Common Stock described in Section 1.5(b)(ii)), (B) the aggregate number of shares of Company Common Stock issuable pursuant to all Company Options outstanding immediately prior to the Effective Time, and (C) the aggregate number of shares of Company Common Stock issuable pursuant to warrants, options, convertible securities and any other rights to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time.

     (v) The "Merger Consideration" receivable by a holder of capital stock of the Company shall consist of (A) the shares of Parent Common Stock issuable to such holder in accordance with Section 1.5(b) upon the surrender of the certificate or certificates representing capital stock of the Company held by such holder and (B) the right of such holder to receive cash in lieu of fractional shares of Parent Common Stock in accordance with
  Section 1.8(a).

   (d) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

   1.6 Employee Stock Options. At the Effective Time, each then outstanding Company Option (as defined in Section 2.3(b)) and each other outstanding option to purchase Common Stock of the Company issued in accordance with the terms of this Agreement, whether vested or unvested, shall be assumed by Parent in accordance with the terms (as in effect as of the date of this Agreement) of such Company Stock Option Plan under which such Company Option was issued and the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under outstanding Company Options shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time, (a) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (b) the number of shares of Parent Common Stock subject to each such assumed Company Option shall be equal to the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time multiplied by the Applicable Fraction, rounded down to the nearest whole number of shares of Parent Common Stock, (c) the per share exercise price for the Parent Common Stock issuable upon exercise of each such assumed Company Option shall be determined by dividing the exercise price per share of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Applicable Fraction, and rounding the resulting exercise price up to the nearest whole cent, and (d) except as set forth in Part 1.6(d) of the Company Disclosure Schedule, all restrictions on the exercise of each such assumed Company Option shall continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided however, that each such assumed Company Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by Parent after the Effective Time. The Company and Parent shall take all action that may be necessary (under the Company Stock Option Plan and otherwise) to effectuate the provisions of this Section 1.6.

   1.7 Closing of the Company's Transfer Books. At the Effective Time, holders of certificates representing shares of capital stock of the Company that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock of the Company outstanding immediately prior to the Effective Time. No further transfer of any such shares of capital stock of the Company shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of capital stock of the Company (a "Company Stock Certificate") is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

   1.8 Exchange of Certificates.

   (a) As soon as practicable after the Effective Time, Parent will send to each of the registered holders of Company Stock Certificates a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate to Parent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by Parent, Parent shall (i) deliver to the holder of such Company Stock Certificate a certificate representing 90% of the number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.5, and (ii) deliver to the Escrow Agent under the Escrow Agreement (as defined below) on behalf of such holder a certificate in the name of the Escrow Agent representing 10% of the number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.5, provided that the certificates representing Parent Common Stock to be delivered to the holder of a Company Stock Certificate under clause (i) above and to the Escrow Agent under clause (ii) above shall, in each case, represent only whole shares of Parent Common Stock and in lieu of any fractional shares to which such holder would otherwise be entitled, after combining any fractional interests of such holder into as many whole shares as is possible, the holder of such Company Stock Certificate shall be paid in cash an amount equal to the sum of (1) the dollar amount (rounded to the nearest whole cent) determined by multiplying the Closing Sales Price (as defined below) by the fraction of a share of Parent Common Stock that would otherwise be deliverable to such holder under clause (i) above and (2) the dollar amount (rounded to the nearest whole cent) determined by multiplying the Closing Sales Price by the fraction of a share of Parent Common Stock that would otherwise be deliverable to the Escrow Agent under clause (ii) above. Notwithstanding the foregoing, a holder of a Company Stock Certificate may elect to deliver cash to the Escrow Agent in lieu of the shares of Parent Common Stock required by Section 1.8(a)(ii) by giving written notice to the Parent at least ten (10) days prior to Closing. Each such holder shall be required to deliver or cause to be delivered to the Escrow Agent no later than the Closing cash equal to the Closing Sales Price multiplied by the number of shares of Parent Common Stock that otherwise would have been delivered to the Escrow Agent with respect to such holder. As used in this Agreement, the "Closing Sales Price" shall mean the closing sales price of one share of Parent Common Stock as quoted on the Nasdaq on the last trading day immediately preceding the Closing Date. All Company Stock Certificates so surrendered shall be canceled. Until surrendered as contemplated by this
Section 1.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration in accordance with this Agreement. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock or the payment of cash in lieu of fractional shares, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.

   (b) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional share shall be paid to any such holder, until such holder surrenders such Company Stock Certificate in accordance with this
Section 1.8 (at which time such holder shall be entitled to receive all such dividends and distributions and such cash payment).

   (c) Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of capital stock of the Company pursuant to this Agreement such amounts as Parent or the Surviving Corporation may be required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

   (d) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of capital stock of the Company for any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

   1.9 Appraisal Rights.

   (a) Notwithstanding anything in this Agreement to the contrary, shares of capital stock of the Company held by a holder who, pursuant to Section 262 of the DGCL or any successor provision, has the right to demand and properly demands an appraisal of such shares of capital stock of the Company ("Dissenting Shares"), shall not be converted into the right to receive Parent Common Stock as set forth in Section 1.5, unless such holder fails to perfect or otherwise loses such holder's right to such appraisal, if any. If, after the Effective Time, such holder fails to perfect or loses any such right to appraisal, such holder's Dissenting Shares shall be treated as having been converted as of the Effective Time into the right to receive the Merger Consideration. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in
Section 262 of the DGCL or any successor provision and as provided in the immediately preceding sentence. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of shares of capital stock of the Company and the opportunity to participate in all negotiations and proceedings with respect to any such demand. Except to the extent otherwise required by the DGCL, the Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

   1.10 Escrow of Parent Common Stock. Upon the Closing, (i) on behalf of the holders of the Company's Stock Certificates, Parent shall deliver the shares of Parent Common Stock to be delivered to the Escrow Agent pursuant to Section 1.8(a)(ii) (the "Escrow Shares") to Harris Trust Company of California as escrow agent (the "Escrow Agent"), and (ii) any holder of a Company Stock Certificate electing to fund the escrow obligation with cash rather than Escrow Shares pursuant to Section 1.8, shall deliver such cash to the Escrow Agent (the "Escrow Cash"). The Escrow Agent shall hold the Escrow Shares and the Escrow Cash (collectively, the "Escrow Fund") as collateral to secure the rights of the Indemnitees under Section 9 hereof. The Escrow Fund shall be held pursuant to the provisions of an escrow agreement substantially in the form of Exhibit D (the "Escrow Agreement"). The Escrow Shares will be represented by a certificate or certificates issued in the name of the Escrow Agent and the Escrow Cash shall be held in an interest-bearing account. The Escrow Fund shall be held by the Escrow Agent for a period of one year from the Closing Date (the "Escrow

Period"); provided, however that in the event any Indemnitee has made a claim under Section 9 prior to the end of the Escrow Period, then the Escrow Period shall continue until such claim is fully and finally resolved. In the event that this Agreement is adopted by the Company's stockholders, then all such stockholders shall, without any further act of any Company stockholder, be deemed to have consented to and approved (i) the use of the Escrow Fund as collateral to secure the rights of the Indemnitees under Section 9 in the manner set forth herein and in the Escrow Agreement, and (ii) the appointment of the Company Stockholders' Representative (as defined in Section 10.1) as the representative under the Escrow Agreement of the Persons receiving Merger Consideration under this Agreement and as the attorney-in-fact and agent for and on behalf of each such Person (other than holders of Dissenting Shares).

   1.11 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

   1.12 Accounting Treatment. For accounting purposes, the Merger is intended to be treated as a "purchase."

   1.13 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2. Representations and Warranties of the Company

   The Company represents and warrants, to and for the benefit of the Indemnitees, as follows:

   2.1 Due Organization; No Subsidiaries; Etc.

   (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts.

   (b) Except as set forth in Part 2.1(b) of the Company Disclosure Schedule, the Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name "YuniNetworks, Inc."

   (c) The Company is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 2.1(c)(i) of the Company Disclosure Schedule, except where the failure to be so qualified, authorized, registered or licensed has not had and will not have a Material Adverse Effect on the Company. The Company is in good standing as a foreign corporation in each of the jurisdictions identified in Part 2.1(c)(ii) of the Company Disclosure Schedule.

   (d) Part 2.1(d) of the Company Disclosure Schedule accurately sets forth (i) the names of the members of the Company's board of directors, (ii) the names of the members of each committee of the Company's board of directors, and (iii) the names and titles of the Company's officers.

   (e) The Company does not own any controlling interest in any Entity and, except for the equity interests identified in Part 2.1(e) of the Company Disclosure Schedule, the Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. The Company has not agreed and is not obligated to make any future investment in or capital contribution to any

Entity. The Company has not guaranteed and is not responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity interest.

   2.2 Certificate of Incorporation and Bylaws; Records. The Company has delivered to Parent accurate and complete copies of: (1) the Company's certificate of incorporation and bylaws, including all amendments thereto; (2) the stock records of the Company; and (3) except as set forth in Part 2.2 of the Company Disclosure Schedule, the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company. There have been no formal meetings or other proceedings of the stockholders of the Company, the board of directors of the Company or any committee of the board of directors of the Company that are not fully reflected in such minutes or other records. There has not been any material violation of any of the provisions of the Company's certificate of incorporation or bylaws, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors. The books of account, stock records, minute books and other records of the Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

   2.3 Capitalization, Etc.

   (a) The authorized capital stock of the Company consists of: (i) 35,000,000 shares of Common Stock ($.001 par value per share), of which 11,870,833 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 15,000,000 shares of Preferred Stock ($.001 par value per share), 11,000,000 of which have been designated "Series A preferred stock," all of which have been issued and are outstanding as of the date of this Agreement. As of the date hereof and as of the Effective Time, each outstanding share of Series A Preferred Stock of the Company is and shall be convertible into one share of Company Common Stock. All of the outstanding shares of Company Common Stock, and Series A preferred stock of the Company have been duly authorized and validly issued, and are fully paid and non-assessable. All outstanding shares of Company Common Stock, and Series A preferred stock of the Company, and all outstanding Company Options, have been issued and granted in compliance with
(i) all applicable securities laws and other applicable Legal Requirements, and
(ii) all requirements set forth in applicable Contracts. Part 2.3(a) of the Company Disclosure Schedule provides an accurate and complete description of the terms of each repurchase option which is held by the Company and to which any shares of capital stock of the Company is subject.

   (b) The Company has reserved 3,387,500 shares of Company Common Stock for issuance under the Company Stock Option Plan, of which options to purchase 1,584,800 shares are outstanding as of the date of this Agreement. Part 2.3(b) of the Company Disclosure Schedule accurately sets forth, with respect to each option to purchase Common Stock of the Company outstanding as of the date hereof (whether vested or unvested) (the "Company Options"): (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (iii) the date on which such Company Option was granted and the term of such Company Option; (iv) the vesting schedule for such Company Option; (v) the exercise price per share of Company Common Stock purchasable under such Company Option; and (vi) whether such Company Option has been designated an "incentive stock option" as defined in Section 422 of the Code. Except as set forth in Part 2.3(b) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of the Company; or (iv) to the knowledge of the Company, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

   (c) The Company has no Subsidiaries.

   (d) Except as set forth in Part 2.3(d) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities of the Company. All securities so reacquired by the Company were reacquired in compliance with (i) the applicable provisions of the DGCL and all other applicable Legal Requirements, and (ii) all requirements set forth in applicable restricted stock purchase agreements and other applicable Contracts.

   2.4 Financial Statements.

   (a) The Company has delivered to Parent the following financial statements and notes (collectively, the "Company Financial Statements"):

     (i) The unaudited balance sheets of the Company as of December 31, 1999, and the related unaudited profit and loss statements and statement of cash flows of the Company for the period from inception to December 31, 1999; and

     (ii) the unaudited balance sheet of the Company as of March 31, 2000 (the "Unaudited Interim Balance Sheet"), and the related unaudited profit and loss statement of the Company for the three months then ended.

   (b) The Company Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Company as of the respective dates thereof and the results of operations and (in the case of the financial statements referred to in Section 2.4(a)(i)) cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared substantially in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude).

   2.5 Absence of Changes. Except as set forth in Part 2.5 of the Company Disclosure Schedule, since March 31, 2000:

   (a) there has not been any material adverse change in the Company's business, condition, assets, liabilities, operations, financial performance or prospects, and, to the knowledge of the Company, no event has occurred that will, or could reasonably be expected to, have a Material Adverse Effect on the Company;

   (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company's assets (whether or not covered by insurance);

   (c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock of the Company, and has not repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities of the Company;

   (d) the Company has not sold, issued or authorized the issuance of (i) any capital stock or other securities of the Company (except for Company Common Stock issued upon the exercise of outstanding Company Options), (ii) any option or right to acquire any capital stock or any other securities of the Company (except for Company Options described in Part 2.3 of the Company Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other securities of the Company;

   (e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any Company Stock Option Plan, (ii) any provision of any agreement evidencing any outstanding Company Option, (iii) any restricted stock purchase agreement, or
(iv) any employment agreement;

   (f) there has been no amendment to the Company's certificate of incorporation or bylaws, and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

   (g) the Company has not formed any subsidiary or acquired any equity interest or other interest in any other Entity;

   (h) the Company has not made any capital expenditure which, when added to all other capital expenditures made on behalf of the Company since March 31, 2000, exceeds $50,000;

   (i) the Company has not (i) entered into or permitted any of the assets owned or used by it to become bound by any Contract that is or would constitute a Material Contract (as defined in Section 2.10(a)), or
(ii) amended or prematurely terminated, or waived any material right or remedy under, any such Contract;

   (j) the Company has not (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company's past practices;

   (k) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

   (l) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company's past practices;

   (m) the Company has not (i) lent money to any Person (other than pursuant to routine travel advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any indebtedness for borrowed money;

   (n) the Company has not (i) established or adopted any Employee Benefit Plan, (ii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hired any new employee;

   (o) the Company has not changed any of its methods of accounting or accounting practices in any respect;

   (p) the Company has not made any Tax election;

   (q) the Company has not commenced or settled any Legal Proceeding;

   (r) the Company has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices, other than entering into this Agreement and the agreements and transactions contemplated hereby; and

   (s) the Company has not agreed or committed to take any of the actions referred to in clauses "(c)" through "(r)" above.

   2.6 Title to Assets.

   (a) The Company owns, and has good, valid and marketable title to, all assets purported to be owned by it, including: (i) all assets reflected on the Unaudited Interim Balance Sheet; (ii) all assets referred to in Parts 2.1, 2.7 and 2.9 of the Company Disclosure Schedule and all of the Company's rights under the Material Contracts; and (iii) all other assets reflected in the Company's books and records as being owned by the

Company. Except as set forth in Part 2.6(a) of the Company Disclosure Schedule, all of said assets are owned by the Company free and clear of any liens or other Encumbrances, except for (x) any lien for current taxes not yet due and payable, and (y) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.

   (b) Part 2.6(b) of the Company Disclosure Schedule identifies all assets that are material to the business of the Company and that are being leased or licensed to or by the Company. All such leases and licenses are valid and enforceable against the parties thereto.

   2.7 Bank Accounts; Receivables.

   (a) Part 2.7(a) of the Company Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution including the name of the bank or financial institution, the account number and the balance as of the date hereof.

   (b) Part 2.7(b) of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of March 31, 2000. Except as set forth in
Part 2.7(b) of the Company Disclosure Schedule, all existing accounts receivable of the Company (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since March 31, 2000 and have not yet been collected) (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current and, to the Company's knowledge, are collectible in full when due, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed $20,000 in the aggregate).

   2.8 Equipment; Leasehold.

   (a) All material items of equipment and other tangible assets owned by or leased to the Company are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company's business in the manner in which such business is currently being conducted.

   (b) The Company does not own any real property or any interest in real property, except for the leasehold created under the real property lease identified in Part 2.10 of the Company Disclosure Schedule.

   2.9 Proprietary Assets.

   (a) Part 2.9(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by the Company and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of all other Proprietary Assets owned by the Company that are material to the business of the Company. Part 2.9(a)(iii) of the Company Disclosure Schedule identifies and provides a brief description of, and identifies any ongoing royalty or payment obligations in excess of $10,000 with respect to, each Proprietary Asset that is licensed or otherwise made available to the Company by any Person (the "Licensed Assets") and is material to the business of the Company, and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to the Company. The Company has good, valid and marketable title to all of the Company Proprietary Assets other than Licensed Assets, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable, and (ii) minor liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company. The Company has a valid right to use, license and otherwise exploit all Licensed Assets and, except as set forth in Part 2.9(a)(iii) of the Company Disclosure Schedule, any rights thereunder will not be affected by the Company entering into this Agreement and the agreements and transactions contemplated hereby. Except as set forth in Part 2.9(a)(iv) of the Company Disclosure Schedule, the Company has not developed jointly with any other Person any Company Proprietary Asset that is material to the business of the Company with respect to which such other Person has any rights. Except as set forth in Part 2.9(a)(v) of the Company Disclosure Schedule, there is no Company Contract (with the exception of end user license agreements in the form previously delivered by the Company to Parent) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Company Proprietary Asset.

   (b) The Company has taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Company Proprietary Assets (except Company Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 2.9(b) of the Company Disclosure Schedule, (i) all current and former employees of the Company who are or were involved in, or who have contributed to, the creation or development of any material Company Proprietary Asset have executed and delivered to the Company an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Proprietary Information and Inventions Agreement previously delivered by the Company to Parent, and (ii) all current and former consultants and independent contractors to the Company who are or were involved in, or who have contributed to, the creation or development of any material Company Proprietary Asset have executed and delivered to the Company an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Proprietary Information and Inventions Agreement or equivalent previously delivered to Parent. No current or former employee, officer, director, stockholder, consultant or independent contractor of or to the Company has any right, claim or interest in or with respect to any Company Proprietary Asset.

   (c) To the knowledge of the Company: (i) all patents, trademarks, service marks and copyrights held by the Company are valid, enforceable and subsisting;
(ii) none of the Company Proprietary Assets and no Proprietary Asset that is currently being developed by the Company (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by the Company is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, the Company has all rights and licenses reasonably necessary in order to make, have made, use or sell these products to an unlimited number of parties, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, and the Company has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (iv) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Company Proprietary Asset.

   (d) The Company Proprietary Assets constitute all the Proprietary Assets necessary to enable the Company to conduct its business in the manner in which such business has been and is being conducted. The Company has not (i) licensed any of the material Company Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any material Company Proprietary Assets or to transact business in any market or geographical area or with any Person.

   (e) Except as set forth in Part 2.9(e)(i) of the Company Disclosure Schedule, the Company has not disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, of any Company Source Code. To the Company's knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of any Company Source Code. Part 2.9(e)(ii) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has deposited or is required to deposit with an escrowholder or any other Person any Company Source Code, and further describes whether the execution of this Agreement or the consummation of any of the transactions contemplated hereby could reasonably be expected to result in the release or disclosure of any Company Source Code.

   (f) To the Company's knowledge, except with respect to demonstration or trial copies, no product, system, program or software module designed, developed, sold, licensed or otherwise made available by the Company to any Person contains any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

   2.10 Contracts.

   (a) Part 2.10(a) of the Company Disclosure Schedule identifies:

     (i) each Company Contract relating to the employment of, or the performance of services by, any employee, consultant or independent contractor;

     (ii) each Company Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Proprietary Asset;

     (iii) each Company Contract imposing any restriction on the Company's right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or
  (C) develop or distribute any technology;

     (iv) each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

     (v) each Company Contract relating to the acquisition, issuance or transfer of any securities;

     (vi) each Company Contract relating to the creation of any Encumbrance with respect to any asset of the Company;

     (vii) each Company Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

     (viii) each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

     (ix) each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.18);

     (x) each Company Contract constituting or relating to a Government Contract or Government Bid;

     (xi) any other Company Contract that was entered into outside the ordinary course of business or was inconsistent with the Company's past practices;

     (xii) any other Company Contract that has a term of more than 60 days and that may not be terminated by the Company (without penalty) within 60 days after the delivery of a termination notice by the Company;

     (xiii) any other Company Contract that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $10,000 in the aggregate, or (B) the purchase or sale of any product, or performance of services by or to the Company having a value in excess of $10,000 in the aggregate; and

     (xiv) each Company Contract constituting a commitment of any Person to purchase products (including products in development) of the Company.

   (Company Contracts in the respective categories described in clauses "(i)" through "(xiv)" above are referred to in this Agreement as "Material Contracts.")

   (b) The Company has delivered to Parent accurate and complete copies of all written Material Contracts, including all amendments thereto. Part 2.10(b) of the Company Disclosure Schedule provides an accurate description of the terms of each Material Contract that is not in written form. Each Contract identified in Part 2.10(a) and Part 2.10(b) of the Company Disclosure Schedule is valid and in full force and effect, and, to the knowledge of the Company, is enforceable by the Company in accordance with its terms.

   (c) Except as set forth in Part 2.10(c) of the Company Disclosure Schedule:

     (i) the Company has not violated or breached, or committed any default under, any Company Contract, and, to the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract;

     (ii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Company Contract, (B) give any Person the right to declare a default or exercise any remedy under any Company Contract, (C) give any Person the right to accelerate the maturity or performance of any Company Contract, or (D) give any Person the right to cancel, terminate or modify any Company Contract;

     (iii) since the Company's inception, the Company has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Company Contract; and

     (iv) the Company has not waived any of its material rights under any Material Contract.

   (d) No Person is renegotiating, or has a right pursuant to the terms of any Company Contract to renegotiate, any amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.

   (e) The Material Contracts collectively constitute all of the Contracts necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted.

   (f) Part 2.10(f) of the Company Disclosure Schedule identifies and provides a brief description of each proposed Material Contract as to which any bid, offer, award, written proposal, term sheet or similar document has been submitted or received by the Company since inception.

   (g) Part 2.10(g) of the Company Disclosure Schedule provides an accurate description and breakdown of the Company's backlog under Company Contracts.

   2.11 Liabilities; Fees, Costs and Expenses.

   (a) The Company has no accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (i) liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued salaries that have been incurred by the Company since March 31, 2000 in the ordinary course of business and consistent with the Company's past practices;
(iii) liabilities under the Material Contracts, to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Company Contracts; and (iv) the liabilities identified in Part 2.11(a) of the Company Disclosure Schedule.

   (b) The total amount of all fees, costs and expenses incurred by or for the benefit of the Company in connection with (a) the due diligence conducted by the Company with respect to the Merger, (b) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement and the obtaining of any Consent required to be obtained in connection with any transactions contemplated hereby, do not in the aggregate exceed $150,000.

   2.12 Compliance with Legal Requirements. The Company is, and has at all times since its inception been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and will not have a Material Adverse Effect on the Company. Except as set forth in Part 2.12 of the Company Disclosure Schedule, since its inception the Company has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

   2.13 Governmental Authorizations. Part 2.13 of the Company Disclosure
Schedule identifies each material Governmental Authorization held by the Company, and the Company has delivered to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule. The Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. The Company is, and at all times since its inception has been, in substantial compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule. Since the date of its inception, the Company has not received any notice or other communication from any Governmental Body regarding
(a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

   2.14 Tax Matters.

   (a) All Tax Returns required to be filed by or on behalf of the Company with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Company Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and
(ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Company Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Company has delivered to Parent accurate and complete copies of all Company Returns filed which have been requested by Parent.

   (b) The Company Financial Statements fully accrue all actual and contingent liabilities for unpaid Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. The Company will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all unpaid Taxes for the period from March 31, 2000 through the Closing Date, and the Company will disclose the dollar amount of such reserves to Parent on or prior to the Closing Date.

   (c) No Company Return relating to income Taxes has ever been examined or audited by any Governmental Body. Except as set forth in Part 2.14(c) of the Company Disclosure Schedule, there have been no examinations or audits of any Company Return. The Company has delivered to Parent accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to the Company Returns. Except as set forth in Part 2.14(c) of the Company Disclosure Schedule, no extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from the Company.

   (d) Except as set forth in Part 2.14(d) of the Company Disclosure Schedule, no claim or Proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to the Company in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Company with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of the Company except liens for current Taxes not yet due and payable. The Company has not entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. The Company has not been, and the Company will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

   (e) Except as set forth in Part 2.14(e) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Company that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any material amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. The Company is not, and has never been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

   2.15 Employee and Labor Matters; Benefit Plans.

   (a) Part 2.15(a) of the Company Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement (collectively, the "Plans") sponsored, maintained, contributed to or required to be contributed to by the Company for the benefit of any employee of the Company ("Employee"), except for Plans which would not require the Company to make payments or provide benefits having a value in excess of $25,000 in the aggregate. Part 2.15(a) of the Company Disclosure Schedule sets forth the citizenship status of every employee of the Company (whether such employee is a United States citizen or otherwise) and, with respect to non-United States citizens, identifies the visa or other similar permit under which such employee is working for the Company and the dates of issuance and expiration of such visa or other similar permit.

   (b) Except as set forth in Part 2.15(b) of the Company Disclosure Schedule, the Company does not maintain, sponsor or contribute to, and, to the knowledge of the Company, has not at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of Employees or former Employees (a "Pension Plan").

   (c) The Company maintains, sponsors or contributes only to those employee welfare benefit plans (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of Employees or former Employees which are described in Part 2.15(c) of the Company Disclosure Schedule (the "Welfare Plans"), none of which is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

   (d) With respect to each Plan, the Company has delivered to Parent:

     (i) an accurate and complete copy of such Plan (including all amendments thereto);

     (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Plan for the last two years;

     (iii) an accurate and complete copy of the most recent summary plan description, together with each Summary of Material Modifications, if required under ERISA, with respect to such Plan, and all material written employee communications relating to such Plan;

     (iv) if such Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof;

     (v) accurate and complete copies of all Contracts relating to such Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and

     (vi) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Plan (if such Plan is intended to be qualified under Section 401(a) of the Code).

   (e) The Company is not required to be, and, to the knowledge of the Company, has never been required to be, treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code. The Company has never been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. To the knowledge of the Company, the Company has never made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

   (f) The Company does not have any plan or commitment to create any additional Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with applicable law) in a manner that would affect any Employee.

   (g) Except as set forth in Part 2.15(g) of the Company Disclosure Schedule, no Welfare Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former Employee after any such Employee's termination of service (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to Section 4980B of the Code, (ii) deferred compensation benefits accrued as liabilities on the Unaudited Interim Balance Sheet, and (iii) benefits the full cost of which are borne by current or former Employees (or the Employees' beneficiaries)).

   (h) With respect to each of the Welfare Plans constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of
Section 4980B of the Code ("COBRA") have been complied with in all material respects.

   (i) Each of the Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including but not limited to ERISA and the Code.

   (j) Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked.

   (k) Except as set forth in Part 2.15(k) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former Employee or director of the Company (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

   (l) Part 2.15(l) of the Company Disclosure Schedule contains a list of all salaried employees of the Company as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. The Company is not a party to any collective bargaining contract or other Contract with a labor union involving any of its Employees. All of the Company's employees are "at will" employees.

   (m) Part 2.15(m) of the Company Disclosure Schedule identifies each Employee who is not fully available to perform work because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

   (n) The Company is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

   (o) Except as set forth in Part 2.15(o) of the Company Disclosure Schedule, the Company has good labor relations, and has no reason to believe that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the Company's labor relations, or (ii) any of the Company's employees intends to terminate his or her employment with the Company.

   2.16 Environmental Matters. The Company is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law, and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company's compliance with any Environmental Law in the future. To the knowledge of the Company, no current or prior owner of any property leased or controlled by the Company has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law. All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in
Part 2.16 of the Company Disclosure Schedule. (For purposes of this Section 2.16: (i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

   2.17 Insurance. Part 2.17 of the Company Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of the Company and identifies any material claims made thereunder, and the Company has delivered to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Company Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Company Disclosure Schedule is in full force and effect. Since the Company's inception, the Company has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

   2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Company Disclosure Schedule: (a) no Related Party has, and no Related Party has at any time since the Company's inception had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company; (b) no Related Party is, or has at any time since the Company's inception been, indebted to the Company; (c) since the Company's inception, no Related Party has entered into, or has had any direct or indirect financial interest in, any material Contract, transaction or business dealing involving the Company;
(d) to the knowledge of the Company, no Related Party is competing, or has at any time since the Company's inception competed, directly or indirectly, with the Company; and (e) no Related Party has any claim or right against the Company (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company). (For purposes of this Section 2.18 each of the following shall be deemed to be a "Related Party": (i) each individual who is, or who has at any time since the Company's inception been, an officer or director of the Company; (ii) each member of the immediate family of each of the individuals referred to in clause "(i)" above; and (iii) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses "(i)" and "(ii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

   2.19 Legal Proceedings; Orders.

   (a) Except as set forth in Part 2.19 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and to the knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, except as set forth in Part 2.19(a) of the Company Disclosure Schedule, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

   (b) Except as set forth in Part 2.19(b) of the Company Disclosure Schedule, no Legal Proceeding has ever been commenced by or has ever been pending against the Company.

   (c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject. To the knowledge of the Company, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company's business.

   2.20 Authority; Binding Nature of Agreement. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors and this Agreement and the Merger have been unanimously approved by the board of directors of the Company. The affirmative vote of (i) a majority of the shares of Company Common Stock and Series A preferred stock of the Company, voting together as a single class (on an as-converted-basis), that are outstanding on the first date on which a signed written consent of a Company stockholder approving this Agreement is received by the Company, and (ii) a majority of the shares of Series A preferred stock of the Company, voting as a separate class (on an as-converted-basis), that are outstanding on the first date on which a signed written consent of a Company stockholder approving this Agreement is received by the Company, is the only vote of the stockholders of the Company needed to approve and adopt this Agreement and approve the Merger and the transactions contemplated hereby (the "Required Company Stockholder Vote"). This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   2.21 Non-Contravention; Consents. Except as set forth in Part 2.21 of the Company Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

   (a) contravene, conflict with or result in a violation of (i) any of the provisions of the Company's certificate of incorporation or bylaws, or (ii) any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors;

   (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;

   (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company's business or to any of the assets owned or used by the Company;

   (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Company Contract, (ii) accelerate the maturity or performance of any such Company Contract, or (iii) cancel, terminate or modify any such Company Contract; or

   (e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

   Except as set forth in Part 2.21 of the Company Disclosure Schedule, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

   2.22 Customers. Part 2.22 of the Company Disclosure Schedule identifies each Person that has committed (whether orally or in writing and whether pursuant to an agreement or purchase order or otherwise) to purchase existing products or services or products or services being developed by the Company, and sets forth for each such Person the quantities or amounts of such products or services that such Person has committed to purchase (the "Purchase Commitments") and whether such commitment is oral or written. The Company has provided to Parent true and complete copies of all documents evidencing such Purchase Commitments. All such Purchase Commitments are in full force and effect, have not been withdrawn, amended, modified or terminated and are enforceable by the Company and, upon consummation of the Merger, will be enforceable by Parent, against the other party to such Purchase Commitments. To the Company's knowledge, no fact, condition or circumstance exists that would give any party the right to withdraw, amend, modify or terminate any Purchase Commitment. No Person has given any notice to the Company, and the Company has no reason to believe, that any Person intends to withdraw, amend, modify or terminate any Purchase Commitment.

   2.23 Product Development. Part 2.23 of the Company Disclosure Schedule sets forth for each product or service being developed by or on behalf of the Company a true and correct development status, including the dates on which the development of each such product or service is anticipated to be completed. To the knowledge of the Company, no fact, condition or circumstance exists that would materially impair or delay the development of any such products or services. The Company has not entered into any agreement which restricts its right to make, have made, use or sell to an unlimited number of third parties any products currently contemplated by, designed by or designed on behalf of the Company.

   2.24 Full Disclosure.

   (a) This Agreement (including the Disclosure Schedule) does not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact or necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

   (b) The information supplied or to be supplied by the Company for inclusion in the Information Statement will not, as of the date such information is supplied or as of the date the Required Company Stockholder Vote is obtained,
(i) contain any statement that is inaccurate or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make such information (in the light of the circumstances under which it is provided) not false or misleading.

   2.25 Section 83(b) Elections. To the knowledge of the Company, all individuals who have purchased shares of Company Common Stock under agreements that provide for the vesting of such shares have filed timely elections under
Section 83(b) of the Code.

SECTION 3. Representations and Warranties of Parent and Merger Sub.

   Parent and Merger Sub represent and warrant to the Company as follows:

   3.1 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power required to conduct its business as now conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a material adverse effect on Parent's business, financial condition or results of operations.

   3.2 Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement (including the contemplated issuance of Parent Common Stock in the Merger in accordance with this Agreement) have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of Parent's stockholders is needed to adopt this Agreement or approve the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

   3.3 Capitalization. The authorized capital stock of Parent consists of: (i) 180,000,000 shares of Common Stock ($.01 par value per share), of which 122,034,634 shares have been issued and are outstanding as of April 14, 2000; and (ii) 2,000,000 shares of Preferred Stock ($.01 par value per share), none of which have been issued and are outstanding as of April 14, 2000. 26,899,463 shares of Parent Common Stock are reserved for issuance under Parent's 1992 Stock Option Plan, of which options to purchase 17,080,041 shares are outstanding as of April 14, 2000, 791,666 shares of Parent Common Stock are reserved for issuance under Parent's 1997 Directors' Stock Option Plan, of which options to purchase 391,666 shares are outstanding as of April 14, 2000, 2,664 shares of Parent Common Stock are reserved for issuance under Parent's 1982 Employee Incentive Stock Option Plan, of which options to purchase 2,664 shares are outstanding as of April 14, 2000, 1,865,536 shares of Parent Common Stock are reserved for issuance under Parent's Cimaron 1998 Stock Incentive Plan, of which options to purchase 247,328 shares are outstanding as of April 14, 2000, 8,000,000 shares of Parent Common Stock are reserved for issuance under Parent's 2000 Equity Incentive Plan, of which options to purchase 2,916,650 shares are outstanding as of April 14, 2000, and 53,328 shares of Parent Common Stock are reserved for issuance under various stock option agreements outstanding as of April 14, 2000. In addition, Parent has reserved 24,504 shares of Parent Common Stock for issuance under the

1997 Employee Stock Purchase Plan and has reserved 1,244,856 shares of Parent Common Stock for issuance under the 1998 Employee Stock Purchase Plan. Except as set forth above and pursuant to this Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) Contract under which Parent is or may become obligated to sell or otherwise issue any shares of capital stock or any other securities of Parent.

   3.4 SEC Filings; Financial Statements.

   (a) Parent has delivered to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by Parent with the SEC between January 1, 1999 and April 5, 2000 (the "Parent SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to April 5, 2000, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such consolidated financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations of Parent for the periods covered thereby.

   3.5 No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub are not prohibited by, and will not violate or conflict with, any provision of the certificate of incorporation or bylaws of Parent or Merger Sub.

   3.6 Valid Issuance. Subject to Section 1.5(d), the shares of Parent Common Stock to be issued pursuant to Section 1.5(b) will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

SECTION 4. Certain Covenants of the Company

   4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent's Representatives with reasonable access to the Company's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent's Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request.

   4.2 Operation of the Company's Business. During the Pre-Closing Period:

   (a) the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement, except for activities necessary or appropriate for the consummation of the transactions contemplated by this Agreement, including taking any action that would result in the acceleration of vesting of restricted stock under any existing employment agreement;

   (b) the Company shall use its commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Company;

   (c) the Company shall keep in full force and effect all insurance policies identified in Part 2.17 of the Company Disclosure Schedule;

   (d) the Company shall cause its officers to report regularly by phone or in person (but in no event less frequently than weekly) to the Parent's Vice President of Business Development concerning the status of the Company's business;

   (e) the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of the Company, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of the Company (except that the Company may repurchase Company Common Stock from former employees pursuant to the terms of existing restricted stock purchase agreements);

   (f) except as set forth on Part 2.3(b) of the Company Disclosure Schedule, the Company shall not sell, issue or authorize the issuance of (i) any capital stock or other securities of the Company, (ii) any option or right to acquire any capital stock or other securities of the Company, or (iii) any instrument convertible into or exchangeable for any capital stock or other securities of the Company (except that the Company shall be permitted to issue shares of Company Common Stock (x) to employees and directors upon the exercise of Company Options, and (y) upon the conversion of shares of Series A preferred stock of the Company outstanding as of the date of this Agreement);

   (g) the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under, (i) any provision of any Company Stock Option Plan, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any provision of any restricted stock purchase agreement (unless acceleration of vesting is required under any Company Stock Option Plan, Company Option or other agreement);

   (h) the Company shall not amend or permit the adoption of any amendment to the Company's certificate of incorporation or bylaws, or effect or permit the Company to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction (except that the Company may issue shares of Company Common Stock upon the conversion of shares of outstanding Series A Preferred of the Company Stock);

   (i) the Company shall not form any subsidiary or acquire equity interest or other interest in any other Entity;

   (j) except as set forth on Part 4.2(j) of the Company Disclosure Schedule, the Company shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $25,000 per month;

   (k) except as set forth on Part 2.5(i) of the Company Disclosure Schedule, the Company shall not (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract, or (ii) amend or prematurely terminate, or waive any material right or remedy under, any such Contract;

   (l) except as set forth on Part 2.5(j) of the Company Disclosure Schedule, the Company shall not (i) acquire, lease or license any right or other asset from any other Person, (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person, or (iii) waive or relinquish any right, except for assets acquired, leased, licensed or disposed of by the Company pursuant to Contracts that are not Material Contracts;

   (m) the Company shall not (i) lend money to any Person (except that the Company may make routine travel advances to employees in the ordinary course of business), or (ii) incur or guarantee any indebtedness for borrowed money;

   (n) except as set forth in Part 4.2(n) of the Company Disclosure Schedule, the Company shall not (i) establish, adopt or amend any Employee Benefit Plan,
(ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hire any new employee without first obtaining the written consent of Parent, such consent not to be unreasonably withheld;

   (o) the Company shall not change any of its methods of accounting or accounting practices in any material respect;

   (p) the Company shall not make any Tax election;

   (q) the Company shall not commence or settle any material Legal Proceeding;

   (r) the Company shall not agree or commit to take any of the actions described in clauses "(e)" through "(q)" above.

Notwithstanding the foregoing, the Company may take any action described in clauses "(e)" through "(r)" above if Parent gives its prior written consent to the taking of such action by the Company, which consent will not be unreasonably withheld (it being understood that Parent's withholding of consent to any action will not be deemed unreasonable if Parent determines in good faith that the taking of such action would not be in the best interests of Parent or would not be in the best interests of the Company).

   4.3 Notification; Updates to Disclosure Schedule.

   (a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of:

     (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement;

     (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

     (iii) any breach of any covenant or obligation of the Company hereunder;
  and

     (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any condition set forth in Section 6 or Section 7 impossible or unlikely.

   (b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Company Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Company Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Company Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any condition set forth in Section 6 has been satisfied.

   4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and shall not authorize or permit any Representative of the Company to, directly or indirectly:

   (a) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction;

   (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent) relating to or in connection with a possible Acquisition Transaction; or

   (c) consider, entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction.

   The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Transaction. The Company shall promptly notify Parent in writing of any inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Company during the Pre-Closing Period.

SECTION 5. Additional Covenants of the Parties

   5.1 Filings and Consents. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (b) shall use all commercially reasonable efforts to obtain all Consents (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger and the other transactions contemplated by this Agreement. The Company shall (upon request) promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

   5.2 Registration Statement; Information Statement. As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC a registration statement on Form S-4 with respect to the Parent Common Stock to be issued in the Merger (the "Form S-4 Registration Statement"), in which an information statement to be sent to the Company stockholders (the "Information Statement") will be included. Each of Parent and the Company shall use its best efforts to cause the Form S-4 Registration Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company shall promptly furnish to Parent all information concerning the Company and the stockholders of the Company that may be required or reasonably requested in connection with any action contemplated by this Section 5.2. If any event relating to the Company occurs, or if the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

   (a) Prior to the Effective Time, Parent shall use its best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of capital stock of the Company has an address of record on the record date for determining the stockholders entitled to notice of and to vote on this Agreement and the Merger; provided, however, that Parent shall not be required
(i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified, or (ii) to file a general consent to service of process in any jurisdiction.

   (b) The Company shall take all action necessary under all applicable Legal Requirements to solicit the written consent of the stockholders of the Company entitled to vote upon the adoption and approval of this Agreement and the approval of the Merger and will, as promptly as practicable, mail to each holder of capital stock of the Company a copy of the Information Statement, a form of written consent and such other documents as Parent deems are necessary to comply with applicable law or are otherwise reasonably appropriate. The Company shall use its best efforts to ensure that the Required Company Stockholder Vote will be obtained as promptly as practicable (and in any event within 30 days) after the Information Statement is first sent to the stockholders of the Company. The Company shall ensure that the Required Company Stockholder Vote is solicited in compliance with all applicable Legal Requirements.

   (c) The board of directors of the Company shall unanimously recommend that the Company's stockholders adopt and approve this Agreement and approve the Merger. The Information Statement shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company's stockholders adopt and approve this Agreement and approve the Merger. Neither the board of directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the unanimous recommendation of the board of directors of the Company that the Company's stockholders adopt and approve this Agreement and approve the Merger. For purposes of this Agreement, said recommendation of the board of directors of the Company shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous. Notwithstanding the foregoing, but without limiting the Company's liability to Parent for any breach of this Section 5.2(c), no director of the Company shall be held accountable or have any liability, directly or indirectly, for any breach of this covenant to the extent of any contrary recommendation by such director made in reliance on the advice of counsel that the director's fiduciary duties require a contrary recommendation.

   5.3 Public Announcements. During the Pre-Closing Period, (a) the Company shall not (and the Company shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without Parent's prior written consent, and (b) Parent will consult with the Company prior to issuing any press release or making any public statement regarding the Merger provided that nothing herein shall be deemed to prohibit Parent from making any public disclosure Parent deems necessary or appropriate under applicable laws after consultation with counsel.

   5.4 Best Efforts. During the Pre-Closing Period, (a) the Company shall use its best efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis, and (b) Parent and Merger Sub shall use their best efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

   5.5 Tax Matters. At or prior to the filing of the Form S-4 Registration Statement, Parent and the Company shall deliver to Cooley Godward llp and to Gray Cary Ware & Freidenrich llp, the applicable tax representation letters in substantially the forms attached hereto as Exhibit E. Parent and the Company shall use all reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax-free reorganization under Section 368(a) of the Code. Following delivery of the tax representations letters pursuant to the first sentence of this Section 5.5, each of Parent and the Company shall use its reasonable efforts to cause Cooley Godward llp and Gray Cary Ware & Freidenrich llp , respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, as well as those opinions contemplated by Sections 6.5(i) and 7.3(b) hereof, each of such counsel shall be entitled to rely on the tax representation letters described in this Section 5.5.

   5.6 Employment and Noncompetition Agreements.

   (a) Simultaneously with the execution and delivery of this Agreement, Kay Yun, Parent and the Company are executing an Employment and Noncompetition Agreement (the "Kay Yun Employment Agreement") to be effective upon Closing, whereby Kay Yun agrees, among other things, to remain employed by the Company for six (6) months immediately following the Closing and not to compete with or solicit employees from Parent for three (3) years immediately following the Closing.

   (b) Simultaneously with the execution and delivery of this Agreement, Dr. Kenneth Yun, Parent and the Company are executing an Employment and Noncompetition Agreement (the "Dr. Kenneth Yun Employment Agreement") to be effective upon Closing, whereby Dr. Kenneth Yun agrees, among other things, to remain employed by the Company for two (2) years immediately following the Closing and not to compete with or solicit employees from Parent for three (3) years immediately following the Closing.

   (c) Simultaneously with the execution and delivery of this Agreement, Peter Benschop, Jim Lew and Kevin James (together, the "Key Employees") are each executing an Employment and Noncompetition Agreement with Parent and the Company (together, the "Key Employee Employment Agreements") to be effective upon the Closing, whereby each Key Employee agrees, among other things, to remain employed by the Company for two (2) years immediately following the Closing and not to compete with or solicit employees from Parent for a period of time following termination under certain circumstances.

   5.7 Termination of Agreements. Prior to the Closing, the Company and the parties to the agreements listed on Exhibit F shall enter into agreements, reasonably satisfactory in form and content to Parent (and conditioned and effective upon the Closing), terminating all of such parties' rights under such agreements.

   5.8 Employee Retention. Unless Parent receives any contrary recommendations from existing management of the Company, Parent expects that the current employees of the Company will continue to be employees of the Company immediately after the Effective Time. Accordingly, Parent and the Company shall consult with each other with respect to the disclosure of the Merger to the employees of the Company.

   5.9 Release. At the Closing, each of the Company stockholders identified on Exhibit G-1 shall execute and deliver to the Company a Release in the form of Exhibit G-2.

   5.10 Termination of Employee Plans. At the Closing, the Company shall terminate the Company Stock Option Plan and all other employee benefit plans of the Company and shall ensure that no employee or former employee of the Company has any rights under any of such plans and that any liabilities of the Company under such plans (including any such liabilities relating to services performed prior to the Closing) are fully extinguished at no cost to the Company.

   5.11 FIRPTA Matters. At the Closing, (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897- 2(h)(1)(i) of the United States Treasury Regulations, and (b) the Company shall deliver to the Internal Revenue Service the notification required under Section 1.897-2(h)(2) of the United States Treasury Regulations.

SECTION 6. Conditions Precedent to Obligations of Parent and Merger Sub

   The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

   6.1 Accuracy of Representations. Each of the representations and warranties made by the Company in this Agreement and in each of the other agreements and instruments delivered to Parent in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the date of this Agreement (without giving effect to any "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties), and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date (without giving effect to any update to the Company Disclosure Schedule, and without giving effect to any "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, contained or incorporated directly or indirectly in such representations and warranties).

   6.2 Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

   6.3 Stockholder Approval.

   (a) This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and the holders of shares of Company capital stock equivalent to no more than 5% of the Company Common Stock outstanding immediately prior to the Effective Time (assuming the conversion of all Series A preferred stock outstanding immediately prior to the Effective Time) shall be entitled to have such shares treated as Dissenting Shares.

   (b) Any agreement, plan, arrangement or other Contract disclosed pursuant to Part 2.14(e) of the Company Disclosure Schedule shall have been approved by the Company stockholders entitled to vote thereon so as to make all amounts payable thereunder that would not be deductible under Section 280G or Section 162 of the Code absent such approval deductible under the applicable Code section.

   6.4 Consents. All Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in Part 2.21 of the Company Disclosure Schedule) shall have been obtained and shall be in full force and effect.

   6.5 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

   (a) the Kay Yun Employment Agreement executed by Kay Yun;

   (b) the Dr. Kenneth Yun Employment Agreement executed by Dr. Kenneth Yun;

   (c) the Key Employee Employment Agreement executed by the Key Employees;

   (d) a Release in the form of Exhibit G-2, executed by the Company stockholders identified on Exhibit G-1;

   (e) confidential invention and assignment agreements reasonably satisfactory in form and content to Parent executed by all employees and former employees of the Company and by all consultants and independent contractors and former consultants and former independent contractors to the Company who have not already signed such agreements (including the individuals identified in Part 2.9(b)(ii) of the Company Disclosure Schedule);

   (f) estoppel certificates dated as of a date not more than five days prior to the Closing Date and satisfactory in form and content to Parent, executed by each of Highland Corporate Center, Inc., a Delaware corporation, and Petrolsoft Corporation, a California corporation;

   (g) a legal opinion of Gray Cary Ware & Freidenrich llp, dated as of the Closing Date, in the form of Exhibit H;

   (h) a legal opinion of Cooley Godward llp dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, such counsel may rely upon the tax representation letters referred to in Section 5.6);

   (i) written resignations of all directors of the Company, effective as of the Effective Time;

   (j) an Escrow Agreement in the form of Exhibit D, executed by the Company Stockholders' Representative and the Escrow Agent;

   (k) a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company representing and warranting that the conditions set forth in Sections 6.1 and 6.2 have been duly satisfied (the "Company Compliance Certificate"); and

   (l) evidence reasonably satisfactory to Parent of the termination of the agreements listed on Exhibit F.

   6.6 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation (subject to notice of issuance) on the Nasdaq.

   6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

   6.8 No Governmental Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved, and neither Parent nor the Company shall have received any communication from any Governmental Body in which such Governmental Body indicates the possibility of commencing any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries, or the Company or any of its Subsidiaries, any damages or other relief that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or any of its Subsidiaries; or (d) which would materially and adversely affect the right of Parent or the Company or any of its Subsidiaries to own the assets or operate the business of the Company or any of its Subsidiaries.

   6.9 No Other Litigation. There shall not be pending any Legal Proceeding in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that could have a Material Adverse Effect on the Company or any of its Subsidiaries or a material adverse effect on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries, or any of the Company or any of its Subsidiaries, any damages or other relief that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or any of its Subsidiaries; or (d) which would affect adversely the right of Parent or the Company or any of its Subsidiaries to own the assets or operate the business of the Company or any of its Subsidiaries.

   6.10 Termination of Employee Plans. The Company shall have provided Parent with evidence, reasonably satisfactory to Parent, as to the termination of the benefit plans referred to in Section 5.10.

   6.11 FIRPTA Compliance. Parent shall have received the statement referred to in Section 5.11(a) and the Company shall have filed with the Internal Revenue Service the notification referred to in Section 5.11(b).

   6.12 Employees and Consultants of the Company. Each of the employees of the Company listed on Exhibit J shall remain employed by the Company as of the Closing Date; and each of the Company Contracts listed on Exhibit K relating to the employment of, or the performance of services by, any employee, consultant or independent contractor shall remain in full force and effect as of the Closing Date.

   6.13 Assignments. Company shall have obtained assignments to Parent of all intellectual property rights under Company Contracts as required by Parent.

   6.14 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

   6.15 HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

SECTION 7. Conditions Precedent to Obligations of the Company

   The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

   7.1 Accuracy of Representations. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all material respects as of the date of this Agreement (without giving effect to any materiality qualifications or similar qualifications contained or incorporated directly or indirectly in such representations and warranties), and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date (without giving effect to any materiality qualifications or similar qualifications contained or incorporated directly or indirectly in such representations and warranties).

   7.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

   7.3 Documents. The Company shall have received the following documents:

   (a) a legal opinion of Cooley Godward llp, dated as of the Closing Date, in the form of Exhibit I;

   (b) a legal opinion of Gray Cary Ware & Freidenrich llp, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, such counsel may rely upon the tax representation letters referred to in Section 5.6);

   (c) an Escrow Agreement in the form of Exhibit D, executed by Parent and the Escrow Agent; and

   (d) a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent representing and warranting that the conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

   7.4 Stockholder Approval. This Agreement shall have been duly adopted and approved, and the Merger shall have been duly approved by the Required Company Stockholder Vote.

   7.5 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation (subject to notice of issuance) on the Nasdaq.

   7.6 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

   7.7 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

   7.8 HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

SECTION 8. Termination

   8.1 Termination Events. This Agreement may be terminated prior to the
Closing:

   (a) by Parent if Parent reasonably determines that the timely satisfaction of any condition set forth in Section 6 has become impossible (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement);

   (b) by the Company if the Company reasonably determines that the timely satisfaction of any condition set forth in Section 7 has become impossible (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent);

   (c) by Parent at or after the Scheduled Closing Time if any condition set forth in Section 6 has not been satisfied by the Scheduled Closing Time;

   (d) by Parent if any of the Company's representations and warranties contained in this Agreement shall have been materially inaccurate as of the date of this Agreement or shall have become materially inaccurate as of any subsequent date (as if made on such subsequent date), or if any of the Company's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that Parent may not terminate this Agreement under this Section 8.1(d) on account of an inaccuracy in the Company's representations and warranties that is waived by Parent or that is curable by the Company or on account of a breach of a covenant by the Company that is waived by Parent or that is curable by the Company unless the Company fails to cure such inaccuracy or breach within 15 days after receiving written notice from Parent of such inaccuracy or breach;

   (e) by the Company at or after the Scheduled Closing Time if any condition set forth in Section 7 has not been satisfied by the Scheduled Closing Time;

   (f) by the Company if any of Parent's representations and warranties contained in this Agreement shall have been materially inaccurate as of the date of this Agreement or shall have become materially inaccurate as of any subsequent date (as if made on such subsequent date), or if any of Parent's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that the Company may not terminate this Agreement under this Section 8.1(f) on account of an inaccuracy in Parent's representations and warranties that is curable by Parent or on account of a breach of a covenant by Parent that is curable by Parent unless Parent fails to cure such inaccuracy or breach within 15 days after receiving written notice from the Company of such inaccuracy or breach;

   (g) by Parent if the Closing has not taken place on or before June 30, 2000 (other than as a result of any failure on the part of Parent to comply with or perform any covenant or obligation of Parent set forth in this Agreement);

   (h) by the Company if the Closing has not taken place on or before June 30, 2000 (other than as a result of the failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent); or

   (i) by the mutual consent of Parent and the Company.

   8.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1(a), Section 8.1(c), Section 8.1(d) or Section 8.1(g), Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1(b), Section 8.1(e), Section 8.1(f) or Section 8.1(h), the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

   8.3 Effect of Termination. If this Agreement is terminated pursuant to
Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any inaccuracy or prior breach by such party of any representation, warranty, covenant or other provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10 (other than Sections 10.1 and 10.2); and (c) the Company shall, in all events, remain bound by and continue to be subject to Section 5.3.

SECTION 9. Indemnification, Etc.

   9.1 Survival of Representations, Etc.

   (a) The representations and warranties made by the Company (including the representations and warranties set forth in Section 2 and the representations set forth in the Company Compliance Certificate) shall survive the Closing and shall expire on the first anniversary of the Closing Date; provided, however, that if, at any time prior to the first anniversary of the Closing Date, any Indemnitee (acting in good faith) delivers to the Company Stockholders' Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for such Indemnitee's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the first anniversary of the Closing until such time as such claim is fully and finally resolved. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

   (b) The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

   (c) For purposes of this Agreement, each statement or other item of information set forth in the Company Disclosure Schedule or in any update to the Company Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in this Agreement.

   9.2 Indemnification.

   (a) From and after the Closing Date (but subject to Section 9.1(a)), the holders of Company Common Stock and the Company's Series A preferred stock outstanding immediately prior to the Effective Time shall, jointly, hold harmless and indemnify each Indemnitee from and against, and shall compensate, reimburse and pay for, any Damages which are directly or indirectly suffered or incurred by any Indemnitee or to which any Indemnitee may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with: (i) any inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement (without giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty, and without giving effect to any update to the Company Disclosure Schedule delivered by the Company to Parent prior to the Closing) or in the Company Compliance Certificate; (ii) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement (without giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty, and without giving effect to any update to the Company Disclosure Schedule delivered by the Company to Parent prior to the Closing) or in the Company Compliance Certificate as if such representation or warranty were made on and as of the Closing Date, (iii) any breach of any covenant or obligation of the Company (including the covenants set forth in Sections 4 and 5); or (iv) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clauses "(i)" "(ii)" or "(iii)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 9).

   (b) In the event the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

   9.3 Threshold; Pre-Closing Damages.

   (a) No Indemnitee shall be entitled to indemnification pursuant to Section 9.2(a) for any inaccuracy in or breach of any of the Company's representations and warranties set forth in this Agreement or the Company Compliance Certificate until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $500,000 in the aggregate, provided that if the total amount of such Damages exceeds $500,000, then any Indemnitee that has suffered or incurred any Damages shall be entitled to be indemnified against and compensated, reimbursed and paid for all of such Damages and not merely that portion of such Damages exceeding $500,000.

   (b) If the total amount of all Damages exceeds $500,000, then to the extent any such Damages, or a discrete portion thereof, arise from any inaccuracy in or breach of any representation or warranty of the Company set forth in this Agreement (without giving effect to any "Material Adverse Effect" or other materiality qualification or any similar qualification contained or incorporated directly or indirectly in such representation or warranty, and without giving effect to any update to the Company Disclosure Schedule delivered by the Company to Parent prior to the Closing) that is first disclosed to Parent prior to the Closing in an update to the Company Disclosure Schedule delivered by the Company to Parent ("Pre-Closing Damages"), the amount of such Pre-Closing Damages (and only such Pre-Closing Damages) as to which any Indemnitee shall be entitled to indemnification pursuant to this Section 9 shall be equal to 50% of such Pre-Closing Damages.

   9.4 Limited Recourse; Limit on Liability. Subject to Section 9.3, in the event any Indemnitee shall suffer any Damages for which such Indemnitee is entitled to indemnification under this Section 9, such Indemnitee shall be entitled to recover such Damages solely by obtaining that number of Escrow Shares and Escrow Cash equal in value (as determined in accordance with the terms and conditions of the Escrow Agreement) to the aggregate amount of such Damages pursuant to the terms of the Escrow Agreement, and such recovery shall be made from the Escrow Fund on a basis proportional to the Escrow Shares and Escrow Cash contributed under the Escrow Agreement by or on behalf of each Company stockholder. As set forth in the Escrow Agreement, the Company stockholders shall have no liability for Damages in excess of the Escrow Fund held under the Escrow Agreement.

   9.5 No Contribution. The Company stockholders shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which such stockholders may become subject under or in connection with this Agreement or the Escrow Agreement.

   9.6 Defense of Third Party Claims.

   (a) In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against Parent or against any other Person) with respect to which any of the Indemnitees may be entitled to indemnification or any other remedy pursuant to this Section 9,

Parent shall promptly give the Company Stockholders' Representative and the Escrow Agent written notice of such claim or Legal Proceeding (a "Claim") provided, however, that any failure on the part of Parent to so notify the Company Stockholders' Representative shall not limit any of the Indemnitees' rights to indemnification under this Section 9 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

   (b) Within ten days of delivery of such written notice, the Company Stockholders' Representative may elect (by written notice delivered to Parent) to take all necessary steps properly to contest any Claim involving third parties or to prosecute such Claim to conclusion or settlement. If the Company Stockholders' Representative makes the foregoing election, an Indemnitee will have the right to participate at its own expense in all proceedings. If the Company Stockholders' Representative does not make such election within such period or fails to diligently contest such Claim after such election, then the Indemnitee shall be free to handle the prosecution or defense of any such Claim, and will take all necessary steps to contest the Claim involving third parties or to prosecute such Claim to conclusion or settlement, and will notify the Company Stockholders' Representative of the progress of any such Claim, will permit the Company Stockholders' Representative, at the sole cost of the Company Stockholders' Representative, to participate in such prosecution or defense and will provide the Company Stockholders' Representative with reasonable access to all relevant information and documentation relating to the Claim and the prosecution or defense thereof.

   (c) Notwithstanding the foregoing, if a Claim includes Damages equal to an amount in excess of the value of the Escrow Fund on the date of the Claim, or relates to any Proprietary Assets or other intellectual property issues, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. In any case, the party not in control of the Claim will cooperate with the other party in the conduct of the prosecution or defense of such Claim.

   (d) Neither party will compromise or settle any such Claim without the written consent of either Parent (if the Company Stockholders' Representative defends the Claim) or the Company Stockholders' Representative (if Parent or other Indemnitees defend the Claim), such consent not to be unreasonably withheld. Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own. If Parent proceeds with the defense of any such claim or Legal Proceeding all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be satisfied first out of the Escrow Fund in the manner set forth in the Escrow Agreement and then from the Company stockholders.

   9.7 Exercise of Remedies by Indemnitees Other Than Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement or under the Escrow Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

   9.8 Fraud. Notwithstanding any provision in this Agreement to the contrary, the liability of a stockholder for fraud shall not be limited as set forth above, and any claim with respect to such liability need not be presented within the time limits set forth in Section 9.1(a) and shall be subject only to applicable statutes of limitation.

SECTION 10. Miscellaneous Provisions

   10.1 Company Stockholders' Representative.

   (a) The stockholders of the Company, by adopting this Agreement and the transactions contemplated hereby, hereby irrevocably appoint Kay Yun as their agent and attorney-in-fact for purposes of Section 9 and the Escrow Agreement (the "Company Stockholders' Representative"), and consent to the taking by the Company Stockholders' Representative of any and all actions and the making of any decisions required or permitted to be taken by her under the Escrow Agreement (including, without limitation, the exercise of the power to authorize delivery to Parent of the Escrow Fund in satisfaction of claims by Parent, agree to, negotiate, enter into settlements and compromises of and demand arbitration, and comply with orders of courts and awards of arbitrators with respect to such claims, resolve any claim made pursuant to
Section 9; and take all actions necessary in the judgment of the Company Stockholders' Representative for the accomplishment of the foregoing, hereby accepts his appointment as the Company Stockholders' Representative for purposes of Section 9 and the Escrow Agreement. Parent shall be entitled to deal exclusively with the Company Stockholders' Representative on all matters relating to Section 9 and the Escrow Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company stockholder by the Company Stockholders' Representative, and on any other action taken or purported to be taken on behalf of any Company stockholder by the Company Stockholders' Representative, as fully binding upon such Company stockholder.

   (b) If the Company Stockholders' Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Company stockholders, then the Company stockholders on whose behalf the Escrow Fund was contributed shall, within ten days after such death or disability, appoint a successor representative reasonably satisfactory to Parent. Any such successor shall become the "Company Stockholders' Representative" for purposes of Section 9, the Escrow Agreement and this Section 10.1. If for any reason there is no Company Stockholders' Representative at any time, all references herein to the Company Stockholders' Representative shall be deemed to refer to Dr. Kenneth Yun.

   (c) A Company Stockholders' Representative shall not be liable for any act done or omitted hereunder as Company Stockholders' Representative while acting in good faith and in the exercise of reasonable judgment. Company stockholders on whose behalf the Escrow Fund was contributed to the escrow shall severally indemnify each Company Stockholders' Representative and hold each Company Stockholders' Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of such Company Stockholders' Representative and arising out of or in connection with the acceptance or administration of such Company Stockholders' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by such Company Stockholders' Representative.

   (d) The Company Stockholders' Representative shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument or other writing delivered to it hereunder without being required to investigate the validity, accuracy or content thereof nor shall the Company Stockholders' Representative be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Company Stockholders' Representative may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Company Stockholders' Representative based on such advice, the Company Stockholders' Representative shall not be liable to anyone.

   10.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

   10.3 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) the investigation and review conducted by Parent and its Representatives with respect to the Company's business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions, and (d) the consummation of the

Merger; provided however, that, to the extent the total amount of all such fees, costs and expenses incurred by or for the benefit of the Company (including all such fees, costs and expenses incurred prior to the date of this Agreement and including the amount of all special bonuses and other amounts that may become payable to any officers of the Company or other Persons in connection with the consummation of the transactions contemplated by this Agreement) exceeds $150,000 in the aggregate, such fees, costs and expenses shall be paid and satisfied the total of such fees, costs and expenses in excess of $150,000 shall be satisfied from the Escrow Fund.

   10.4 Attorneys' Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

   10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

       if to Parent:

       Applied Micro Circuits Corporation
       6290 Sequence Drive
       San Diego, CA 92121
       Attn: William E. Bendush
       Fax: (858) 535-6800

       with copies to:

       Applied Micro Circuits Corporation
       6290 Sequence Drive
       San Diego, CA 92121
       Attn: General Counsel
       Fax: (858) 535-6800

       Cooley Godward llp
       4365 Executive Drive, Suite 1100
       San Diego, CA 92121
       Attn: D. Bradley Peck, Esq.
       Fax: (858) 453-3555

       if to the Company:

       YuniNetworks, Inc.
       12780 High Bluff Drive, Suite 270
       San Diego, CA 92130
       Fax: (858) 350-4020

       with a copy to:

       Gray Cary Ware & Freidenrich llp
       4365 Executive Drive, Suite 700
       San Diego, CA 92121
       Attn: Knox Bell, Esq.
       Fax: (858) 677-1477

   10.6 Time of the Essence. Time is of the essence of this Agreement.

   10.7 Headings. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

   10.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

   10.9 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

   10.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns (if any). The Company shall not assign this Agreement or any rights or obligations hereunder (by operation of law or otherwise) to any Person. Parent may freely assign any or all of its rights under this Agreement (including its rights under Section 9), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person.

   10.11 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

   10.12 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

   10.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

   10.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

   10.15 Parties in Interest. Except for the provisions of Sections 1.5, 1.6, 9 and 10.1, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

   10.16 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Mutual Non-Disclosure Agreement executed by Parent and the

Company on January 4, 2000 shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of (a) the Effective Time, or (b) the date on which such Mutual Non-Disclosure Agreement is terminated in accordance with its terms.

   10.17 Construction.

   (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

   (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

   (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

   (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

   The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

                                          APPLIED MICRO CIRCUITS CORPORATION
                                          a Delaware corporation

                                          By: /s/ Stephen M. Smith
                                            -----------------------------------

                                          OLI ACQUISITION CORP.
                                          a Delaware corporation

                                          By: /s/ Monte Reed
                                            -----------------------------------

                                          YUNINETWORKS, INC.
                                          a Delaware corporation

                                          By: /s/ Kay Yun
                                            -----------------------------------

                                    EXHIBITS

 Exhibit A   -- Certain definitions

             -- Form of Amended and Restated Certificate of Incorporation of
 Exhibit B    Surviving Corporation

 Exhibit C   -- Directors and officers of Surviving Corporation

 Exhibit D   -- Escrow Agreement

 Exhibit E   -- Forms of tax representation letters

 Exhibit F   -- Termination of agreements

 Exhibit G-1 -- Company Stockholders

 Exhibit G-2 -- Form of Release

 Exhibit H   -- Form of legal opinion of Gray Cary Ware & Freidenrich llp

 Exhibit I   -- Form of legal opinion of Cooley Godward llp

             -- Employees to remain employed by the Company as of the Closing
 Exhibit J    Date

 Exhibit K   -- Company Contracts to remain in effect as of the Closing Date

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

   For purposes of the Agreement (including this Exhibit A):

   Acquisition Transaction. "Acquisition Transaction" shall mean any transaction involving:

   (a) the sale, lease, exchange, transfer license, disposition or acquisition of more than 20% of the assets of the Company's business or assets;

   (b) the issuance, disposition or acquisition of (i) any capital stock or other equity securities of the Company (other than Common Stock issued to employees of the Company upon exercise of Company Options), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity securities of the Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity securities of the Company; or

   (c) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

   Agreement. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached (including the Company Disclosure Schedule), as it may be amended from time to time.

   CCSL. "CCSL" shall mean the California Corporate Securities Law of 1968, as amended.

   Company Contract. "Company Contract" shall mean any Contract: (a) to which the Company is a party; (b) by which the Company or any of its assets is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

   Company Disclosure Schedule. "Company Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company.

   Company Proprietary Asset. "Company Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to the Company or otherwise used by the Company.

   Company Source Code. "Company Source Code" shall mean any software and hardware description language code that is a Company Proprietary Asset.

   Company Stock Option Plan. "Company Stock Option Plan" shall mean the Company's 1999 Equity Incentive Plan.

   Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

   Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

   Damages. "Damages" shall include any loss, damage, injury, decline in value, lost opportunity, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

   Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

   Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

   Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   Government Bid. "Government Bid" shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

   Government Contract. "Government Contract" shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

   Governmental Authorization. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

   Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

   HSR Act. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

   Indemnitees. "Indemnitees" shall mean the following Persons: (a) Parent; (b) Parent's current and future affiliates (including the Surviving Corporation);
(c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)" and "(c)" above.

   Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

   Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

   Material Adverse Effect. A violation or other matter will be deemed to have a "Material Adverse Effect" on the Company if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement or in the Company Compliance Certificate but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) has had or could have a material adverse effect on the Company's business, condition, prospects, assets, liabilities, operations, financial performance customer relationships or Purchase Commitments.

   Nasdaq. "Nasdaq" shall mean the Nasdaq National Stock Market.

   Person. "Person" shall mean any individual, Entity or Governmental Body.

   Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, domain name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

   Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

   SEC. "SEC" shall mean the United States Securities and Exchange Commission.

   Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

   Subsidiary. Any Entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record,
(a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

   Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

   Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                   EXHIBIT B

                                    FORM OF
               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                               YUNINETWORKS, INC.

   Pursuant to the General Corporation Law of the State of Delaware, YuniNetworks, Inc., hereby amends and restates its Certificate of Incorporation as follows:

                                       I.

   The name of this corporation is YuniNetworks, Inc.

                                      II.

   The address of the registered office of the corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the registered agent of the corporation in the State of Delaware at such address is The Corporation Trust Company.

                                      III.

   The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

                                      IV.

   This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is Three Thousand (3,000), each having a par value of one-tenth of one cent ($0.001).

                                       V.

   A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

   B. Subject to paragraph (h) of Section 43 of the Bylaws, the Bylaws may be altered or amended or new Bylaws adopted by the stockholders entitled to vote. The Board of Directors shall also have the power to adopt, amend or repeal Bylaws.

                                      VI.

   A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

   B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

                                      VII.

   The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

                                   EXHIBIT D

                            FORM OF ESCROW AGREEMENT

   THIS ESCROW AGREEMENT (this "Agreement") is entered into as of April    ,
2000 by and among APPLIED MICRO CIRCUITS CORPORATION, a Delaware corporation ("Parent"), YUNINETWORKS, INC., a Delaware corporation (the "Company"), THE BANK OF NEW YORK (the "Escrow Agent"), KAY YUN, an individual (the "Company Stockholders' Representative") and each of the undersigned stockholders of the Company (each a "Company Stockholder" and, collectively, the "Company Stockholders"). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement (as defined below).

                                    RECITALS

   A. Parent, the Company, the Company Stockholders' Representative and OLI Acquisition Corp. have entered into an Agreement and Plan of Merger and Reorganization dated as of April 18, 2000 (the "Reorganization Agreement") pursuant to which the Company will become a wholly-owned subsidiary of Parent.

   B. The Reorganization Agreement provides that an escrow account will be established as collateral for certain indemnification obligations owed to the Parent or any other Indemnitee by the Company Stockholders under the Reorganization Agreement.

   C. The parties hereto desire to establish the terms and conditions pursuant to which such escrow account will be established and maintained.

                                   AGREEMENT

   NOW, THEREFORE, the parties hereby agree as follows:

   1. Escrow Account.

   (a) Escrow of Shares; Cash. On the date of the Closing (the "Closing Date," the exact date of which Escrow Agent will be notified by Parent), Parent shall deliver to the Escrow Agent a certificate or certificates issued in the name of the Escrow Agent on behalf of the Company Stockholders listed on Attachment C
hereto equal in the aggregate to                    (       ) shares of Parent
Common Stock (the "Escrow Shares") together with three stock assignments duly endorsed (with date and number of shares blank) for each certificate in the form attached hereto as Attachment A (each a "Stock Assignment"); provided, however, that if any Company Stockholder elects to deliver cash to the Escrow Agent in lieu of shares of Parent Common Stock pursuant to Section 1.8(a) of the Reorganization Agreement then such Company Stockholder shall deliver to the Escrow Agent cash equal to the Closing Sales Price multiplied by the number of shares of the Parent Common Stock that otherwise would have been delivered to the Escrow Agent as Escrow Shares with respect to such Company Stockholders. The Company Stockholders' Representative shall notify Escrow Agent in writing by noon the previous business day of the amount of cash to be delivered on the Closing Date. The Escrow Agent shall have no duty to verify any calculation with respect to said cash. The aggregate amount of such cash delivered to the Escrow Agent shall be referred to herein as the "Escrow Cash." With respect to any Company Stockholder that fails to deliver the requisite amount of cash at the Closing after having made the election specified in Section 1.8(a) of the Reorganization Agreement, Parent shall be entitled to deliver shares of Parent Common Stock to the Escrow Agent in accordance with the first sentence of this
Section 1(a). The Escrow Shares and the Escrow Cash shall be held as an escrow fund as security for the Company's indemnification obligations with respect to certain breaches of the representations and warranties contained in the Reorganization Agreement and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. The Escrow Agent agrees to accept delivery of the Escrow Shares and the Escrow Cash and to hold the Escrow Shares and the Escrow Cash in an escrow account (the "Escrow Account") subject to the terms and conditions of this Agreement. The initial value of the Escrow Account (the "Initial Value") shall be the value of the Escrow Cash plus the value of the Escrow Shares (valued by multiplying (x) the number of Escrow Shares and (y) the Closing Sales Price). The Escrow Agent shall have no duty to make calculations with respect to the Initial Value.

   (b) Dividends, Interest, Etc. Any securities distributable in respect of or in exchange for any of the Escrow Shares, whether by way of stock dividend, stock splits or otherwise, shall be delivered to the Escrow Agent together with three Stock Assignments, who shall hold such securities in the Escrow Account. Such securities shall be issued in the name of the Escrow Agent on behalf of the Company Stockholders and shall be considered Escrow Shares for all purposes hereof. Any cash dividend or property (other than securities) distributable to the Company Stockholders in respect of the Escrow Shares shall be distributed by Parent to the Company Stockholders' Representative, on behalf of the Company Stockholders. The Escrow Cash shall be held in a money market fund and all interest earned shall be distributed in accordance with Section 3 hereof.

   (c) Voting of Shares. On any matter brought before the stockholders of Parent for a vote, the Company Stockholders' Representative shall deliver notice to the Escrow Agent ("Voting Notice") setting forth the manner in which, in proportion to the votes cast by the Company Stockholders, the Escrow Agent shall vote the Escrow Shares. The Company Stockholders' Representative shall deliver such Voting Notice to the Escrow Agent at least five days prior to the date of the taking of any vote of the stockholders of Parent (the "Voting Notice Date"). The Escrow Agent shall have no obligation to vote any of the Escrow Shares if no Voting Notice is received prior to the Voting Notice Date or if such notice does not clearly set forth the manner in which the Escrow Agent shall vote the Escrow Shares.

   (d) Transferability. The interests of the Company Stockholders in the Escrow Shares or Escrow Cash shall not be assignable or transferable by the Company Stockholders, other than by operation of law or, in case of death of a Company Stockholder during the term of this Agreement, by will or testament. Notice of any such assignment or transfer by operation of law shall be given to the Escrow Agent and Parent, and no such assignment or transfer shall be valid until such notice is given.

   (e) Escrow Agent's Power to Transfer. The Escrow Agent is hereby granted the power to effect any transfer of the Escrow Shares or Escrow Cash permitted under the terms of this Agreement.

   2. Administration of Escrow Account. The Escrow Agent shall administer the Escrow Account as follows:

   (a) Delivery of Claim Notice. If any Indemnitee has incurred or suffered any Damages resulting from, arising out of, relating to, in the nature of, or caused by any of the circumstances set forth in Section 9 of the Reorganization Agreement for which such Indemnitee is or may be entitled to indemnification under the Reorganization Agreement, the Parent shall, on behalf of such Indemnitee and on or prior to the Termination Date (as defined below), give written notice of such claim (a "Claim Notice") to the Company Stockholders' Representative and the Escrow Agent. Each Claim Notice shall state the basis for such claim and the amount of Damages incurred or suffered by such Indemnitee (the "Claimed Amount"), the number of Escrow Shares and Escrow Cash equal to such amount of Damages, the name under which such Escrow Shares shall be issued and delivery instructions for any distribution of Escrow Cash. No Indemnitee shall make any claim for Damages after 12 months after the Closing Date (the "Termination Date"). Attached hereto as Attachment B are the names, titles and specimen signatures of each of the persons who are authorized, on behalf of Parent to execute and deliver written notices and directions to the Escrow Agent.

   (b) Response Notice; Uncontested Claims. Within 10 days of the date a Claim Notice was delivered to the Escrow Agent (in accordance with Section 9) (the "Response Date"), the Company Stockholders' Representative shall provide to Parent and to the Escrow Agent a written response (the "Response Notice") in which the Company Stockholders' Representative shall: (i) agree that the Escrow Cash and Escrow Shares (valued at Fair Market Value as calculated pursuant to
Section 5 hereof) equal to the full Claimed Amount may be released from the Escrow Account to the Indemnitee, (ii) agree that the Escrow Cash and Escrow Shares (valued at Fair Market Value) equal to part, but not all, of the Claimed Amount (the "Agreed Amount") may be released from the Escrow Account to the Indemnitee or (iii) contest that any of the Escrow Cash or Escrow Shares may be released from the Escrow Account to the Indemnitee. The Company Stockholders' Representative may contest the release of Escrow Cash and Escrow Shares (valued at Fair Market Value) equal to all or a portion of a Claimed Amount only based upon a good faith belief that all or such portion of the Claimed Amount does not constitute Damages for which the Indemnitee is entitled to indemnification under the Reorganization Agreement. If no Response Notice is delivered by the Company Stockholders' Representative to the Escrow Agent by the Response Date, the Company Stockholders' Representative shall be deemed to have agreed that Escrow Cash and the Escrow Shares (valued at Fair Market Value) equal to the entire Claimed Amount may be released from the Escrow Account to the Indemnitee.

   (c) Uncontested Claim. If the Company Stockholders' Representative in the Response Notice agrees or is deemed to have agreed that the Escrow Cash and Escrow Shares (valued at Fair Market Value) equal to the Claimed Amount may be released from the Escrow Account to the Indemnitee, the Escrow Agent shall, no later than ten days after receipt or deemed receipt of the Response Notice, transfer, deliver, and assign to such Indemnitee such amount of the Escrow Cash and such number of Escrow Shares (valued at Fair Market Value) equal to the Claimed Amount as provided in the Claim Notice (or such lesser amount and number of Escrow Cash and Escrow Shares as is then held in the Escrow Account).

   (d) Partially Contested Claims. If the Company Stockholders' Representative in the Response Notice agrees that Escrow Cash and Escrow Shares (valued at Fair Market Value) equal to part, but not all, of the Claimed Amount may be released from the Escrow Account to such Indemnitee, the Escrow Agent shall, no later than ten days after receipt of the Response Notice, transfer, deliver, and assign to such Indemnitee such amount of the Escrow Cash and such number of Escrow Shares (valued at Fair Market Value) equal to the Agreed Amount (or such lesser amount and number of Escrow Cash or Escrow Shares as is then held in the Escrow Account) and subject to reduction pursuant to Section 2(e).

   (e) Contested Claims. If the Company Stockholders' Representative in the Response Notice contests the release of all or part of the Escrow Cash and Escrow Shares (valued at Fair Market Value) equal to all or part of the Claimed Amount (the "Contested Amount"), the matter with respect to the Contested Amount shall be settled by binding arbitration held in San Diego, California. All claims shall be settled by three arbitrators in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the "Rules"). The Company Stockholders' Representative and Parent shall each designate one arbitrator within 15 days of the delivery of the Response Notice contesting all or part of the Claimed Amount. Such designated arbitrators shall mutually agree upon and shall designate a third arbitrator; provided, however, that (i) in the event the two designated arbitrators fail to reach agreement with respect to the designation of the third arbitrator within 15 days of delivery of the Response Notice, the third arbitrator shall be appointed in accordance with the Rules and (ii) if either the Company Stockholders' Representative or Parent fail to timely designate an arbitrator, the dispute shall be resolved by the one arbitrator timely designated. There shall be limited discovery prior to the arbitration hearing, subject to the discretion of the arbitrators, as follows: (a) exchange of witness lists and copies of documentary evidence and documents related to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure. Each party shall pay its own costs and expenses (including counsel fees) of any such arbitration. The Company Stockholders' Representative and Parent shall pay the fees and expenses of their respectively designated arbitrators and shall bear equally the fees and expenses of the third arbitrator. The arbitrators shall decide the matter to be arbitrated pursuant hereto within 60 days after the appointment of the last arbitrator. The arbitrators' decision shall relate solely to whether Parent is entitled to receive the Contested Amount (or a portion thereof) pursuant to the applicable terms of the Reorganization Agreement and this

Agreement. The final decision of the majority of the arbitrators shall be furnished to the Company Stockholders' Representative, Parent and the Escrow Agent in writing and shall constitute a conclusive determination of the issue in question, binding upon the Company Stockholders' Representative, the Company Stockholders, the Company, Parent and the Escrow Agent and shall not be contested by any of them. Such decision may be used in a court of law only for the purpose of seeking enforcement of the arbitrators' award. After delivery of a Response Notice that the Claimed Amount is contested in whole or in part by the Company Stockholders' Representative, the Escrow Agent shall continue to hold in the Escrow Account an amount of the Escrow Cash and a number of Escrow Shares (valued at Fair Market Value) equal to one hundred and ten percent (110%) of the Contested Amount (up to the Escrow Cash and number of Escrow Shares then available in the Escrow Account), notwithstanding the occurrence of the Termination Date, until (x) delivery of a copy of a settlement agreement executed by Parent and the Company Stockholders' Representative setting forth instructions to the Escrow Agent as to release of the Escrow Cash and Escrow Shares from the Escrow Account, if any, that shall be made with respect to the Contested Amount, or (y) delivery of a copy of the final award of the majority of the arbitrators setting forth instructions to the Escrow Agent as to the release of the Escrow Cash and Escrow Shares from the Escrow Account, if any, that shall be made with respect to the Contested Amount. The Escrow Agent shall thereupon release the Escrow Cash and the Escrow Shares from the Escrow Account (to the extent Escrow Shares are then held in the Escrow Account) in accordance with such agreement or instructions and shall be fully protected when relying on such agreement or instructions.

   3. Release of Escrow Shares and Escrow Cash.

   (a) Within 15 days after the Termination Date, the Escrow Agent shall distribute (i) to the Company Stockholders' Representative, on behalf of the Company Stockholders, all of the Escrow Shares then held in escrow, including any shares received pursuant to stock splits, dividends or otherwise, (ii) to the Company Stockholders Representative or, to such other account as is set forth in a written notice to the Escrow Agent signed by the Company Stockholders' Representative and the Company Stockholder on whose behalf such cash was delivered in lieu of shares of Parent Common Stock pursuant to Section1(a) hereof, and the Escrow Cash, including any interest earned thereon, then held in escrow. Any interest earned on the Escrow Cash shall be distributed to the Company Stockholders in proportion to their ownership of the Escrow Cash within 15 days after the Termination Date. Notwithstanding the foregoing, if any Claim Notice has been given and such claim has not yet been resolved, the Escrow Agent shall retain in the Escrow Account after the Termination Date an amount of the Escrow Cash and a number of Escrow Shares (valued at Fair Market Value) equal to one hundred and ten percent (110%) of the Claimed Amount or Contested Amount, as the case may be, which has not then been resolved, upon the terms set forth in Section 2.

   (b) Notwithstanding anything to the contrary in this Agreement, in no event shall any amount that may become available hereunder due to either the appreciation in value of the Escrow Shares, by stock split, dividend or otherwise, or the accumulation of interest on the Escrow Cash, in excess of the Initial Value, be made available for the payment of claims hereunder; and at such time as the aggregate amount of Damages satisfied through the release of the Escrow Cash and Escrow Shares under the terms of this Agreement equals the Initial Value, this Agreement shall terminate and all of the Escrow Shares then held in escrow and interest accumulated on the Escrow Cash shall be distributed as provided in this Section 3. Parent and the Company Stockholders' Representative shall provide joint written notice to the Escrow Agent of the date this Agreement shall terminate pursuant to the preceding sentence.

   (c) Any distribution of all or a portion of the Escrow Cash and the Escrow Shares to the Company Stockholders' Representative, on behalf of the Company Stockholders, shall be made in accordance with each Company Shareholder's proportion of ownership of the Company as set forth in the shareholder register contained in the minute book of the Company as at the Closing Date immediately prior to the effectiveness of the Merger, a copy of which shall be provided by the Company Stockholders' Representative to the Escrow Agent on the Closing Date; provided, that any Company Stockholder who elected to deliver cash in lieu of shares of Parent Common Stock pursuant to Section 1(a) hereof, shall receive any such distribution only in cash; provided further, however, that the Escrow Agent shall withhold the distribution of the portion of the

Escrow Shares otherwise distributable to the Company Stockholders' Representative, on behalf of any Company Stockholders who have not, according to written notice provided by Parent to the Escrow Agent, prior to such distribution, surrendered their respective Company Stock Certificates in accordance with Section 1.8(a) of the Reorganization Agreement. Any such withheld amounts shall be delivered to Parent promptly after the Termination Date, and shall be delivered by Parent to the Company Stockholders' Representative, on behalf of the Company Stockholders to whom such shares would have otherwise been distributed upon surrender of their respective Company Stock Certificates. Distributions to the Company Stockholders' Representative, on behalf of the Company Stockholders, shall be made by mailing stock certificates in the names of such holders to the address of the Company Stockholders' Representative provided in Section 8 (or such other address as may be provided in writing to the Escrow Agent and Parent by the Company Stockholders' Representative). Upon receipt of the stock certificates, the Company Stockholders' Representative shall promptly mail such certificates to each Company Shareholder at their respective addresses shown on Attachment C (or such other address as may be provided in writing to the Company Stockholders' Representative).

   (d) No fractional shares of Parent Common Stock shall be distributed to the Company Stockholders pursuant to this Agreement. In lieu of any fractional shares to which such Company Shareholder would otherwise be entitled, such Company Shareholder shall be paid in cash an amount equal to the sum of the dollar amount (rounded to the nearest whole cent) determined by multiplying the Fair Market Value by the fraction of a share of Parent Common Stock that would otherwise be deliverable to such Company Shareholder hereunder. As soon as practicable after the Termination Date, Parent shall deposit cash into the Escrow Account in a sufficient amount to pay all fractional shares in accordance with this Section 3(d) along with a schedule listing the amount due to each Company Shareholder.

   4. Pro Rata Payments and Distributions. At any and all times that a payment, transfer, distribution, release or holdback is required to be made pursuant to this Agreement, the parties agree to direct the Escrow Agent to make the payment, transfer, distribution, release or holdback in Escrow Cash and Escrow Shares in the same ratio of value as the ratio of value of the Escrow Cash to Escrow Shares that existed in the initial escrow account on the Closing Date.

   5. Valuation of Escrow Shares. For purposes of this Agreement, the Fair Market Value of the Escrow Shares shall be determined based upon the closing price of Parent Common Stock on The Nasdaq National Stock Market on the date the Claim Notice is delivered and such Fair Market Value of the Escrow Shares shall be provided by Parent to the Escrow Agent simultaneously therewith.

   6. Compensation.

   (a) Parent shall pay Escrow Agent an annual fee of $6,000.00, payable upon execution of this Agreement and thereafter on each anniversary date of this Agreement. The annual fee shall not be pro-rated for any portion of a year.

   (b) Parent shall be responsible for and shall reimburse Escrow Agent upon demand for all expenses, disbursements and advances incurred or made by Escrow Agent in connection with this Agreement.

   7. Duties of Escrow Agent.

   (a) The Escrow Agent shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument or other writing delivered to it hereunder without being required to investigate the validity, accuracy or content thereof nor shall the Escrow Agent be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent shall not be liable to anyone. The Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it.

   (b) In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent with respect to the Escrow Cash or the Escrow Shares, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do either or both of the following: (i) resign as Escrow Agent so a successor can be appointed pursuant to clause (e) of this Section 7, or (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under this Agreement, and Parent will pay the Escrow Agent all costs, expenses and reasonable attorneys' fees expended or incurred by the Escrow Agent pursuant to the exercise of the Escrow Agent's rights under this Section 7(b) (such costs, fees and expenses will be treated as extraordinary fees and expenses for the purposes of Section 6 hereof).

   (c) The Escrow Agent shall be indemnified, jointly and severally, and held harmless by the Parent, from and against any and all liability, including all expenses reasonably incurred in its defense, to which the Escrow Agent shall be subject by reason of any action taken or omitted or any investment or disbursement of any part of the Escrow Account made by the Escrow Agent pursuant to this Escrow Agreement, except as a result of the Escrow Agent's own gross negligence or willful misconduct. The costs and expenses of enforcing this right of indemnification also shall be paid by the Parent. This right of indemnification shall survive the termination of this Escrow Agreement, and the removal or resignation of the Escrow Agent.

   (d) The Escrow Agent shall have no interest in the Escrow Cash or Escrow Shares, but is serving as escrow holder only and having only possession thereof.

   (e) The Escrow Agent may resign as Escrow Agent at any time and for any reason whatsoever. In the event the Escrow Agent desires to resign as Escrow Agent under this Agreement, the Escrow Agent shall deliver a notice to Parent and the Company Stockholders' Representative stating the date upon which such resignation shall be effective; provided, however, that any such resignation shall not be effective until at least the 30th day after Parent and the Company Stockholders' Representative receive such notice. Upon the receipt of any such notice from the Escrow Agent, Parent may appoint a successor escrow agent without the consent of the Company Stockholders' Representative so long as such successor is a bank or trust company with assets of at least $500 million, and may appoint any other successor escrow agent with the consent of the Company Stockholders' Representative, which consent shall not be unreasonably withheld. In the case of the appointment of any successor escrow agent requiring the consent of the Company Stockholders' Representative as set forth in the preceding sentence, Parent and the Company Stockholders' Representative shall deliver a written notice to the Escrow Agent designating the successor escrow agent. Upon the effectiveness of the resignation of the Escrow Agent, the Escrow Agent shall deliver the Escrow Cash and Escrow Shares to any successor escrow agent properly designated hereunder, whereupon the Escrow Agent shall be discharged from any and all further obligations arising hereunder. If upon the effective date of resignation of the Escrow Agent a successor escrow agent has not been duly designated, the Escrow Agent's sole responsibility after that time shall be to retain and safeguard the Escrow Shares until receipt of a designation of successor escrow agent or a final nonappealable order of a court of competent jurisdiction.

   8. Termination. This Agreement shall terminate upon the later of the Termination Date or the release by the Escrow Agent of all of the Escrow Cash and Escrow Shares in accordance with this Agreement.

   9. Notices. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered three business days after it is sent prepaid, or one business day after it is sent via a reputable nationwide overnight courier service, except that notice to the Escrow Agent shall only be deemed given when received by the Escrow Agent.

   If to Parent:

   APPLIED MICRO CIRCUITS CORPORATION
   6290 Sequence Drive
   San Diego, CA 92121
   Attn: William E. Bendush
   Fax: (858) 535-6800

   With a copy to:

   COOLEY GODWARD llp
   4365 Executive Drive, Suite 1100
   San Diego, CA 92121
   Attn: D. Bradley Peck, Esq.
   Fax: (858) 453-3555

   If to the Company Stockholders' Representative:

   __________________________
   __________________________
   __________________________
   __________________________
   Fax: _____________________

   If to the Escrow Agent:

   THE BANK OF NEW YORK
   101 Barclay Street
   21 W/Escrow
   New York, NY 10286
   Attn: Carlos Luciano
   Fax: (212) 815-7181

Any party may give any notice, instruction or communication in connection with this Agreement using any other means (including personal delivery, facsimile or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the party to whom it was sent. Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this Section 9.

   10. Agent. For purposes of this Agreement, each of the Company Stockholders hereby consents to the appointment of Kay Yun, as the Company Stockholders' Representative and as attorney-in-fact for and on behalf of the Company Shareholder, and the taking by the Company Stockholders' Representative of any and all actions and the making of any decisions required or permitted to be taken by him under this Agreement, including without limitation, the exercise of the power to (i) authorize delivery to any Indemnitee of the Escrow Cash or Escrow Shares in satisfaction of any Damages or Claimed Amounts, (ii) agree to negotiate, enter into settlements and compromises with respect to such Damages or Claimed Amounts, (iii) resolve any claims or disputes hereunder, and (iv) take all actions necessary in the judgment of the Company Stockholders' Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations contained in this Agreement.

   11. General.

   (a) Governing Law. The validity, interpretation, construction, performance, enforcement and remedies of or relating to this Agreement, and the rights and obligations of the parties hereunder, shall be governed by the laws of the State of New York without regard to principles of conflicts of laws, and any and every legal or other proceeding (including any arbitration proceedings conducted in accordance with Section 2(e)) arising out of or in connection with this Agreement shall be brought in the appropriate courts of San Diego, in the State of California, each of the parties hereby consenting to the exclusive jurisdiction of said courts for this purpose.

   (b) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   (c) Successor Escrow Agent. If the Escrow Agent consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another corporation or banking association, the resulting surviving or transferee corporation without any further act shall be the successor Escrow Agent, provided that such corporation be eligible under this Agreement.

   (d) Entire Agreement. Except as set forth in the Reorganization Agreement, this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof.

   (e) Waivers. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

   (f) Amendment. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

   IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

PARENT:                                   APPLIED MICRO CIRCUITS CORPORATION

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

THE COMPANY:                              YUNINETWORKS, INC.

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

COMPANY STOCKHOLDERS' REPRESENTATIVE:

                                          _____________________________________

ESCROW AGENT:                             THE BANK OF NEW YORK

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                  ATTACHMENT A

                   STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

   FOR VALUE RECEIVED,                  hereby sells, assigns and transfers
unto                                   , pursuant to the terms of that certain
Escrow Agreement, dated April   , 2000, by and between the Applied Micro
Circuits Corporation, a Delaware corporation, YuniNetworks, Inc., a Delaware corporation (the "Company"), the Company Stockholders' Representative and The Bank of New York, as Escrow Agent (the "Agreement"),
(      ) shares of Common Stock of the Company standing in the undersigned's
name on the books of the Company represented by Certificate No.           and
does hereby irrevocably constitute and appoint the Company's Secretary attorney to transfer said stock on the books of the Company with full power of substitution in the premises. This Assignment may be used only in accordance with and subject to the terms and conditions of the Agreement.

Dated: ______________________________

                                          _____________________________________
                                          (Signature)

                                          _____________________________________
                                          (Print Name)

INSTRUCTION: Please do not fill in any blanks other than the signature line. The purpose of this Assignment is to enable the Company to exercise its indemnification recovery rights set forth in the Agreement without requiring additional signatures on the part of the Company stockholders.

                                          Signature(s) Guaranteed

                                          By: _________________________________
                                          THE SIGNATURE(S) MUST BE GUARANTEED
                                          BY AN ELIGIBLE GUARANTOR INSTITUTION
                                          (BANKS, STOCKBROKERS, SAVINGS AND
                                          LOAN ASSOCIATIONS AND CREDIT UNIONS
                                          WITH MEMBERSHIP IN AN APPROVED
                                          SIGNATURE GUARANTEE MEDALLION
                                          PROGRAM). PURSUANT TO S.E.C. RULE
                                          17AD-15.

                                  ATTACHMENT B

                             AUTHORIZED SIGNATORIES

   For Applied Micro Circuits Corporation ("Parent") the following named persons with title and specimen signature shown below:

Name  Title Signature
---------------------
---------------------
---------------------
---------------------
---------------------

                                  ATTACHMENT C

                              COMPANY STOCKHOLDERS

 Name
  and
Address  Taxpayer Identification Number
---------------------------------------
---------------------------------------
---------------------------------------
---------------------------------------
---------------------------------------
---------------------------------------

                                                                      APPENDIX B

                        DELAWARE GENERAL CORPORATION LAW

(S)262 Appraisal rights.

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to s 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to s 251 (other than a merger effected pursuant to s 251(g) of this title), s 252, s 254, s 257, s 258, s 263 or s 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of s 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under s 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to s 228 or s 253 of this title, each consitutent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constitutent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX C

                            FORM OF VOTING AGREEMENT

   VOTING AGREEMENT, dated as of April 18, 2000 (this "Agreement"), between APPLIED MICRO CIRCUITS CORPORATION, a Delaware corporation ("Parent"), and
                             (the "Holder").

                                  WITNESSETH:

   WHEREAS, Parent, YUNINETWORKS, INC., a Delaware corporation (the "Company"), and OLI ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger and Reorganization to be dated as of the date hereof (the "Merger Agreement;" capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

   WHEREAS, the Holder, individually or as trustee or custodian, is the beneficial owner of the number and class of shares of the Company's Common Stock (including rights to acquire the Company's Common Stock) or Preferred Stock set forth opposite the Holder's name on Schedule I to this Agreement (such shares, along with all other shares of capital stock of the Company acquired by Holder subsequent to the date hereof, are referred to herein as the "Subject Shares"); and

   WHEREAS, as a condition of its entering into the Merger Agreement, Parent has requested that the Holder agree, and the Holder has agreed, among other things, to vote the Subject Shares and to grant Parent an irrevocable proxy to vote the Subject Shares with respect to the Merger Agreement and the Merger upon the terms and subject to the conditions set forth herein.

   NOW, THEREFORE, in consideration of the premises and the mutual representations, agreements and covenants hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

   1. Agreement to Vote Shares.

     (a) Holder agrees that, prior to the Expiration Date (as defined in Section 7), at every annual or special meeting of the stockholders of the Company and at every continuation or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company in lieu of any such meeting, in which in either case the Merger Agreement and/or the Merger are being considered or voted on, the Holder shall cause the Subject Shares to be voted in favor of (i) the approval and adoption of the Merger Agreement and approval of the Merger, (ii) approval of the Certificate of Merger, (iii) approval of the conversion of the outstanding shares of the Company's Series A preferred stock into shares of the Company's Common Stock, and (iv) any matter that could reasonably be expected to facilitate the Merger. Prior to the Expiration Date, the Holder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the preceding sentence. The Holder may vote the Subject Shares on all other matters.

     (b) No person executing this Agreement who is or becomes during the term hereof a director of the Company, or any successor thereof, makes any agreement or understanding herein in his or her capacity as such director. The Holder signs solely in his or her capacity as the owner of the Subject Shares.

   2. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Holder is delivering to Parent a proxy with respect to the Subject Shares in the form attached hereto as Exhibit A, which shall be irrevocable to the full extent permitted by law.

   3. No Solicitation. Except as set forth in the next sentence of this Section 4, Holder covenants and agrees that, during the period commencing on the date of this Voting Agreement and ending on the Expiration Date (as hereinafter defined), Holder shall not directly or indirectly, and shall not authorize or permit any Affiliate of such Holder, directly or indirectly, to (a) solicit, initiate or encourage (including by way of furnishing non-public information) the submission or making or announcement of any Acquisition Transaction, (b) take any other action to facilitate any inquiries or the making of any proposal to effect an Acquisition Transaction, (c) approve, endorse or recommend any Acquisition Transaction, (d) enter into any letter of intent or similar document or any contract or other agreement contemplating or otherwise relating to any Acquisition Transaction, (e) enter into discussions or negotiate with any Person regarding an Acquisition Transaction, or (f) or authorize or permit any of the Affiliates of Holder to take any such actions set forth in clauses
(a) through (e) above. Holder shall immediately cease any existing discussions with any Person that relate to any Acquisition Transaction. [Notwithstanding the foregoing, for purposes of this Section 3 an Acquisition Transaction shall not include the Transfer (as defined in Section 6(b) below) of any Subject Shares in compliance with Section 6(b) below.]

   4. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Parent that:

     (a) this Agreement has been duly executed and delivered by the Holder and is the legal, valid and binding obligation of the Holder;

     (b) no consent of any Governmental Entity, beneficiary, co-trustee or other Person is necessary for the execution, delivery and performance of this Agreement by the Holder;

     (c) the Holder owns the Subject Shares free and clear of any Encumbrance other than this Agreement and does not own, directly or indirectly, any other shares of the Company's Common Stock or any option, warrant or other right to acquire any shares of the Company's Common Stock, other than those set forth on Schedule I;

     (d) the Holder has the present power and right to vote all of the Subject Shares; and

     (e) except as provided herein, the Holder has not (i) granted any power-of-attorney or other authorization or interest with respect to any of the Subject Shares, (ii) deposited any of the Subject Shares into a voting trust, or (iii) entered into any voting agreement or other arrangement with respect to any of the Subject Shares.

   5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Holder that:

     (a) this Agreement has been duly executed and delivered by Parent, and is the legal, valid and binding obligation of Parent; and

     (b) no consent of any Governmental Entity, beneficiary, co-trustee or other Person is necessary for the execution, delivery and performance of this Agreement by Parent.

   6. Covenants of the Holder. The Holder hereby agrees and covenants that:

     (a) during the period between the date hereof and the Expiration Date, any shares of capital stock of the Company (including, without limitation, the Company's Common Stock) that the Holder purchases or with respect to which the Holder otherwise acquires beneficial ownership (including by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like) shall be considered Subject Shares and subject to each of the terms and conditions of this Agreement;

     (b) during the period between the date hereof and the Expiration Date, Holder shall not cause or permit any Transfer (as defined below) of any of the Subject Shares to be effected unless each Person to which any of such Subject Shares, or any interest in any of such Subject Shares, is or may be transferred shall have: (i) executed a counterpart of this Agreement and proxy in the form attached hereto as Exhibit A; and (ii) agreed to hold such Subject Shares (or interest in such Subject Shares) subject to all terms and provisions of this Agreement. A Person shall have been deemed to have effected a "Transfer" of such security if such Person directly or indirectly, (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security, or (ii) enters into an agreement or commitment contemplating the grant of an option with respect to or sale, pledge, encumbrance, transfer or disposition of such security or any interest therein; [provided, however, that the sale, pledge, encumbrance, grant of an option with respect to transfer or disposition of shares of Parent Common Stock issuable as Merger Consideration for the Subject Shares pursuant to the Merger Agreement, or the entry into an agreement a commitment with respect to the foregoing, shall not be deemed to be a Transfer of Subject Shares hereunder;]

     (c) during the period between the date hereof and the Expiration Date, Holder shall ensure that (i) none of the Subject Shares is deposited in a voting trust; and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Shares; and

     (d) immediately after execution of this Agreement, Holder shall instruct the Company to cause each certificate of Holder evidencing the Subject Shares to bear a legend in substantially the following form:

    THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE VOTING AGREEMENT DATED APRIL18, 2000, AS IT MAY BE AMENDED, EXECUTED BY THE REGISTERED HOLDER OF THIS CERTIFICATE, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

   7. Termination. This Agreement shall terminate on the earlier of (a) the Effective Time, (b) at any time upon written notice by Parent to the Holder terminating this Agreement, and (c) the date on which the Merger Agreement is validly terminated (such earlier date being referred to herein as the "Expiration Date").

   8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, telecopy or by registered or certified mail (postage prepaid, return receipt requested) or by overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8):

       if to Parent:

       APPLIED MICRO CIRCUITS CORPORATION
       6290 Sequence Drive
       San Diego, CA 92121
       Attn: William E. Bendush
       Fax: (858) 535-6800

       with a copy to:

       COOLEY GODWARD llp
       4365 Executive Drive, Suite 1100
       San Diego, CA 92121
       Attn: D. Bradley Peck, Esq.
       Fax: (858) 453-3555

       if to the Holder:

       ____________________________

       ____________________________

       ____________________________

       Attn: ______________________

       Fax: _______________________
       with a copy to:

       GRAY CARY WARE & FREIDENRICH llp
       4365 Executive Drive, Suite 700
       San Diego, CA 92121
       Attn: Knox Bell, Esq.
       Fax: (858) 677-1477

   9. Amendments; No Waivers.

     (a) Any provision of this Agreement may be amended or waived prior to the Expiration Date if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Parent and the Holder or in the case of a waiver, by the party against whom the waiver is to be effective.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

   10. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

   11. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; and with respect to the Holder, his or her respective heirs, legal representatives and permitted successors and assigns, provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto except that Parent may assign all or any of its rights to any Affiliate thereof.

   12. Non-Survival of Representations and Warranties. All representations, warranties and agreements made by Holder and Parent in this Agreement shall promptly terminate upon the Expiration Date.

   13. Indemnification. Without in any way limiting any of the rights or remedies otherwise available to Parent, Holder shall hold harmless and indemnify Parent from and against any damages suffered or incurred by Parent and that arise from any breach of any representation, warranty or agreement of Holder contained herein.

   14. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

   15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware governing agreements made wholly within the State of Delaware, without reference to the principles of conflict of laws.

   16. Jury Trial Waiver. EACH PARTY HERETO HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED BY EITHER OF THEM AGAINST THE OTHER WHICH PERTAINS DIRECTLY OR INDIRECTLY TO THIS AGREEMENT.

   17. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that, in addition to any remedy to which they are entitled at law or in equity, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the need to post a bond or prove special damages.

   18. Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 18, 2000.

   19. Entire Agreement. This Agreement and the related irrevocable proxy constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written and oral and all contemporaneous agreements and understandings with respect to the subject matter hereof. Each party acknowledges and agrees that no other party hereto makes any representations or warranties, whether express or implied, other than the express representations and warranties contained herein.

   20. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

   IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement, or caused this Agreement to be duly executed and delivered by their respective authorized officers, as of the day and year first above written.

                                          APPLIED MICRO CIRCUITS CORPORATION

                                          By: _________________________________
                                          Name: _______________________________
                                          Title: ______________________________

                                          THE HOLDER

                                          By: _________________________________
                                          Name: _______________________________

                                   SCHEDULE I

Holder  Number of Subject Shares; Options, Warrants, Etc.
------  -------------------------------------------------

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY

   The undersigned stockholder of YUNINETWORKS, INC., a Delaware corporation (the "Company"), hereby irrevocably (to the full extent permitted by law) appoints and constitutes Stephen Smith of Applied Micro Circuits Corporation, a Delaware corporation ("Parent"), and David Mersten of Parent, in their respective capacities as officers of Parent, and any individuals who shall hereafter succeed to such offices, and Parent, and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the extent of the undersigned's rights with respect to the shares of the Company's Common Stock (as described in the Voting Agreement, dated as of April 18, 2000 (the "Voting Agreement"), beneficially owned by the undersigned, which shares are listed on the final page of this Irrevocable Proxy, and any and all other shares and securities issued or issuable in respect thereof on or after the date hereof or which the undersigned may acquire after the date hereof (collectively, the "Shares"), until such time as the Voting Agreement shall be terminated in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies shall be given.

   This proxy is irrevocable (to the full extent permitted by law), shall be deemed to be coupled with an interest, and is granted in connection with the Voting Agreement and in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of April 18, 2000 (the "Merger Agreement"), among Parent, OLI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent, and the Company. This proxy shall terminate on the Expiration Date (as defined in the Voting Agreement).

   The attorneys and proxies named above shall be empowered at any time prior to termination of the Voting Agreement to exercise all voting and other rights ( including, without limitation, the power to execute and deliver written consents with respect to Shares) of the undersigned at every annual or special meeting of the stockholders of the Company and at every continuation or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company in lieu of any such meeting in favor of (i) the approval and adoption of the Merger Agreement and approval of the Merger, (ii) approval of the Certificate of Merger, (iii) approval of the conversion of the outstanding shares of the Company's Series A preferred stock into shares of the Company's Common Stock, and (iv) any matter that could reasonably be expected to facilitate the Merger. The undersigned may vote the Shares on all other matters.

   Any obligation of the undersigned hereunder shall be binding upon heirs, legal representatives, and permitted successors and assigns of the undersigned.

   If any term or other provision of this proxy is determined to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this proxy shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this proxy so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner.

   This proxy is irrevocable.

                                            Signature of Holder:
                                            -----------------------------------
                                            Print name of Holder:

   Shares beneficially owned:      shares of the Company's Common Stock

      shares of the Company's Series A Preferred Stock

   Dated: April  , 2000

                                 [LOGO OF AMCC]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers

   Under Section 145 of the Delaware General Corporation Law, AMCC has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

   The AMCC Bylaws provide that AMCC will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. AMCC believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and may require AMCC to advance litigation expenses in the case of stockholder derivative actions or other actions, against and undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

   In addition, the AMCC Certificate provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to AMCC and its stockholders. This provision in the AMCC Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to AMCC for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

   AMCC has entered into separate indemnification agreements with its officers and directors. These agreements may require AMCC, among other things, to indemnify the directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. AMCC maintains director and officer liability insurance.

ITEM 21. Exhibits and Financial Statements Schedule

 Exhibit
 Number                         Description of Document
 -------                        -----------------------
  2.1*   Agreement and Plan of Merger and Reorganization by and among the
          Registrant, OLI Acquisition Corp. and YuniNetworks, Inc. dated as of
          April 18, 2000. Reference is made to Appendix A to the
          prospectus/consent solicitation statement which is included in this
          Registration Statement.**

  3.1(1) Registrant's Amended and Restated Certificate of Incorporation, as currently in effect.

  3.2(2) Registrant's Bylaws, as amended, as currently in effect.

  4.1(3) Form of Common Stock Certificate of Registrant.

  5.1*   Opinion of Cooley Godward llp.

  8.1*** Tax opinion of Cooley Godward llp.

  8.2*** Tax opinion of Gray Cary Ware & Freidenrich llp.

 10.1*   Form of Voting Agreement, dated as of April 18, 2000 by and between
          Registrant and certain stockholders of YuniNetworks, Inc. Reference is made to Appendix C of the prospectus/consent solicitation statement which is included in this Registration Statement.

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
 10.2*(+) License Agreement dated as of March 14, 2000, between YuniNetworks,
           Inc. and The Regents Of The University Of California.

 21.1*    Subsidiaries of Registrant.

 23.1*    Consent of Ernst & Young llp, Independent Auditors.

 23.2*    Consent of Ernst & Young llp, Independent Auditors.

 23.3*    Consent of Cooley Godward llp. Reference is made to Exhibits 5.1 and
           8.1.

 23.4***  Consent of Gray Cary Ware & Freidenrich llp. Reference is made to
           Exhibit 8.2.

 24.1*    Power of Attorney. Reference is made to page II-4.

 99.1*    Form of action by written consent of the stockholders of
           YuniNetworks, Inc.

--------
 (1) Incorporated by reference to Exhibit 3.2 filed with the Company's Registration Statement (No. 333-37609) filed October 10, 1997, or with any Amendment thereto, which registration statement became effective November 24, 1997.

 (2) Incorporated by reference to Exhibit 3.4 filed with the Company's Registration Statement (No. 333-37609) filed October 10, 1997, or with any Amendment thereto, which registration statement became effective November 24, 1997.

 (3) Incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement (No. 333-37609) filed October 10, 1997, or with any Amendment thereto, which registration statement became effective November 24, 1997.

  * Filed herewith.

 ** Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the
    Securities Act. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

*** To be filed by amendment.

 (+) Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Commission.

ITEM 22. Undertakings

   (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   (2) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 ("The Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Consent Solicitation pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

   (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

   (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any provision or arrangement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 18, 2000.

                                          APPLIED MICRO CIRCUITS CORPORATION

                                                 /s/ William E. Bendush
                                          By: _________________________________
                                                    William E. Bendush,
                                                Vice President, Finance and
                                                      Administration,
                                                and Chief Financial Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Rickey and William E. Bendush and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                 Date
             ---------                           -----                 ----

      /s/ David M. Rickey            President and Chief           May 18, 2000
____________________________________  Executive Officer, Director
          David M. Rickey

     /s/ William E. Bendush          Vice President, Finance and   May 18, 2000
____________________________________  Administration, and Chief
         William E. Bendush           Financial Officer
                                      (Principal Financial and
                                      Accounting Officer)

   /s/ Roger A. Smullen, Sr.         Chairman of the Board of      May 18, 2000
____________________________________  Directors
       Roger A. Smullen, Sr.

   /s/ William K. Bowes, Jr.         Director                      May 18, 2000
____________________________________
       William K. Bowes, Jr.

       /s/ R. Clive Ghest            Director                      May 18, 2000
____________________________________
           R. Clive Ghest

             Signature                           Title                 Date
             ---------                           -----                 ----

  /s/ Franklin P. Johnson, Jr.       Director                      May 18, 2000
____________________________________
      Franklin P. Johnson, Jr.

        /s/ S. Atiq Raza             Director                      May 18, 2000
____________________________________
            S. Atiq Raza

     /s/ Arthur B. Stabenow          Director                      May 18, 2000
____________________________________
         Arthur B. Stabenow

      /s/ Harvey P. White            Director                      May 18, 2000
____________________________________
          Harvey P. White

                                 EXHIBIT INDEX

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
  2.1*    Agreement and Plan of Merger and Reorganization by and among the
           Registrant, OLI Acquisition Corp. and YuniNetworks, Inc. dated as of
           April 18, 2000. Reference is made to Appendix A to the
           prospectus/consent solicitation statement which is included in this
           Registration Statement.**

  3.1(1) Registrant's Amended and Restated Certificate of Incorporation, as currently in effect.

  3.2(2)  Registrant's Bylaws, as amended, as currently in effect.

  4.1(3)  Form of Common Stock Certificate of Registrant.

  5.1*    Opinion of Cooley Godward llp.

  8.1***  Tax opinion of Cooley Godward llp.

  8.2***  Tax opinion of Gray Cary Ware & Freidenrich llp.

 10.1*    Form of Voting Agreement, dated as of April 18, 2000 by and between
           Registrant and certain stockholders of YuniNetworks, Inc. Reference is made to Appendix C of the prospectus/consent solicitation statement which is included in this Registration Statement.

 10.2*(+) License Agreement dated as of March 14, 2000, between YuniNetworks,
           Inc. and The Regents Of The University Of California.

 21.1*    Subsidiaries of Registrant.

 23.1*    Consent of Ernst & Young llp, Independent Auditors.

 23.2*    Consent of Ernst & Young llp, Independent Auditors.

 23.3*    Consent of Cooley Godward llp. Reference is made to Exhibits 5.1 and
           8.1.

 23.4***  Consent of Gray Cary Ware & Freidenrich llp. Reference is made to
           Exhibit 8.2.

 24.1*    Power of Attorney. Reference is made to page II-4.

 99.1*    Form of action by written consent of the stockholders of
           YuniNetworks, Inc.

--------
 (1) Incorporated by reference to Exhibit 3.2 filed with the Company's Registration Statement (No. 333-37609) filed October 10, 1997, or with any Amendment thereto, which registration statement became effective November 24, 1997.

 (2) Incorporated by reference to Exhibit 3.4 filed with the Company's Registration Statement (No. 333-37609) filed October 10, 1997, or with any Amendment thereto, which registration statement became effective November 24, 1997.

 (3) Incorporated by reference to Exhibit 4.1 filed with the Company's Registration Statement (No. 333-37609) filed October 10, 1997, or with any Amendment thereto, which registration statement became effective November 24, 1997.

  * Filed herewith.

 ** Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the
    Securities Act. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

*** To be filed by amendment.

 (+) Confidential treatment has been requested with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Commission.